      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 24, 2000



                                                      REGISTRATION NO. 333-35768

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 1
                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------

                                 GUESS ?, INC.
             (Exact name of Registrant as specified in its charter)

              DELAWARE                                2345                               95-3679695
  (State or other jurisdiction of         (Primary Standard Industrial                (I.R.S. Employer
   incorporation or organization)         Classification Code Number)              Identification Number)

                           1444 SOUTH ALAMEDA STREET
                         LOS ANGELES, CALIFORNIA 90021
                                 (213) 765-3100

  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                                BRIAN L. FLEMING
                          EXECUTIVE VICE PRESIDENT AND
                            CHIEF FINANCIAL OFFICER
                                 GUESS ?, INC.
                           1444 SOUTH ALAMEDA STREET
                         LOS ANGELES, CALIFORNIA 90021
                                 (213) 765-3100
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                         ------------------------------

                                   COPIES TO:

            Jerome L. Coben, Esq.                               Jonathan K. Layne, Esq.
           Jeffrey H. Cohen, Esq.                             Gibson, Dunn & Crutcher LLP
  Skadden, Arps, Slate, Meagher & Flom LLP                      333 South Grand Avenue
           300 South Grand Avenue                            Los Angeles, California 90071
        Los Angeles, California 90071

                         ------------------------------


        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
     From time to time after this registration statement becomes effective.

                         ------------------------------

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /


If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/


If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

If this form is a post-effective amendment filed pursuant to Rule 462(c)under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                         ------------------------------

                        CALCULATION OF REGISTRATION FEE


                                                               PROPOSED MAXIMUM         AMOUNT OF
                   TITLE OF EACH CLASS OF                          AGGREGATE          REGISTRATION
                SECURITIES TO BE REGISTERED                     OFFERING PRICE          FEE(1)(2)
Common Stock, par value $0.01 per share.....................     $200,000,000            $52,800



(1) Calculated pursuant to Rule 457 of the rules and regulations under the Securities Act of 1933, as amended.



(2) A filing fee of $39,600 was paid previously in connection with the initial filing of this registration statement for these shares of common stock and is being carried forward.

                         ------------------------------

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SEC, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                   SUBJECT TO COMPLETION, DATED MAY 24, 2000



PROSPECTUS



THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.



                                 GUESS ?, INC.


                                     [LOGO]


                                  COMMON STOCK


-------------------------------------------------------------------------


From time to time, we may sell shares of our common stock. You should read this prospectus and any prospectus supplement carefully before you invest.



Our common stock is traded on the New York Stock Exchange under the symbol "GES." The applicable prospectus supplement will contain information, where applicable, as to any listing on any other securities exchange of the shares of common stock covered by the prospectus supplement.



The shares of common stock may be sold directly by us to investors, through agents designated from time to time or to or through underwriters or dealers. See "Plan of Distribution." If any underwriters are involved in the sale of any shares of common stock in respect of which this prospectus is being delivered, the names of such underwriters and any applicable commissions or discounts will be set forth in a prospectus supplement. The net proceeds we expect to receive from such sale also will be set forth in a prospectus supplement.



This prospectus may not be used to offer or sell any shares of common stock unless accompanied by a prospectus supplement. We urge you to read carefully this prospectus and the accompanying prospectus supplement before you make your investment decision.



INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 8.


--------------------------------------------------------------------------------


NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS OR ANY ACCOMPANYING PROSPECTUS SUPPLEMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



                  The date of this prospectus is       , 2000.

                               TABLE OF CONTENTS


                                                                PAGE
                                                              --------
Prospectus Summary..........................................      4
Risk Factors................................................      8
Forward-Looking Statements..................................     15
Use of Proceeds.............................................     16
Price Range of Common Stock.................................     17
Dividend Policy.............................................     17
Selected Consolidated Financial Data........................     18
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................     19
Business....................................................     28
Management..................................................     44
Principal Stockholders......................................     48
Certain Relationships and Related Transactions..............     50
Description of Capital Stock................................     51
Plan of Distribution........................................     52
Legal Matters...............................................     53
Experts.....................................................     53
About This Prospectus.......................................     53
Where You Can Find More Information.........................     53
Index to Consolidated Financial Statements..................    F-1


                            ------------------------


Our executive offices are located at 1444 South Alameda Street, Los Angeles, California 90021, and our telephone number is (213) 765-3100. We maintain a World Wide Web site at WWW.GUESS.COM. Information contained on our web site is not part of this prospectus or any accompanying prospectus supplement.



You should rely only on the information contained in this prospectus and any accompanying prospectus supplement or to which we have referred you. We have not authorized anyone to provide you with any information that is different. This prospectus and any accompanying prospectus supplement may only be used in jurisdictions where it is legal to sell our common stock. The information in this prospectus and any accompanying prospectus supplement may only be accurate on the date of this prospectus and any accompanying prospectus supplement, regardless of the time of its delivery or of any sale of our common stock. In this prospectus and any accompanying prospectus supplement, "GUESS?," "Guess?," "we," "us," and "our" refer to Guess ?, Inc. and its consolidated subsidiaries.



Guess, Guess?, GUESS?, Guess U.S.A., Guess Jeans, Guess? and Triangle Design, Guess Kids, Guess Collection and Baby Guess are registered trademarks of
Guess ?, Inc. Other product, company or organization names used in this prospectus and any accompanying prospectus supplement may be trademarks of their respective companies or organizations.

                               PROSPECTUS SUMMARY


THIS SUMMARY HIGHLIGHTS INFORMATION CONTAINED IN OTHER PARTS OF THIS PROSPECTUS. BECAUSE IT IS A SUMMARY, IT DOES NOT CONTAIN ALL OF THE INFORMATION THAT YOU SHOULD CONSIDER BEFORE INVESTING IN THE SHARES. YOU SHOULD READ THE ENTIRE PROSPECTUS AND ANY ACCOMPANYING PROSPECTUS SUPPLEMENT CAREFULLY.


                                  OUR COMPANY

GUESS? is one of the most widely recognized brands in the fashion world. We design, market and license a lifestyle collection of casual apparel and accessories, and we are known for trendsetting styles and marketing creativity. We distribute our products through a growing network of GUESS? stores, selected wholesale accounts, international distributors and a new e-commerce site. This multi-channel network provides us with flexibility in marketing our products and significant opportunities for growth.

Our core customer is a style-conscious consumer between the ages of 15 and 25. This customer is attracted to our brand image, distinctive styling and innovative fabrics that we incorporate in our fashion-forward designs. We also appeal to other customers through product lines that include the contemporary and upscale GUESS? Collection and our GUESS? Kids and Baby GUESS? brands.


In 1999, we generated net revenue of $599.7 million, a 27.1% increase from 1998. In addition, in the first quarter of 2000, we generated net revenue of $188.8 million, a 46.2% increase from the same period in 1999. This growth resulted from several initiatives, including implementation of the first phase of our planned retail store expansion program and the concentration of our wholesale distribution efforts on our most profitable accounts. Our gross profit as a percentage of total net revenue increased to 44.7% in 1999 from 42.3% in 1998, while our net earnings grew to $51.9 million from $25.1 million. Our gross profit as a percentage of total net revenue increased to 42.7% for the first quarter of 2000 from 41.9% in the same quarter in 1999, while our net earnings grew to $15.4 million from $11.5 million. This improved profitability resulted from several factors, including increases in our comparable store sales in the United States of 26.9% and 19.2% for 1999 and the first quarter of 2000, respectively, greater "sell through" of full price merchandise and our transition to international vendors to lower product costs.


    GUESS? STORES


We operate both full price retail stores and factory outlet stores. As of April 1, 2000, we operated 108 retail and 59 factory outlet stores in the United States and Canada and a retail store in Florence, Italy. Our retail stores create an upscale and inviting shopping environment which we believe enhances our image. These stores allow us to influence the merchandising and presentation of our products, increase customer awareness and strengthen brand equity. GUESS? retail stores are located primarily in better regional malls and street oriented retail districts, while our factory outlet stores are principally located in major outlet shopping centers and appeal to value-conscious customers. In Summer 2000, we intend to open our first in a series of GUESS? Kids stores, a new retail format that will sell GUESS? Kids and Baby GUESS? apparel and accessories. We generated net revenue of $299.4 million in 1999 from our network of retail and factory outlet stores, a 34.5% increase from 1998. In addition, these stores generated net revenue of $77.8 million in the first quarter of 2000, a 51.1% increase from the same period in 1999.


    WHOLESALE DISTRIBUTION


As of April 1, 2000, our wholesale division distributed products through approximately 2,800 retail stores in the United States, including better department stores and selected specialty retailers. These store locations included approximately 1,200 shop-in-shops, which are exclusive selling areas within department stores that offer a wide array of our products and incorporate GUESS? signage and fixture designs. The shop-in-shop concept enhances brand recognition and ensures the consistent presentation of GUESS? merchandise. We added or remodeled 138 shop-in-shops in 1999 and currently plan to add or remodel approximately 500 shop-in-shops during 2000. We generated net revenue of $260.6 million in 1999 from our wholesale operations, a 22.6% increase from 1998. In addition, our wholesale operations generated net revenue of $100.6 million in the first quarter of 2000, a 46.9% increase from the first quarter of 1999.


    LICENSING AND INTERNATIONAL DISTRIBUTION


The strength and awareness of the GUESS? brand has permitted us to expand our product offerings selectively through trademark licensing agreements. As of April 1, 2000, we had 19 product licenses that cover such fashion accessories as watches, eyewear, handbags and footwear, and seven international trademark licensees authorized to produce and sell various GUESS? products in specific geographic territories. We also sell our products through international distributors who operate GUESS? retail stores and who sell to select department stores and boutiques. As of April 1, 2000, we had a network of 213 international GUESS? stores operated by licensees and distributors. These stores generally carry apparel and accessories that are similar to what we sell in the United States and Canada, and in some instances, may carry products tailored for local fashion preferences. We meet regularly with our licensees and distributors to ensure the quality and consistency of the GUESS? image and to maintain our overall merchandising and design strategies. In 1999, worldwide sales of all licensed products approximated $525 million and generated net royalty revenue of $39.6 million.


                      OUR GROWTH AND OPERATING STRATEGIES

    LEVERAGE THE GUESS? BRAND

We believe the GUESS? brand is an integral part of our business and a source of sustainable competitive advantage. The enduring strength of our brand name and image results from our constant emphasis on innovative and distinctive product designs that stand for exceptional styling and quality. Under the direction of Maurice Marciano, our designers continue to show an ability to interpret global fashion trends and translate them into products that our customers desire. Our advertising department, which is led by Paul Marciano, communicates our fashion and brand image through the use of high-impact print and outdoor advertising. We have spent over $110 million from 1995 through 1999 promoting and strengthening our brand name. Additionally, our licensees and international distributors have spent approximately $100 million supporting the GUESS? brand over this same period.

    GROW RETAIL STORE BASE


Our retail division represents our primary growth initiative. It is our current plan to more than double our retail square footage in the United States and Canada over the next three years. This expansion will capitalize on favorable customer demographics and a number of merchandising, employee and operating initiatives. We intend to open 45 new stores in the United States and 15 new stores in Canada during 2000. Our new United States stores will include 25 retail stores, ten factory outlet stores and our first ten GUESS? Kids stores, while our new Canadian stores will consist of ten retail and five factory outlet stores. We are also introducing a larger format in our full price retail stores.



In 1999, our United States retail and factory outlet stores achieved comparable store sales gains of 28.2% and 23.8%, respectively, over 1998. In the first quarter of 2000, our United States retail and factory outlet stores achieved comparable store sales gains of 21.5% and 13.1%, respectively, over the same period in 1999. In addition, our retail stores generated sales per square foot of $434 in 1999 compared to $336 in 1998 and our factory outlet stores generated sales per square foot of $351 in 1999 compared to $255 in 1998. We attribute the strong sales performance in the retail stores to a more fashion-focused product assortment, improved merchandising efforts, the remodeling of select stores and faster replenishment. Factory outlet stores benefitted from deeper product assortments combined with an emphasis on top selling products and key selling periods. When we use the term comparable store sales in this prospectus, we mean sales generated by stores which were open a minimum of one year prior to the period indicated. When we use the term sales per square foot in this prospectus, we mean net sales divided by the time weighted average of the gross square footage of all stores.


    EXPAND WHOLESALE CHANNEL


As of May 6, 2000, we had unfilled wholesale orders from department and specialty store customers, consisting primarily of orders for seasonal fashion apparel, of $158.9 million, a 74.4% increase from May 2, 1999. We believe these orders, which exclude replenishment orders of basic products, reflect the positive contributions of our program to expand our wholesale business. Beginning two years ago, we instituted a strategy to narrow selectively the number of items offered in our lifestyle collections and to focus our shop-in-shop program on those department stores with the greatest sales potential. In 1999 and the first quarter of 2000, these efforts contributed to a 22.6% and a 46.9% increase, respectively, in wholesale net revenue over the prior period.


    ENHANCE LICENSING ACTIVITIES

We selectively license our trademarks to enhance our brand equity and generate high margin net revenue. We regularly evaluate opportunities to license our trademarks and expand the range of available GUESS? products. For example, we recently awarded the license for Baby GUESS?, a product line which, starting in Summer 2000, will be sold through our new GUESS? Kids stores, upscale department stores and other select wholesale and specialty store accounts.

    IMPROVE PRODUCT SOURCING

Our product sourcing strategy is designed to increase efficiencies, reduce costs and improve quality. We currently purchase approximately 60% of our finished products from international vendors. In 1998, we purchased approximately 50% of our products overseas. Starting in 1998, we also began to rely largely on "packaged purchases," a sourcing strategy under which we supply a vendor with a product design and fabric selection and the vendor delivers a finished product. We believe these strategies have enabled us to reduce our average cost per unit which, in turn, has allowed us to selectively lower our prices while maintaining or expanding our gross margins. We also retain a close relationship with a number of domestic vendors located primarily in Los Angeles who manufacture our GUESS? Collection line and who supplement production of high demand products.

    RELOCATE DISTRIBUTION CENTER

We have opened a new distribution center in Louisville, Kentucky, to replace our distribution center in Los Angeles, California. This approximately 500,000 square foot facility is near United Parcel Service's national transit hub and is centrally located to our major wholesale customers and our own retail stores. This new distribution center will enable us to deliver our products to market more rapidly and will result in reduced shipping costs, lower product handling costs and improved customer service. The facility is equipped with advanced product handling equipment and systems, and has the capacity to accommodate the anticipated growth of our existing businesses.

    PURSUE E-COMMERCE INITIATIVES


We are pursuing both business-to-consumer and business-to-business e-commerce initiatives. In April 1999, we introduced WWW.GUESS.COM, a virtual storefront that promotes the GUESS? brand and customer loyalty, represents an additional retail distribution channel and enhances our image through interactive content. In April 2000, we introduced the first phase of our business-to-business solution to facilitate our interaction with specialty retailers and indirect suppliers. Later this year, we intend to extend this solution to other wholesale customers and to licensees and suppliers. We expect this initiative will eventually reduce our operating costs, increase our sourcing efficiencies and improve customer service. We intend to ultimately expand our business-to-business initiative into an electronic marketplace that will facilitate various levels of interaction between buyers and sellers in the textile and apparel industries.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION


                                               YEARS ENDED DECEMBER 31,                          QUARTERS ENDED
                                 ----------------------------------------------------   --------------------------------
                                   1995       1996       1997       1998       1999     MARCH 27, 1999    APRIL 1, 2000
                                 --------   --------   --------   --------   --------   ---------------   --------------
                                                   (IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)
STATEMENT OF EARNINGS DATA:
  Net revenue..................  $486,733   $551,162   $515,372   $471,931   $599,650      $129,052          $188,844
  Cost of sales................   262,142    298,631    288,408    272,079    331,660        75,024           108,295
                                 --------   --------   --------   --------   --------      --------          --------
  Gross profit.................   224,591    252,531    226,964    199,852    267,990        54,028            80,549
  Selling, general and
    administrative expenses....   141,663    150,877    156,318    142,806    171,014        32,280            52,249
  Severance costs related to
    distribution facility......        --         --         --         --      3,200            --                --
                                 --------   --------   --------   --------   --------      --------          --------
  Earnings from operations.....    82,928     98,095     70,646     57,046     93,776        21,748            28,300
  Gain on disposition of
    property and equipment.....        --         --         --         --      3,849            --                --
  Interest expense, net........   (15,957)   (14,539)   (13,718)   (12,892)    (9,385)       (2,333)           (2,653)
  Other expense, net...........      (157)      (989)    (2,041)      (863)    (1,140)         (112)              (24)
                                 --------   --------   --------   --------   --------      --------          --------
  Earnings before income taxes
    and cumulative effect of
    change in accounting
    principle(1)...............    66,814     82,567     54,887     43,291     87,100        19,303            25,623
  Income taxes(2)..............    26,726     33,241     21,337     18,180     35,200         7,817            10,200
                                 --------   --------   --------   --------   --------      --------          --------
  Net earnings.................  $ 40,088   $ 49,326   $ 37,511   $ 25,111   $ 51,900      $ 11,486          $ 15,423
                                 ========   ========   ========   ========   ========      ========          ========
Earnings per share(1):
  Basic........................  $   0.96   $   1.18   $   0.87   $   0.59   $   1.21      $   0.27          $   0.36
                                 ========   ========   ========   ========   ========      ========          ========
  Diluted......................  $   0.96   $   1.18   $   0.87   $   0.59   $   1.20      $   0.27          $   0.35
                                 ========   ========   ========   ========   ========      ========          ========
Weighted number of shares
  outstanding:
  Basic........................    41,675     41,906     42,898     42,904     43,005        42,919            43,352
                                 ========   ========   ========   ========   ========      ========          ========
  Diluted......................    41,675     41,908     42,902     42,919     43,366        43,177            44,210
                                 ========   ========   ========   ========   ========      ========          ========

SELECTED OPERATING DATA:
RETAIL STORES--UNITED STATES
  ONLY
  Number of stores open at end
    of period..................        62         69         87         84         92            84                94
  Comparable store sales
    increase (decrease)(3).....       0.3%       8.2%      (7.5)%      0.8%      28.2%         34.3%             21.5%
  Sales per square foot(4).....  $    340   $    362   $    333   $    336   $    434      $     81          $    105
FACTORY OUTLET STORES--UNITED STATES ONLY
  Number of stores open at end
    of period..................        47         46         49         48         54            45                56
  Comparable store sales
    increase (decrease)(3).....     (12.6)%     10.7%      (9.6)%    (15.2)%     23.8%         16.7%             13.1%
  Sales per square foot(4).....  $    282   $    317   $    291   $    255   $    351      $     54          $     68



                                                              DECEMBER 31, 1999   APRIL 1, 2000
                                                              -----------------   -------------
                                                                       (IN THOUSANDS)
BALANCE SHEET DATA:
  Working capital...........................................       $ 97,944          $138,658
  Total assets..............................................        369,036           406,326
  Long-term debt and notes payable..........................         83,363           117,805
  Net stockholders' equity..................................        167,355           179,067


------------------------

(1) Effective January 1, 1997, we changed our method of accounting for product display fixtures. (See Note 13 to Consolidated Financial Statements.)

(2) We terminated our S Corporation election in August 1996. This reflects adjustments for Federal and state income taxes as if we had been taxed as a C Corporation rather than as an S Corporation in 1995 and 1996.

(3) Our comparable store sales percentages are based on net revenue, and stores are considered comparable which were open a minimum of one year prior to the year of sales.

(4) Our sales per square foot consists of net sales divided by the time weighted average of the gross square footage of all stores.

                                  RISK FACTORS


YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING FACTORS AND OTHER INFORMATION IN THIS PROSPECTUS AND ANY ACCOMPANYING PROSPECTUS SUPPLEMENT BEFORE DECIDING TO INVEST IN THE SHARES.


RISKS OF OUR BUSINESS

DEMAND FOR OUR MERCHANDISE MAY DECREASE AND THE APPEAL OF OUR BRAND IMAGE MAY DIMINISH IF WE FAIL TO IDENTIFY AND RAPIDLY RESPOND TO CONSUMERS' FASHION TASTES.

The apparel industry is subject to rapidly evolving fashion trends and shifting consumer demands. Accordingly, our brand image and our profitability are heavily dependent upon both the priority our target customers place on fashion and on our ability to anticipate, identify and capitalize upon emerging fashion trends. Current fashion tastes place significant emphasis on a fashionable look. In the past this emphasis has increased and decreased through fashion cycles. If we fail to anticipate, identify or react appropriately, or in a timely manner, to fashion trends, we could experience reduced consumer acceptance of our products, a diminished brand image and higher markdowns. These factors could result in lower selling prices and sales volumes for our products and could have a material adverse effect on our results of operations and financial condition.

WE COULD FIND THAT WE ARE CARRYING EXCESS INVENTORIES IF WE FAIL TO ANTICIPATE CONSUMER DEMAND, IF OUR INTERNATIONAL VENDORS DO NOT SUPPLY QUALITY PRODUCTS ON A TIMELY BASIS, IF OUR MERCHANDISING STRATEGIES FAIL OR IF WE FAIL TO OPEN NEW AND REMODEL EXISTING STORES ON SCHEDULE.

We currently source approximately 60% of our products from international vendors. Consequently, we must commit to styles and fabrics well in advance of the applicable fashion season. Because of this commitment, the products we eventually receive might not be consistent with constantly changing consumer tastes. Further, even if we correctly anticipate consumer fashion trends, our vendors could fail to supply the quality products and materials we require at the time we need them. Moreover, we could fail to effectively market or merchandise these products once we receive them. Lastly, we could fail to open new or remodeled stores on schedule, and inventory purchases made in anticipation of such store openings could remain unsold. Any of the above factors could cause us to experience excess inventories and higher markdowns, which in turn could have a material adverse effect on our results of operations and financial condition.

THE APPAREL INDUSTRY IS HIGHLY COMPETITIVE, AND WE MAY FACE DIFFICULTIES COMPETING SUCCESSFULLY IN THE FUTURE.

We operate in a highly competitive industry with low barriers to entry. We compete with many apparel manufacturers and distributors and many well-known designers, some of whom have substantially greater resources than we do and some of whose products are priced lower than ours. Our retail and factory outlet stores compete with many other retailers, including department stores, some of whom are our major wholesale customers. Our licensed apparel and accessories compete with many designer and non-designer lines and well-known brands. Within each of our geographic markets, we also face significant competition from global and regional branded apparel companies, as well as retailers that market apparel under their own labels. These and other competitors pose significant challenges to our market share in our existing major United States and foreign markets. In addition, our larger competitors may be better able than we to adapt to changing conditions that affect the competitive market. Any of these factors could result in reductions in sales or prices of GUESS? products and could have a material adverse effect on our results of operations and financial condition.

OUR PLAN TO OPEN NEW RETAIL STORES MORE RAPIDLY THAN IN THE PAST COULD STRAIN OUR RESOURCES AND CAUSE US TO EXECUTE OUR BUSINESS LESS EFFECTIVELY.


During 1999, we opened 17 net new stores in the United States and Canada, which represents an increase of approximately 12% from the number of stores open at the end of fiscal 1998. We plan to open 60 stores in the United States and Canada in 2000, which represents an increase of approximately 38% from the number of stores open at the end of 1999. We plan to continue rapid retail store expansion in 2001 and 2002, significantly increasing our retail square footage. This effort will place increased demands on our managerial, operational and administrative resources that could prevent or delay the successful opening of new stores as well as adversely impact the performance of our existing stores.


WE MAY BE UNSUCCESSFUL IN IMPLEMENTING OUR PLANNED RETAIL EXPANSION, WHICH COULD HARM OUR BUSINESS AND NEGATIVELY AFFECT OUR RESULTS OF OPERATIONS.

To open and operate new stores successfully, we must:

  - identify desirable locations, the availability of which is out of our control;

  - negotiate acceptable lease terms, including desired tenant improvement allowances;

  - build and equip the new stores;

  - source sufficient levels of inventory to meet the needs of the new stores;

  - hire, train and retain competent store personnel;

  - successfully integrate the new stores into our existing operations; and

  - satisfy the fashion preferences of customers in the new geographic areas.

Any of these challenges could delay our store openings, prevent us from completing our store opening plans or hinder the operations of stores we do open. We cannot be sure that we can successfully complete our planned expansion or that our new stores will be profitable. Such things as unfavorable economic and business conditions and changing consumer preferences could also interfere with our plans to expand.

WE RELY ON THIRD PARTIES AND OUR OWN PERSONNEL FOR UPGRADING AND MAINTAINING OUR MANAGEMENT INFORMATION AND ACCOUNTING SYSTEMS. IF THESE PARTIES DO NOT PERFORM THESE FUNCTIONS APPROPRIATELY, OUR BUSINESS COULD BE DISRUPTED.

The efficient operation of our business is very dependent on our information and accounting systems. In particular, we rely heavily on the automated sortation system used in our distribution center and the merchandise management system used to track sales and inventory. We depend on our vendors to maintain and periodically upgrade these systems for the continued ability of these systems to support our business as we expand. The software programs supporting our automated sorting equipment and processing our inventory management information were licensed to us by independent software developers. The inability of these developers to continue to maintain and upgrade our software programs could result in incorrect information being supplied to management, inefficient ordering and replenishment of products and disruption of our operations if we are unable to convert to alternate systems in an efficient and timely manner.

Due to our recent rapid growth and increased international sourcing, we have experienced some difficulties with our current management information and accounting systems. In addition, segments of our current information and accounting systems are manually intensive. We have in the past and may in the future experience errors in entering and processing information. While we are taking additional action to reduce the risks associated with these situations, including seeking to purchase a new enterprise-wide information system that could integrate all of our business functions, we can give no assurances that these risks will not have a material adverse effect on our results of operations and financial condition. You should refer to the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" for more information.

THE PRICE OF OUR COMMON STOCK COULD DECLINE SUBSTANTIALLY IF OUR QUARTERLY RESULTS OF OPERATIONS, COMPARABLE STORE SALES, SALES PER SQUARE FOOT, WHOLESALE OPERATIONS OR ROYALTY NET REVENUE DECLINE OR DO NOT MEET THE EXPECTATIONS OF RESEARCH ANALYSTS OR INVESTORS.

Our quarterly results of operations for our individual stores, our wholesale operations and our royalty net revenue have fluctuated in the past and can be expected to fluctuate in the future. Further, if our retail store expansion plan fails to meet our expected results, our overhead and other related expansion costs would increase without an offsetting increase in sales and net revenue. This could have a material adverse effect on our results of operations and financial condition.

Our net revenue and operating results are typically lower in the second quarter of our fiscal year due to general seasonal trends in the apparel and retail industries. Our comparable store sales and quarterly results of operations are affected by a variety of factors, including:

  - shifts in consumer tastes and fashion trends;

  - the timing of new store openings and the relative proportion of new stores to mature stores;

  - calendar shifts of holiday or seasonal periods;

  - changes in our merchandise mix;

  - the timing of promotional events;

  - actions by competitors;

  - weather conditions;

  - changes in style;

  - changes in the business environment;

  - population trends;

  - changes in patterns of commerce such as the expansion of electronic commerce; and

  - the level of pre-operating expenses associated with new stores.

An unfavorable change in any of the above factors could have a material adverse effect on our results of operations and financial condition. You should refer to the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" for more information.

OUR OPERATIONS MAY BE ADVERSELY AFFECTED IF OUR NEW KENTUCKY DISTRIBUTION CENTER DOES NOT OPERATE AS PLANNED.

As part of our expansion and enhanced efficiency efforts, we opened a new approximately 500,000 square foot, fully automated distribution center in Louisville, Kentucky in January 2000. Currently, three of our five product lines are being distributed from this new facility. We intend to complete the transfer of our remaining product lines and our e-commerce operations in the second quarter of 2000. Risks related to this facility include:

  - our failure to timely implement and effectively coordinate distribution activities;

  - performance that may not meet expectations; and

  - concentration of our distribution network at a single site, which would delay our distribution of products in case of local workplace stoppages or damage due to fires, floods and other natural disasters.

In addition, our new distribution center will rely heavily on PKMS, a relatively new integrated receiving, inventory management and shipping system. Some other apparel companies which have used PKMS have reported that they have experienced problems transferring information from PKMS to their own systems. In testing our system, we have identified problems transferring and classifying inventory data from PKMS to our other systems. Also, we need to recruit, train and retain qualified personnel to operate PKMS. It is too soon to tell whether we will experience any serious problems with our new distribution center. Such problems, whether because of PKMS, difficulty in recruiting, training and retaining the necessary personnel, or any other reason, could disrupt our operations and have a material adverse effect on our results of operations and financial condition.

OUR THREE MOST SENIOR EXECUTIVE OFFICERS OWN A MAJORITY OF OUR COMMON STOCK, AND THEIR INTERESTS MAY DIFFER FROM THE INTERESTS OF OUR OTHER STOCKHOLDERS.


As of March 31, 2000, Maurice, Paul and Armand Marciano, our three most senior executive officers, collectively beneficially owned 81.7% of our outstanding shares of common stock. These officers may have different interests than our other stockholders and, accordingly, they may direct the operations of our business or use the proceeds of this offering in a manner contrary to the interests of our other stockholders. As long as these officers own a majority of our common stock, they will effectively be able to:


  - elect our directors;

  - amend or prevent amendment of our Restated Certificate of Incorporation or Bylaws;

  - effect or prevent a merger, sale of assets or other corporate transaction;
    and

  - control the outcome of any other matter submitted to our stockholders for vote.

Their stock ownership, together with the anti-takeover effects of certain provisions of applicable Delaware law and our Restated Certificate of Incorporation or Bylaws, may allow them to delay or prevent a change in control that may be favored by our other stockholders, which in turn could reduce our stock price or prevent our stockholders from realizing a premium over our common stock price. You should refer to the section entitled "Principal Stockholders" for more information.

OUR FAILURE TO ATTRACT AND RETAIN OUR EXISTING SENIOR MANAGEMENT TEAM AND OTHER KEY PERSONNEL COULD ADVERSELY AFFECT OUR BUSINESS.

Our business requires disciplined execution at all levels of our organization in order to ensure the timely delivery of merchandise in appropriate quantities to our stores and our wholesalers' stores. This execution requires experienced and talented management in design, production, merchandising and advertising. Our success depends upon the personal efforts and abilities of our senior management, particularly Maurice, Paul and Armand Marciano, and other key personnel. Although we have recently recruited several key executives with relevant industry expertise, the extended loss of the services of one or more of the Marcianos or other key personnel could materially harm our business. Further, we do not have "key man" insurance with respect to any of the Marcianos or other key employees, and any of them may leave us at any time, which could severely disrupt our business and future operating results.

OUR WHOLESALE BUSINESS IS HIGHLY CONCENTRATED; THE DECISION BY ANY OF OUR LARGE CUSTOMERS TO DECREASE THEIR PURCHASES OF OUR PRODUCTS OR STOP CARRYING OUR PRODUCTS COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR RESULTS OF OPERATIONS AND FINANCIAL CONDITION.

In 1999, 25.2% of our net revenue came from our three largest wholesale customers: 12.4% from Bloomingdale's, Macy's and other affiliated stores owned by Federated Department Stores, 6.5% from The May Company and 6.3% from Dillard's stores. No other single customer or group of related customers accounted for more than 5% of our net revenue in 1999. Continued consolidation in the retail industry could further decrease the number of, or concentrate the ownership of, stores that carry our and our licensees' products. Also, as we expand the number of our retail stores, we run the risk that our wholesale customers will perceive that we are increasingly competing directly with them, which may lead them to reduce or terminate purchases of our products. In addition, in recent years there has been a significant increase in the number of designer brands seeking placement in department stores, which makes any one brand potentially less attractive to department stores. If any one of our major customers decides to decrease purchases from us, to stop carrying GUESS? products or to carry our products only on terms less favorable to us, our sales and profitability could significantly decrease. This could have a material adverse effect on our results of operations and financial condition.

SINCE WE DO NOT CONTROL OUR LICENSEES' ACTIONS AND WE DEPEND ON OUR LICENSEES FOR A SUBSTANTIAL PORTION OF OUR EARNINGS FROM OPERATIONS, THEIR CONDUCT COULD HARM OUR BUSINESS.

We license others to produce and market products which are sold with our trademarks. During 1999, approximately 34% of our earnings from operations were derived from our 14 domestic and 14 international licensees. If the quality, focus, image or distribution of our licensed products diminish, consumer acceptance of the GUESS? brand and products could decline. This could materially and adversely affect our business and results of operations. In 1999, approximately 43% of our net royalties was derived from our top four licensed product lines: GUESS? Watches, GUESS? Handbags and Small Leather Goods, GUESS? Eyewear and GUESS? Footwear. A decrease in customer demand for any of these product lines could have a material adverse effect on our results of operations and financial condition.

CHANGES IN THE ECONOMY AND THE LOCAL ENVIRONMENT OF OUR STORES MAY ADVERSELY AFFECT OUR ABILITY TO GENERATE REVENUES.

The industry in which we operate is cyclical. Purchases of apparel and related merchandise tend to decline during recessionary periods and also may decline at other times. We cannot provide any assurance that we will be able to maintain our recent growth in revenues or earnings, or remain profitable in the future. Further, a recession in the general economy or fears about future economic conditions could decrease consumer spending habits and have a material adverse effect on our results of operations and financial condition.

OUR INVOLVEMENT IN LAWSUITS, BOTH NOW AND IN THE FUTURE, COULD NEGATIVELY IMPACT OUR BUSINESS.

We currently are a defendant in several lawsuits and have been involved in a variety of other legal proceedings in the past. See the section entitled "Business--Legal Proceedings." Although we intend to vigorously defend the claims against us, if any of the claims in these lawsuits or a future lawsuit are resolved unfavorably to us, we may be required to pay substantial monetary damages or pursue alternative business strategies. This could have a material adverse effect on our business. In addition, our defense of these actions has resulted, and may continue to result, in substantial costs to us as well as require the significant dedication of management resources. If we choose to settle any of these lawsuits, the settlement costs could have a material adverse effect on our cash resources and financial condition.

VIOLATION OF LABOR LAWS AND PRACTICES BY US OR OUR LICENSEES, CONTRACTORS OR SUPPLIERS COULD HARM OUR BUSINESS.

We promote and follow applicable legal and ethical business practices through our internal and vendor operating guidelines. However, we do not control our licensees', contractors' or suppliers' labor practices. The violation of labor or other laws by us or any of our licensees, contractors or suppliers, or divergence of a licensee's, contractor's or supplier's labor practices from those generally accepted as ethical in the United States, could have a material adverse effect on our business. See the section entitled "Business--Legal Proceedings."

OUR SUCCESS DEPENDS ON MAINTAINING GOOD WORKING RELATIONSHIPS WITH OUR SUPPLIERS AND MANUFACTURERS.

We do not own or operate most of our production equipment, and we depend on independent contractors to supply our fabrics and to manufacture our products to our specifications. We do not have long-term contracts with any suppliers or manufacturers, and our business is dependent on continued good relations with our vendors. In addition, none of our suppliers or manufacturers supplies or manufactures our products exclusively. As a result, we compete with other companies for the production capacity of independent manufacturers and international import quota capacity. If our vendors or manufacturers fail to ship our fabrics or products on time or to meet our quality standards or are unable to fill our orders, we might not be able to deliver products to our retail stores and wholesale customers on time or at all.

Moreover, our manufacturers have at times been unable to deliver finished products in a timely fashion. This has led to an increase in our inventory, causing a decrease in our profitability. As there are a limited number of qualified, offshore manufacturers, it could take significant time to find alternative manufacturers, which could result in our missing retailing seasons or our wholesale customers' cancelling orders, refusing to accept deliveries or requiring that we lower selling prices. Since we cannot return merchandise to our manufacturers, we could also have a significant amount of unsold merchandise. Any of these problems could harm our financial condition and results of operations.

MUCH OF OUR BUSINESS IS INTERNATIONAL AND CAN BE DISRUPTED BY FACTORS BEYOND OUR CONTROL.

We have been reducing our reliance on domestic contractors and expanding our use of offshore manufacturers as a cost-effective means to produce our products. During 1999, approximately 47% of our international finished apparel purchases was made in the Middle East and Asia and approximately 50% was made in Mexico and South America. In addition, we have been increasing our international sales and, in 1999, 6.7% of our net revenue was from product sales to customers in international markets and 2.1% of our net revenue was from net royalties paid by international licensees, as compared to 5.6% and 2.8%, respectively, during 1998. We have also been increasing our purchases of fabrics outside of the United States.

As a result of our increasing international operations, we face the possibility of greater losses from a number of risks inherent in doing business in international markets and from a number of factors which are beyond our control. Such factors that could harm our results of operations and financial condition include, among other things:

  - political instability which disrupts trade with the countries in which our contractors, suppliers or customers are located;

  - local business practices that do not conform to legal or ethical guidelines;

  - adoption of additional or revised quotas, restrictions or regulations relating to imports or exports;

  - additional or increased customs duties, tariffs, taxes and other charges on imports;

  - significant fluctuations in the value of the dollar against foreign currencies;

  - economic instability in the foreign markets in which we do business, which could influence our ability to sell our products in these international markets; and

  - restrictions on the transfer of funds between the United States and foreign jurisdictions.

Our imports are limited by textile agreements between the United States and a number of foreign jurisdictions, including Hong Kong, China, Taiwan and South Korea. These agreements impose quotas on the amounts and types of merchandise that may be imported into the United States from these countries. These agreements also allow the United States to limit the importation of categories of merchandise that are not now subject to specified limits. The United States and the countries in which our products are produced or sold may also, from time to time, impose new quotas, duties, tariffs or other restrictions, or adversely adjust prevailing quota, duty or tariff levels. In addition, none of our international suppliers or international manufacturers supplies or manufactures our products exclusively. As a result, we compete with other companies for the production capacity of independent manufacturers and import quota capacity. If we were unable to obtain our raw materials and finished apparel from the countries where we wish to purchase them, either because room or space under the necessary quotas was unavailable or for any other reason, or if the cost of doing so should increase, it could have a material adverse effect on our results of operations and financial condition.

WE DEPEND ON OUR INTELLECTUAL PROPERTY, AND OUR METHODS OF PROTECTING IT MAY NOT BE ADEQUATE.

Our success and competitive position depend significantly upon our trademarks and other proprietary rights. We take steps to establish and protect our trademarks worldwide. Despite any precautions we may take to protect our intellectual property, policing unauthorized use of our intellectual property is difficult, expensive and time consuming, and we may be unable to determine the extent of any unauthorized use. We also place significant value on our trade dress and the overall appearance and image of our products. However, we cannot assure you that we can prevent imitation of our products by others or prevent others from seeking to block sales of GUESS? products for violating their trademarks and proprietary rights. We also cannot assure you that others will not assert rights in, or ownership of, trademarks and other proprietary rights of GUESS?, that our proprietary rights would be upheld if challenged or that we would, in that event, not be prevented from using our trademarks, any of which could have a material adverse effect on our financial condition and results of operations. Further, we could incur substantial costs in legal actions relating to our use of intellectual property or the use of our intellectual property by others; even if we are successful, the costs we incur could have a material adverse effect on us. In addition, the laws of certain foreign countries do not protect proprietary rights to the same extent as do the laws of the United States.

RISKS OF THIS OFFERING

OUR THREE MOST SENIOR EXECUTIVE OFFICERS COULD SELL A LARGE AMOUNT OF OUR COMMON STOCK AND LOWER ITS PRICE.


As of March 31, 2000, Maurice, Paul and Armand Marciano, our three most senior executive officers, collectively beneficially owned 81.7% of our outstanding shares of common stock. Subject to applicable securities laws, our policies and contractual lock ups, they are free to sell these shares from time to time for any reason. Sales of substantial amounts of stock in the public market, or the belief that these sales may occur, could reduce the market price of our stock.

OUR STOCK PRICE HAS BEEN AND MAY CONTINUE TO BE VOLATILE.


Since our common stock began publicly trading in 1996, our stock price has ranged from $3.63 to $33.00. The market price of our common stock is likely to fluctuate, both because of actual and perceived changes in our operating results and prospects and because of general volatility in the stock market. The market price could continue to fluctuate widely in response to factors such as:


  - actual or anticipated variations in our results of operations;

  - the addition or loss of suppliers, customers and other business relationships;

  - changes in financial estimates of, and recommendations by, securities analysts;

  - conditions or trends in the apparel and consumer products industries;

  - additions or departures of key personnel;

  - sales of our common stock;

  - general market and economic conditions; and

  - other events or factors, many of which are beyond our control.

Fluctuations in price and trading volume of our stock in response to factors like these could be unrelated or disproportionate to our actual operating performance.

                           FORWARD-LOOKING STATEMENTS


Some of the information in this prospectus and any accompanying prospectus supplement contains forward-looking statements within the meaning of the federal securities laws. These statements include, among others, those relating to our use of proceeds, liquidity, our expected results, the accuracy of data relating to, and anticipated levels of, our future inventory and gross margins, our anticipated cash requirements and sources, the relocation of our distribution center, our cost containment efforts, our plans regarding store openings and closings and our business seasonality. These statements may be found under "Prospectus Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" and in any accompanying prospectus supplement. Forward-looking statements typically are identified by use of terms such as "may," "will," "intend," "expect," "anticipate," "predict," "estimate" and similar words, although some forward-looking statements are expressed differently. You should be aware that GUESS?' actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including consumer acceptance of existing and future product lines, excess inventory levels, the success of our products in a competitive business environment, successfully opening and integrating new stores into existing operations, the quality of our management information systems and other technology, meeting the expectations of research analysts or investors, improving our distribution system through our new distribution center, aligning senior management's interests with our interests, retaining our management team and other key personnel, maintaining our sales levels and business relationships with our large customers and licensees, our ability to monitor our licensees' actions, changes in the economy and the local environments of our stores, obtaining favorable outcomes in pending and future lawsuits, preventing violations of labor laws, maintaining good working relationships with our suppliers and manufacturers, the success of our international operations and protecting our intellectual property rights. You should also consider carefully the statements under "Risk Factors" and other sections of this prospectus and in any accompanying prospectus supplement, which address additional factors that could cause GUESS?' actual results to differ from those set forth in the forward-looking statements.

                                USE OF PROCEEDS



Unless otherwise described in the applicable prospectus supplement, we intend to use the net proceeds for general corporate purposes, which may include the repayment or refinancing of our outstanding indebtedness, working capital and the funding of our retail expansion and remodeling program.



Until we use the net proceeds of any offering pursuant to this prospectus and any accompanying prospectus supplement, we will invest the net proceeds in short-term, investment grade interest-bearing securities.

                          PRICE RANGE OF COMMON STOCK

Since August 8, 1996, our common stock has been listed on the New York Stock Exchange under the symbol "GES." The following table sets forth, for the period indicated, the high and low sales prices of our common stock, as reported on the New York Stock Exchange Composite Tape.


                                                                HIGH       LOW
                                                              --------   --------
YEAR ENDING DECEMBER 31, 1998
First Quarter...............................................   $ 8.38     $ 5.00
Second Quarter..............................................     7.13       3.75
Third Quarter...............................................     4.94       3.75
Fourth Quarter..............................................     7.88       3.63

YEAR ENDING DECEMBER 31, 1999
First Quarter...............................................   $ 9.50     $ 4.88
Second Quarter..............................................    14.25       6.13
Third Quarter...............................................    16.63      10.38
Fourth Quarter..............................................    22.94      11.13

YEAR ENDING DECEMBER 31, 2000
First Quarter...............................................   $33.00     $18.63
Second Quarter through May 23...............................    32.44      15.50



On May 23, 2000, the last reported sale price of our common stock on the New York Stock Exchange was $17.25 per share.


                                DIVIDEND POLICY

Since our initial public offering, we have never paid any cash dividends on our capital stock. We anticipate that we will retain earnings to support operations and to finance the growth and development of our business. Therefore, we do not expect to pay cash dividends in the foreseeable future. In addition, our bank credit agreement contains covenants which limit our ability to pay dividends.

                      SELECTED CONSOLIDATED FINANCIAL DATA


The selected data presented below under the captions "Statement of Earnings Data" and "Balance Sheet Data" for, and as of the end of, each of the years in the five-year period ended December 31, 1999, are derived from our consolidated financial statements that have been audited by KPMG LLP, independent certified public accountants. The consolidated financial statements as of December 31, 1999 and 1998, and for each of the years in the three-year period ended
December 31, 1999, and the report on these statements, are included in this prospectus. The consolidated financial statements as of December 31, 1995, 1996 and 1997, and for each of the years in the two-year period ended December 31, 1996 are not included in this prospectus. The "Statement of Earnings Data" for the quarters ended March 27, 1999 and April 1, 2000 and "Balance Sheet Data" as of April 1, 2000, are derived from unaudited condensed consolidated financial statements included in this prospectus and, in our opinion, include all adjustments, consisting of normal recurring accruals, that are necessary to present fairly the data for these periods. Results for interim periods are not necessarily indicative of results to be expected for the entire year. You should read the selected consolidated financial data together with our historical financial statements and related notes to our financial statements, as well as the section included in this prospectus entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations."



                                                          YEARS ENDED DECEMBER 31,                         QUARTERS ENDED
                                            ----------------------------------------------------   ------------------------------
                                              1995       1996       1997       1998       1999     MARCH 27, 1999   APRIL 1, 2000
                                            --------   --------   --------   --------   --------   --------------   -------------
                                                             (IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)
STATEMENT OF EARNINGS DATA:
  Net revenue.............................  $486,733   $551,162   $515,372   $471,931   $599,650      $129,052        $188,844
                                            --------   --------   --------   --------   --------      --------        --------
  Earnings from operations................    82,928     98,095     70,646     57,046     93,776        21,748          28,300
                                            --------   --------   --------   --------   --------      --------        --------
  Earnings before interest and income
    taxes.................................    82,771     97,106     68,605     56,183     96,485        21,636          28,276
                                            --------   --------   --------   --------   --------      --------        --------
  Net earnings............................  $ 63,919   $ 66,741   $ 37,511   $ 25,111   $ 51,900      $ 11,486          15,423
                                            ========   ========   ========   ========   ========      ========        ========
Supplemental statements of earnings
  data(1):
  Earnings before income taxes and change
    in accounting principle(2)............  $ 66,814   $ 82,567   $ 54,887   $ 43,291   $ 87,100      $ 19,303        $ 25,623
  Income taxes............................    26,726     33,241     21,337     18,180     35,200         7,817          10,200
                                            --------   --------   --------   --------   --------      --------        --------
  Net earnings............................  $ 40,088   $ 49,326   $ 37,511   $ 25,111   $ 51,900      $ 11,486        $ 15,423
                                            ========   ========   ========   ========   ========      ========        ========
Earnings per share(2):
  Basic...................................  $   0.96   $   1.18   $   0.87   $   0.59   $   1.21      $   0.27        $   0.36
                                            ========   ========   ========   ========   ========      ========        ========
  Diluted.................................  $   0.96   $   1.18   $   0.87   $   0.59   $   1.20      $   0.27        $   0.35
                                            ========   ========   ========   ========   ========      ========        ========
Weighted number of shares outstanding:
  Basic...................................    41,675     41,906     42,898     42,904     43,005        42,919          43,352
                                            ========   ========   ========   ========   ========      ========        ========
  Diluted.................................    41,675     41,908     42,902     42,919     43,366        43,177          44,210
                                            ========   ========   ========   ========   ========      ========        ========
SELECTED OPERATING DATA:
RETAIL STORES--UNITED STATES ONLY
  Number of stores open at end of
    period................................        62         69         87         84         92            84              94
  Comparable store sales increase
    (decrease)(3).........................       0.3%       8.2%      (7.5)%      0.8%      28.2%         34.3%           21.5%
  Sales per square foot(4)................  $    340   $    362   $    333   $    336   $    434      $     81        $    105

FACTORY OUTLET STORES--UNITED STATES ONLY
  Number of stores open at end of
    period................................        47         46         49         48         54            45              56
  Comparable store sales increase
    (decrease)(3).........................     (12.6)%     10.7%      (9.6)%    (15.2)%     23.8%         16.7%           13.1%
  Sales per square foot(4)................  $    282   $    317   $    291   $    255   $    351      $     54        $     68



                                                                                  DECEMBER 31,                        APRIL 1,
                                                              ----------------------------------------------------   -----------
                                                                1995       1996       1997       1998       1999        2000
                                                              --------   --------   --------   --------   --------   -----------
                                                                                        (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital.............................................  $ 57,572   $ 76,821   $106,670   $101,310   $ 97,944    $138,658
Total assets................................................   202,635    239,306    287,814    263,772    369,036     406,326
Long-term debt and notes payable............................   123,335    127,316    141,517     99,000     83,363     117,805
Net stockholders' equity....................................    10,997     34,928     75,330    100,409    167,355     179,067


---------------------------
(1) Reflects pro forma adjustments for Federal and state income taxes as if the Company had been taxed as a C corporation rather than an S corporation in 1995 and 1996.
(2) Effective January 1, 1997, the Company changed its method of accounting for product display fixtures. (See Note 13 to Consolidated Financial Statements.)
(3) Our comparable store sales percentages are based on net revenue, and stores are considered comparable which were open a minimum of one year prior to the year of sales.
(4) Our sales per square foot consists of net sales divided by the time weighted average of gross square footage of all stores.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

GENERAL




GUESS? was founded in December 1981 as a designer and marketer of apparel and accessories for men, women and children. Through internal operations and in conjunction with the licensing of our trademarks, we have grown by the increased sales of existing product lines, the introduction of new brands and products, our expansion into international markets and the development of our retail operations. Net revenue increased 27.1% to $599.7 million in 1999 from $471.9 million in 1998. Net earnings increased 106.8% to $51.9 million in 1999 from $25.1 million in 1998. Net revenue increased 46.2% to $188.8 million from $129.1 million for the same period in 1999. In addition, net earnings increased 33.9% to $15.4 million for the first quarter of 2000 from $11.5 million for the same period in 1999.


Our net revenues are generated from three integrated operations: our retail and factory outlet stores, our wholesale customers and distributors and our licensing activities.

                                             YEARS ENDED DECEMBER 31,
                          ---------------------------------------------------------------
                                 1997                  1998                  1999
                          -------------------   -------------------   -------------------
                                              (DOLLARS IN THOUSANDS)
Net revenue:
  Retail operations.....  $215,873     41.9%    $222,624     47.2%    $299,384     49.9%
  Wholesale
    operations..........   250,040     48.5      212,504     45.0      260,628     43.5
                          --------    -----     --------    -----     --------    -----
Product sales...........   465,913     90.4      435,128     92.2      560,012     93.4
Net royalties...........    49,459      9.6       36,803      7.8       39,638      6.6
                          --------    -----     --------    -----     --------    -----
Total net revenue.......  $515,372    100.0%    $471,931    100.0%    $599,650    100.0%
                          ========              ========              ========

                                       QUARTERS ENDED
                          -----------------------------------------
                            MARCH 27, 1999         APRIL 1, 2000
                          -------------------   -------------------
                                   (DOLLARS IN THOUSANDS)
Net revenue:
  Retail operations.....  $ 51,474     39.9%    $ 77,772     41.2%
  Wholesale
    operations..........    68,467     53.1      100,639     53.3
                          --------    -----     --------    -----
Product sales...........   119,941     93.0      178,411     94.5
Net royalties...........     9,111      7.0       10,433      5.5
                          --------    -----     --------    -----
Total net revenue.......  $129,052    100.0%    $188,844    100.0%
                          ========              ========



GUESS? retail sales are generated from the sale of our men's, women's and girls' apparel and our licensees' products through our networks of retail and factory outlet stores. As of April 1, 2000, we operated 108 retail stores primarily located in better regional malls and street oriented retail districts and 59 factory outlet stores principally located in major outlet shopping centers. Our strategy is to increase domestic sales by selectively expanding our network of retail stores, increasing the size of our new retail stores, increasing the sales productivity of our existing stores and closing stores which do not meet our financial objectives. Consistent with this strategy, in 1999 we opened 22 new stores in the United States and Canada and improved our operating base by closing five under-performing stores, resulting in total retail square footage of approximately 834,000 square feet. We intend to open approximately 25 new retail stores and ten new factory outlet stores in the United States in 2000. We also plan to open ten GUESS? Kids stores in the United States, which will carry GUESS? Kids and Baby GUESS? apparel. Retail sales grew to $299.4 million in 1999, a 34.5% increase from 1998. In addition, retail sales grew to $77.8 million in the first quarter of 2000, a 51.1% increase from the same period in 1999. This increase is primarily a result of our expansion of the number of our stores and an increase in average sales per square foot.


As part of our retail expansion, we increased our ownership of our Canadian licensee, GUESS? Canada Corporation, to 60% on August 4, 1999. We have an option to acquire the remaining 40% of GUESS? Canada commencing December 31, 2001. GUESS? Canada currently operates a total of 14 retail stores and three factory outlet stores. We intend to open approximately ten new retail stores and five new factory outlet stores in Canada in 2000. GUESS? Canada is remodeling most of its existing stores and plans to open up to 35 new stores over the next three years.


Wholesale net sales result from the sale of our men's, women's, boys' and girls' apparel to wholesale customers in the United States and Canada, which consist of better department stores, selected specialty retailers and upscale boutiques. As of April 1, 2000, products distributed by our wholesale division were sold in approximately 2,800 retail store locations in the United States, including approximately 1,200 shop-in-shops. Wholesale sales grew to $260.6 million and $100.6 million in 1999 and the first quarter of 2000, respectively, representing increases of 22.6% and 46.9%, respectively, from 1998 and the first quarter of 1999. This increase is primarily a result of the strength of our GUESS? brand and product, our strategic decision to focus on higher volume accounts, the addition of new or remodeled shop-in-shops and the addition of Canadian wholesale operations. We currently plan to add or remodel approximately 500 shop-in-shops during 2000.



Our strategy is to increase net royalties by selectively licensing the GUESS? name. Licensing enables us to broaden the spectrum of available GUESS? brand products and expand distribution into new territories. As of April 1, 2000, we had 26 trademark licenses that cover such fashion accessories as watches, eyewear, handbags and footwear, and allow the manufacture and sale of GUESS? brand products in markets such as Europe, Asia, South America and Africa. GUESS? brand products are also sold through a network of 213 international GUESS? stores operated by licensees and distributors. These stores generally carry apparel and accessories that are similar to what we sell through our own stores. To protect the GUESS? trademark and brand, our licensing department meets regularly with licensees to ensure consistency with our overall merchandising and design strategies and to ensure uniformity and quality control. The licensing department approves in advance all GUESS? brand products, advertising, promotional and packaging materials.


Worldwide sales of GUESS? licensed products approximated $525 million, $577 million and $669 million in 1999, 1998 and 1997, respectively. Aggregate sales of GUESS? brand products generated by our licensees decreased during this time period due to our discontinuing certain licenses, some of which were brought in-house and continuing economic turmoil and currency devaluation in Asian and Latin American markets. These sales generated net revenue of $39.6 million, $36.8 million and $49.5 million in 1999, 1998 and 1997, respectively. In 1998, our net royalty revenue was adversely impacted by the financial difficulties of certain licensees and the termination of various under-performing licensees.

While we have not completed a material or significant investment in, or acquisition of, another company since our initial public offering in 1996, we believe there may be opportunities in the future when we could enhance our business or improve our operations through one or more of such transactions. While we are not currently negotiating any investment or acquisition, we intend to consider these types of opportunities when appropriate.

On February 16, 2000, we filed an amendment to our quarterly report on Form 10-Q for the three and nine month periods ended September 25, 1999 in order to restate the Financial Statements and revise the Management's Discussion and Analysis of Financial Condition and Results of Operations sections. We filed this amendment because we learned during our 1999 year-end closing that certain inventory costs and related cost of sales should have been recognized in the third quarter. Recognizing these costs in the third quarter resulted in a reduction in our previously reported net earnings for the three and nine month periods ended September 25, 1999.

RESULTS OF OPERATIONS


The following table sets forth actual operating results for the years ended 1997, 1998 and 1999 and for the quarters ended March 27, 1999 and April 1, 2000 as a percentage of net revenue.



                                               YEARS ENDED DECEMBER 31,                     QUARTERS ENDED
                                         ------------------------------------      ---------------------------------
                                           1997          1998          1999        MARCH 27, 1999      APRIL 1, 2000
                                         --------      --------      --------      --------------      -------------
Net revenue:
  Product sales....................        90.4%         92.2%         93.4%             93.0%              94.5%
  Net royalties....................         9.6           7.8           6.6               7.0                5.5
                                          -----         -----         -----            ------             ------
                                          100.0         100.0         100.0            100.00             100.00
Cost of sales......................        56.0          57.7          55.3              58.1               57.3
                                          -----         -----         -----            ------             ------
Gross profit.......................        44.0          42.3          44.7              41.9               42.7
Selling, general and administrative
  expenses.........................        30.3          30.2          28.5              25.0               27.7
Severance costs related to
  distribution facility............          --            --           0.5                --                 --
                                          -----         -----         -----            ------             ------
  Earnings from operations.........        13.7          12.1          15.7              16.9               15.0
Other income/(expense):
  Gain on disposition of property
    and equipment..................          --            --           0.6                --                 --
  Interest, net....................        (2.7)         (2.7)         (1.6)             (1.8)              (1.4)
  Other, net.......................        (0.4)         (0.2)         (0.2)               --                 --
                                          -----         -----         -----            ------             ------
                                           (3.1)         (2.9)         (1.2)             (1.8)              (1.4)
Earnings before income taxes and
  cumulative effect of change in
  accounting principle.............        10.6           9.2          14.5              15.1               13.6
Income taxes.......................         4.1           3.9           5.9               6.1                5.4
                                          -----         -----         -----            ------             ------
Earnings before cumulative effect
  of change
  in accounting principle..........         6.5           5.3           8.6               9.0                8.2
Cumulative effect of change in
  accounting principle.............         0.8            --            --                --                 --
                                          -----         -----         -----            ------             ------
Net earnings.......................         7.3%          5.3%          8.6%              9.0%               8.2%
                                          =====         =====         =====            ======             ======



QUARTER ENDED APRIL 1, 2000 COMPARED TO QUARTER ENDED MARCH 27, 1999



Effective January 1, 2000, we changed our quarterly reporting period to end on the Saturday nearest the calendar quarter end. Previously, our quarterly reporting period ended on the last Saturday prior to the quarter end, which resulted in six more calendar days in the current quarter. This change did not have a material impact on the consolidated financial statements.



NET REVENUE. Net revenue increased $59.7 million or 46.2% to $188.8 million for the quarter ended April 1, 2000 from $129.1 million for the quarter ended
March 27, 1999. Net revenue from retail operations increased $26.3 million or 51.1% to $77.8 million for the quarter ended April 1, 2000 from $51.5 million for the quarter ended March 27, 1999. This increase is primarily attributable to a 19.2% increase in comparable store sales resulting from the continued strength of the retail business by having more fashion-focused product assortment, improved merchandising efforts and faster replenishment.



Net revenue from wholesale operations increased $32.1 million or 46.9% to $100.6 million for the quarter ended April 1, 2000 from $68.5 million for the quarter ended March 27, 1999. Domestic and international wholesale operations net revenue increased, for the quarter ended April 1, 2000, by

$22.7 million to $84.2 million and by $9.5 million to $16.4 million, respectively. Our domestic wholesale net revenue increased primarily due to a stronger domestic demand for our women's and girls' product lines. International wholesale operations net revenue increased as a result of increased demand in the European, Asian and South American markets.



Net royalties increased $1.3 million, or 14.5%, to $10.4 million for the quarter ended April 1, 2000 from $9.1 million for the quarter ended March 27, 1999. The increase in net royalties was primarily due to strong performance in the watch, eyewear and footwear product lines, which was partially offset by our discontinuing certain licenses that were brought back in-house in the prior year.



GROSS PROFIT. Gross profit increased 49.1% to $80.5 million for the quarter ended April 1, 2000 from $54.0 million for the quarter ended March 27, 1999. The increase in gross profit resulted from increased net revenue from product sales. Gross margin from product sales increased 56.1% to $70.1 million for the quarter ended April 1, 2000 from $44.9 million for the quarter ended March 27, 1999. Gross profit as a percentage of total net revenue increased to 42.7% for the quarter ended April 1, 2000 as compared to 41.9% for the quarter ended
March 27, 1999. Gross margin from product sales increased to 39.3% for the quarter ended April 1, 2000 compared to 37.4% for the quarter ended March 27, 1999.



The increase in our gross margin from product sales for the quarter was primarily due to improved retail margins, lower off-price sales and the effect of spreading retail occupancy costs over a higher sales base.



SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative, or SG&A, expenses of $52.2 million for the quarter ended
April 1, 2000 increased to 27.7% of net revenue, from 25.0% of net revenue or $32.3 million, in the quarter ended March 27, 1999. The increase in SG&A expenses for the quarter ended April 1, 2000 reflects the expansion of our organizational infrastructure needed to facilitate our growth initiatives. During the quarter ended April 1, 2000, we also incurred start-up and other non-recurring pre-tax costs of $3.1 million relating to the relocation of our distribution operation to Kentucky. Additionally, at the beginning of the quarter ended April 1, 2000, we revised our vacation pay policies to enhance employee benefits, which resulted in a one-time pre-tax charge of $1.3 million.



EARNINGS FROM OPERATIONS.  Earnings from operations increased 30.4% to
$28.3 million for the quarter ended April 1, 2000 from $21.7 million for the quarter ended March 27, 1999. This increase was primarily due to higher revenue.



INTEREST EXPENSE, NET. Net interest expense increased 17.4% to $2.7 million for the quarter ended April 1, 2000 from $2.3 million for the quarter ended
March 27, 1999. The increase is due to higher outstanding debt in the quarter ended April 1, 2000. For the quarter ended April 1, 2000, the average debt balance, excluding GUESS? Canada, was $92.8 million, with an average effective interest rate of 9.2%. For the quarter ended March 27, 1999, the average debt balance was $96.8 million, with an average effective interest rate of 9.5%.



INCOME TAXES. The income tax provision for the quarter ended April 1, 2000 was $10.2 million, or a 40.0% effective tax rate. The income tax provision for the quarter ended March 27, 1999 was $7.8 million, or a 40.5% effective tax rate. Income taxes for the interim periods were computed using the effective tax rate estimated to be applicable for the full year, which is subject to our ongoing review and evaluation.



NET EARNINGS. Net earnings increased to $15.4 million for the quarter ended April 1, 2000, from $11.5 million in the quarter ended March 27, 1999.

YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 1998


NET REVENUE. Net revenue increased $127.8 million or 27.1% to $599.7 million for the year ended December 31, 1999 from $471.9 million for the year ended December 31, 1998. Net revenue from retail operations increased $76.8 million or 34.5% to $299.4 million for the year ended December 31, 1999 from $222.6 million for the year ended December 31, 1998. The primary reasons for this growth were that our United States retail and factory outlet stores achieved comparable store sales gains of 28.2% and 23.8%, respectively, over 1998 and sales volume generated by our new store openings. The strong increase in comparable store net revenue was primarily attributable to our improved merchandising and our fashion-focused product mix. The retail segment is benefitting from our improved customer service levels resulting from our enhanced personnel training and incentive programs that have been offered to our employees.


Net revenue from wholesale operations increased $48.1 million or 22.6% to $260.6 million for the year ended December 31, 1999 from $212.5 million for the year ended December 31, 1998. Our wholesale operations generate revenue from domestic accounts and a select number of international accounts. Domestic and international wholesale operations net revenue increased, for the year ended December 31, 1999, by $40.6 million to $228.7 million and by $7.4 million to $31.9 million, respectively. Our domestic wholesale net revenue increased primarily as a result of the increased demand for fashion products in both of our women's and men's lines. International wholesale operations net revenue increased due primarily to increased sales in the European market, partially offset by soft performance in the Asian and South American markets. GUESS? Canada contributed $7.4 million in wholesale net revenue during the second half of the year ended December 31, 1999.



Net royalties increased $2.8 million, or 7.6%, to $39.6 million for the year ended December 31, 1999 from $36.8 million for the year ended December 31, 1998. The increase in net royalties was primarily due to settlements and adjustments related to our terminating licensees, partially offset by our discontinuing certain licenses that were brought in-house, continuing economic turmoil and currency devaluation in Asian markets.


Net revenue from international operations comprised 6.7% and 5.6% of net product sales during 1999 and 1998, respectively.


GROSS PROFIT. Gross profit increased 34.1% to $268.0 million for the year ended December 31, 1999 from $199.9 million for the year ended December 31, 1998. The increase in gross profit resulted from higher net revenue from product sales. Gross margin from product sales increased 40.1% to $228.4 million for the year ended December 31, 1999 from $163.0 million for the year ended December 31, 1998. Gross profit as a percentage of total net revenue increased to 44.7% for the year ended December 31, 1999 as compared to 42.3% for the year ended December 31, 1998. Gross margin from product sales increased to 40.8% for the year ended December 31, 1999 compared to 37.5% for the year ended December 31, 1998.



The increase in our gross margin from product sales was primarily the result of fixed store occupancy costs being spread over a larger comparable store revenue base, a favorable mix in retail net revenue, which generally carries a higher gross margin rate, lower off-price sales and a decrease in wholesale markdowns and allowances as a percentage of wholesale net revenue.


Furthermore, during the fourth quarter of 1999, we enhanced our ability to estimate reserves through improved processes and more current and accurate data. As a result, we revised our estimate of certain reserves. This resulted in a reduction of cost of sales of $2.3 million and an increase of gross profit of $2.3 million or 2.4%.


SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. SG&A expenses of $171.0 million for the year ended December 31, 1999 decreased to 28.5% of net revenue, from 30.2% of net revenue or $142.8 million, in the year ended December 31, 1998. The decrease in SG&A expenses as a percentage of net revenue was due to our ability to leverage certain expenses against a higher revenue base, as well as the success of our ongoing cost containment programs.


SEVERANCE COSTS RELATED TO DISTRIBUTION FACILITY. In accordance with the requirements of EITF 94-3, "Liability for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)", we recorded a $3.2 million charge for future severance costs related to the relocation of our distribution operations from Los Angeles, California to Louisville, Kentucky. We anticipate the payment of these severance costs to occur in the second quarter of fiscal year 2000.


EARNINGS FROM OPERATIONS.  Earnings from operations increased 64.6% to
$93.8 million for the year ended December 31, 1999 from $57.0 million for the year ended December 31, 1998. The increase was primarily due to higher net revenue, higher gross profit rates and reduced SG&A rates.


GAIN ON DISPOSITION OF PROPERTY. We realized a non-recurring pre-tax gain of $3.8 million on the disposition of property and equipment in 1999.

INTEREST EXPENSE, NET. Net interest expense decreased 27.1% to $9.4 million for the year ended December 31, 1999 from $12.9 million for the year ended
December 31, 1998. This decrease resulted primarily from a lower outstanding average debt. For the year ended December 31, 1999, the average debt balance was $93.1 million, with an average effective interest rate of 9.5%. For the year ended December 31, 1998, the average debt balance was $135.5 million, with an average effective interest rate of 9.0%.

INCOME TAXES. The income tax provision for the year ended December 31, 1999 was $35.2 million, or a 40.4% effective tax rate. The income tax provision for the year ended December 31, 1998 was $18.2 million, or a 42% effective tax rate. The effective tax rate for 1998 was adversely impacted by Federal and state income taxes related to a dividend declared to us by one of our foreign subsidiaries.

NET EARNINGS. Net earnings increased to $51.9 million for the year ended December 31, 1999, from $25.1 million for the year ended December 31, 1998.

YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997

NET REVENUE. Net revenue decreased $43.5 million or 8.4% to $471.9 million for the year ended December 31, 1998 from $515.4 million for the year ended
December 31, 1997. Net revenue from retail operations increased $6.7 million or 3.1% to $222.6 million for the year ended December 31, 1998 from $215.9 million for the year ended December 31, 1997, as a result of the volume generated by our new store openings, partially offset by a $10.7 million, or 5.6%, decrease in comparable store net revenue. The decrease in comparable store net revenue was primarily due to product assortment changes in our outlet stores and softening Pacific Rim tourism, which significantly impacted West Coast business during the first half of 1998. During the second half of 1998, our retail stores experienced positive comparable store net revenue, primarily due to our improved merchandising and store operating initiatives implemented by a new retail management team.

Net revenue from wholesale operations decreased $37.5 million or 15% to $212.5 million for the year ended December 31, 1998 from $250.0 million for the year ended December 31, 1997. Domestic and international wholesale operations net revenue decreased, for the year ended December 31, 1998, by $18.2 million to $188.0 million and by $19.3 million to $24.5 million, respectively. Our domestic wholesale operations net revenue declined primarily as a result of increased competition in branded basic denim apparel. International wholesale operations net revenue decreased due primarily to the sale of the GUESS? Italia wholesale operations in June 1997, which had contributed $13.5 million during the first five months of 1997, as well as soft performance in the Asian and South American markets.

Net royalties decreased $12.7 million, or 25.6% to $36.8 million for the year ended December 31, 1998, from $49.5 million for the year ended December 31, 1997. The decline in net royalties was primarily the result of our terminating various under-performing licenses, discontinuing certain licenses which we brought back in-house, continuing economic turmoil and currency devaluation in the Asian markets and the financial difficulty of one of our domestic licensees.


Net revenue from our international operations comprised 5.6% and 11.5% of our net product revenue during 1998 and 1997, respectively.

GROSS PROFIT. Gross profit decreased 11.9% to $199.9 million for the year ended December 31, 1998 from $227.0 million for the year ended December 31, 1997. The decline in gross profit resulted from lower net royalties, as well as decreased net revenue from product sales. Gross profit from product sales decreased 8.1% to $163.0 million for the year ended December 31, 1998 from $177.5 million for the year ended December 31, 1997. Gross margin decreased to 42.3% for the year ended December 31, 1998 as compared to 44% for the year ended December 31, 1997. Gross margin from product sales decreased to 37.5% for the year ended
December 31, 1998 compared to 38.1% for the year ended December 31, 1997. The decrease in gross margin from product sales was primarily the result of our fixed store occupancy costs being spread over a lower comparable store revenue base, partially offset by a favorable mix in retail net revenue, which generally carries a higher gross margin rate, and lower wholesale markdowns and allowances.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. SG&A expenses decreased 8.6% to $142.8 million, or 30.2% of net revenue, for the year ended December 31, 1998, from $156.3 million, or 30.3% of net revenue, for the year ended December 31, 1997. The decrease in SG&A expenses was primarily due to our cost reduction initiatives implemented in the fourth quarter of 1997.

EARNINGS FROM OPERATIONS.  Earnings from operations decreased 19.3% to
$57.0 million for the year ended December 31, 1998, from $70.6 million for the year ended December 31, 1997. The decrease was primarily due to lower revenue.

INTEREST EXPENSE, NET. Net interest expense decreased 5.8% to $12.9 million for the year ended December 31, 1998 from $13.7 million for the year ended
December 31, 1997. This decrease resulted primarily from a lower outstanding average debt, partially offset by a slightly higher average effective interest rate. For the year ended December 31, 1998, the average debt balance was $135.5 million, with an average effective interest rate of 9%. For the year ended December 31, 1997, the average debt balance was $148.4 million, with an average effective interest rate of 8.8%.

OTHER EXPENSES. Other non-operating expenses were $0.9 million for the year ended December 1998 as compared to $2.0 million for the year ended December 31, 1997. The decrease was primarily due to a $1.4 million write-down in 1997 of an equity investment to the lower of cost or market.

INCOME TAXES. The income tax provision for the year ended December 31, 1998 was $18.2 million, or a 42% effective tax rate. The income tax provision for the year ended December 31, 1997 was $21.3 million, or a 38.9% effective tax rate. The effective tax rate for 1998 was adversely impacted primarily by Federal and state income taxes related to a dividend declared to us by one of our foreign subsidiaries.

NET EARNINGS BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE. Net earnings before cumulative effect of a change in accounting principle decreased by 25.2% to $25.1 million, or 5.3% of net revenue, for the year ended
December 31, 1998 from $33.6 million, or 6.5% of net revenue, for the year ended December 31, 1997.

NET EARNINGS. Net earnings decreased to $25.1 million for the year ended December 31, 1998, from $37.5 million for the year ended December 31, 1997.

LIQUIDITY AND CAPITAL RESOURCES


In the quarter ended April 1, 2000 and during 1999, we relied primarily on internally generated funds and trade credit to finance our operations and expansion. At April 1, 2000, we had working capital of $138.7 million compared to $97.9 million at December 31, 1999. The increase was primarily due to increases of $33.3 million in net receivables and $28.9 million in inventories, which were partially offset by a $23.3 million decrease in short-term investments. The increase in receivables is primarily due to a 29.6% increase in wholesale sales in the first quarter of 2000 from the fourth quarter of 1999. Inventories at April 1, 2000 were $135.5 million compared to $106.6 million at December 31, 1999 and $70.9 million at March 27, 1999. Inventory of GUESS? Canada of $13.8 million and $9.4 million was included at April 1, 2000 and December 31, 1999, respectively. Excluding GUESS? Canada, inventories at
April 1, 2000 increased 25.1% and 71.7% from December 31, 1999 and March 27, 1999, respectively. These higher inventory levels of finished goods inventory were primarily the result of significantly increased product sales, substantially higher wholesale backlog and our retail expansion program, and resulted in higher than anticipated inventory levels at April 1, 2000. We have undertaken steps to reduce the excess inventory levels of finished goods inventory over the next several months by better management of the timing of product deliveries and increased distribution and clearance through our factory outlet stores. Also included in the net cash flow for the first quarter of 2000 was the funding of approximately $7.5 million of distribution center and new store construction costs that were accrued in accounts payable at December 31, 1999.



On December 3, 1999, we entered into a $125 million credit facility with The Chase Manhattan Bank that replaced our $100 million revolving credit facility entered into in March 1997. The credit facility permits borrowings up to $125 million including a $50 million sub-limit for letters of credit. Our credit facility accrues interest at LIBOR plus 100 basis points or the Fed Fund rate plus 50 basis points depending on the duration and type of loan facility. The new credit facility expires on October 31, 2002. At April 1, 2000, we had $29.3 million in outstanding borrowings under the credit facility, $5.2 million in outstanding commercial letters of credit and $33.1 million in standby letters of credit. At April 1, 2000, we had $57.4 million available for future borrowings under the credit facility. The credit facility contains restrictive covenants requiring among other things, the maintenance of certain financial ratios. We were in compliance with all such covenants as of April 1, 2000.



Capital expenditures totaled $63.5 million for 1999 and $13.7 million for 1998. The increase in capital expenditures was due primarily to our increase in store openings, costs associated with our new distribution facility in Louisville, Kentucky, the launching of our online store in April 1999, and the retail expansion of GUESS? Canada. We estimate that our capital expenditures for 2000 will be approximately $80 million primarily for retail store expansion and remodeling and shop-in-shop expansion and enhancements.


We anticipate we will be able to satisfy our ongoing cash requirements through 2000, including retail expansion plans and interest payments on our senior subordinated notes due 2003 (such interest payments paid by us during 1999 amounted to $9.2 million), primarily with cash flow from operations, supplemented by borrowings under our credit facility.

SEASONALITY

Our business is impacted by general seasonal trends characteristic of the apparel and retail industries. Our retail operations are generally stronger in the third and fourth quarters of our fiscal year, while our wholesale operations generally experience stronger performance in the first and third quarters of our fiscal year. As the timing of the shipment of products may vary from year to year, the result for any particular quarter may not be indicative of results for the full year. We have not had significant overhead and other costs generally associated with large seasonal variations. See Note 10 to Consolidated Financial Statements on page F-17.

INFLATION

We do not believe the relatively moderate rates of inflation experienced in the United States over the last three years have had a significant effect on our net revenue or profitability. Although higher rates of inflation have been experienced in a number of foreign countries in which our products are manufactured, we do not believe inflation rates in these countries have had a material adverse effect on our net revenue or profitability.

IMPACT OF RECENT ACCOUNTING PRONOUNCEMENTS


In June 1998, Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") was issued.
SFAS 133 establishes accounting and reporting standards for derivative instruments and for hedging activities. It is effective for fiscal years beginning after June 15, 2000. We believe the adoption of SFAS 133 will not have a material impact on our financial reporting.

                                    BUSINESS

OVERVIEW

GUESS? is one of the most widely recognized brands in the fashion world. We design, market and license a lifestyle collection of casual apparel and accessories, and are known for trendsetting styles and marketing creativity. Our core customer is a style-conscious consumer between the ages of 15 and 25. This customer is attracted to our brand image and the distinctive styling and innovative fabrics that we incorporate in our fashion-forward designs. We also appeal to other customers through product lines that include the contemporary and upscale GUESS? Collection and our GUESS? Kids and Baby GUESS? brands.

We distribute our products through a growing network of GUESS? stores, selected wholesale accounts, international distributors and a new e-commerce site. This multi-channel network provides us with flexibility in marketing products and significant opportunities for growth. We market our apparel under numerous trademarks including GUESS?, Guess, Guess ?, Guess U.S.A., Guess Jeans, Guess? and Triangle Design, Guess Kids, Guess Collection and Baby Guess. Our apparel lines include full collections of denim and cotton clothing, including jeans, pants, overalls, skirts, dresses, shorts, blouses, shirts, jackets and knitwear. We also selectively grant licenses to manufacture and distribute a broad range of products that complement our apparel lines, including watches, eyewear, handbags and footwear.

Since our founding in 1981, our name has become one of the most familiar in fashion through a consistent emphasis on innovative and distinctive designs. We have a large team of designers who, under the direction of Maurice Marciano, have demonstrated the ability to interpret global fashion trends and translate them into products that our customers desire. Our award-winning advertising department, which is led by Paul Marciano, communicates our fashion and brand image through the use of high-impact print and outdoor advertising.


In 1999, we generated net revenue of $599.7 million, a 27.1% increase from 1998. In addition, in the first quarter of 2000, we generated net revenue of $188.8 million, a 46.2% increase from the same period in 1999. This growth resulted from several initiatives, including implementation of the first phase of our planned retail store expansion and the concentration of our wholesale distribution efforts on our most profitable accounts. Further, our gross profit as a percentage of total net revenue increased to 44.7% in 1999 from 42.3% in 1998, while our net earnings grew to $51.9 million from $25.1 million. Our gross profit increased to 42.7% for the first quarter of 2000 from 41.9% in the same quarter in 1999, while our net earnings grew to $15.4 million from $11.5 million. This profitability resulted from several factors, including increases in our comparable store sales in the United States of 26.9% and 19.2% for 1999 and the first quarter of 2000, respectively, greater "sell through" of full price merchandise and our transition to international vendors to lower product costs.


Over the next three to five years, we anticipate that our retail division will represent our primary growth initiative. We expect to achieve growth by adding a significant number of new stores, increasing the average size of new stores and continuing to increase sales productivity for all stores. In 1999, we opened 17 net new stores and expect to open an additional 60 new stores in the United States and Canada in 2000. It is our current plan to more than double our retail square footage in the United States and Canada over the next three years.

We also intend to grow our wholesale net revenue. In 1999, we added or remodeled 138 shop-in-shops. These exclusive selling areas within department stores enhance brand recognition and ensure the consistent presentation of GUESS? merchandise. We plan to add or remodel approximately 500 shop-in-shops in 2000.

OUR INDUSTRY

With the large "baby boom" generation maturing and having children, the younger segments of the U.S. population have been increasing in recent years. According to the U.S. Census Bureau, Generation Y (ages 10 to 24) will grow from
56.3 million in 1998 to 63.1 million in 2010, a growth rate that outpaces that of the general population by nearly 20%. This group is more than three times the size of Generation X (ages 25 to 35) and is the largest demographic group in the United States since the baby boomer generation. Teenage Research Unlimited, an independent consumer research firm, estimates that total teen spending in 1999 was approximately $153 billion.

WE HAVE A DISTINCTIVE BRAND IMAGE

We are known for our unique style and believe the GUESS? brand communicates a distinctive image that is fun, fashionable and sexy--and always at the forefront of fashion. Since the beginning of 1995, we have spent over $110 million promoting and strengthening our brand name in the United States and Canada. In addition our licensees and international distributors have spent approximately $100 million advertising the GUESS? brand over this same period.

    WE OFFER CUTTING-EDGE DESIGNS

Under the direction of Maurice Marciano, GUESS? apparel is designed by an in-house staff of five teams (men's, women's, girls', boys' and GUESS? Collection) based in Los Angeles, California. Our design teams travel throughout the world in order to discover new fabrics and monitor fashion trends. Fabric shows in Europe, Asia and the United States provide additional opportunities to discover and sample new fabrics. These fabrics, together with the trends observed by our designers, serve as the primary source of inspiration for our lines and collections. We also maintain a fashion library consisting of antique and contemporary garments as an additional source for creative concepts. In addition, design teams regularly meet with members of the sales, merchandising and retail operations to further refine our products in order to meet the particular needs of our markets.

The GUESS? products within each of our apparel and accessories lines generally fall into one of three categories: "core basics," which includes such items as our traditional denim and cotton clothing; "fashion basics," which includes such items as jeans made from more unusual fabrics and with more intricate top-stitching; and "fashion fashion," which includes trendy and cutting-edge fashion apparel and accessories. In addition, we divide the year into four three-month merchandising seasons: spring, summer, fall and holiday. We typically introduce new merchandise within each of our apparel and accessories lines in each season in order to continually generate freshness in our product lines. Each line is built around a central seasonal theme and includes a stylish assortment of coordinated basic and fashion apparel with complementary accessories designed to encourage multiple item purchases and wardrobe building.

    WE CREATE AWARD-WINNING ADVERTISING

Our advertising strategy promotes the GUESS? image and products, with an emphasis on creating an image that is fun, fashionable and sexy. GUESS? Jeans, GUESS? U.S.A. and GUESS ?, Inc. images have been showcased in dozens of major publications and outdoor and broadcast media throughout the United States and the world. Led by Paul Marciano, our advertising department has contributed to making the GUESS? brand a fashion icon. Our signature black and white print advertisements as well as color print advertisements designed by our advertising department have garnered prestigious awards, including Clio, Belding and Mobius awards for creativity and excellence.

We have maintained a high degree of consistency in our advertisements by projecting similar global themes and images of the GUESS? brand. Portraying core lifestyle themes more often than a particular product, our distinctive advertising builds on the GUESS? brand and image, season after season. We launched a new marketing and advertising campaign in 1999, which included strong and consistent images featured in all of our print, outdoor and Internet advertising and in our enhanced point-of-sale materials.

We further strengthen communications with customers through our WWW.GUESS.COM web site. This global medium provides consumers with information about our history, GUESS? products and store locations and allows us to receive and respond directly to customer feedback.

OUR CUSTOMERS ARE VERY STYLE CONSCIOUS

Our core customer is a style-conscious consumer between the ages of 15 and 25. These consumers are part of the highly desirable Generation Y demographic group that we believe is growing rapidly and has significant disposable income. We believe that our success in targeting our core customer reflects the enduring strength of the GUESS? brand name. Our image results from our constant emphasis on innovative and distinctive product designs that stand for exceptional styling and unparalleled quality.

We also seek opportunities to diversify into new product categories and reach other style-conscious demographic groups. For example, the GUESS? Collection line of women's apparel targets a style-conscious, discerning customer seeking superior style and quality. This higher-end collection of women's skirts, dresses, tops, jackets and blouses incorporates a contemporary high fashion combination of colors and styles. This apparel line is currently sold exclusively through our retail stores and the Internet.

We are also seeking to grow our GUESS? Kids and Baby GUESS? collections. We believe these collections will appeal to parents who enjoyed GUESS? products in the 1980s and 1990s and now desire to expand their relationship with us by purchasing a more stylish line of children's apparel and accessories. In 1998, we acquired our girls' line from a licensee and in 1999 we acquired our boys' line. We also recently selected the licensee for Baby GUESS?. Both the GUESS? Kids and Baby GUESS? collections of apparel and accessories will be featured in a series of new GUESS? Kids stores, the first of which is scheduled to open in Summer 2000. We also intend to sell these lines in selected department stores, including through a series of shop-in-shops.

WE ARE CURRENTLY IMPLEMENTING A MULTI-CHANNEL RETAIL EXPANSION PROGRAM

Our retail division has been a catalyst driving our growth in the marketplace. Retail operations produced our strongest growth in 1999, as substantially all of our stores were profitable. As we implement our retail expansion program, we expect the retail division will continue to support our future growth.


As of April 1, 2000, we operated 108 retail and 59 factory outlet stores in the United States and Canada and a retail store in Florence, Italy. Our retail stores create an upscale and inviting shopping environment which we believe enhances our image. These stores allow us to influence the merchandising and presentation of our products, increase customer awareness and strengthen brand equity. GUESS? retail stores are located primarily in better regional malls and street oriented retail districts, while our factory outlet stores are principally located in major outlet shopping centers. To distinguish our retail stores, we command attractive locations and utilize distinctive architectural features such as high ceilings to create a visually appealing and enticing environment. We believe that our stylistic presentation of apparel and accessories helps create a differentiated store environment unique within our industry.


Our network of GUESS? stores generated net revenue of $299.4 million in 1999, a 34.5% increase from 1998. Operating profit as a percentage of net revenue is generally higher for retail operations than for wholesale operations. It has been our experience that our retail locations complement our wholesale operations by building brand awareness and contributing to the growth of our wholesale division. Based on our recent successful retail operating performance, an expanded infrastructure and favorable customer demographics, we believe we are well positioned for store expansion over the next several years.

Our retail stores are generally located in better regional shopping malls. We also operate a select number of stores in street oriented retail districts in major metropolitan cities. This group includes three flagship stores in Beverly Hills, New York City (Soho) and Boston. We plan to open three additional flagship stores in 2000. These stores will be located in Chicago, San Francisco and our second New York flagship located in the Flatiron District.


We operated 59 factory outlet stores as of April 1, 2000. These stores offer a unique product line targeted to the value-conscious consumer and facilitate the clearance of past season merchandise. Geographically positioned to minimize potential overlap with our primary customers, our factory outlet stores also add sales in regions where GUESS? products may not be readily available.


    UNITED STATES AND CANADIAN STORE LOCATIONS


The following map and table identifies our full price retail and factory outlet stores in the United States and Canada. As of April 1, 2000, our 108 retail stores were located in 25 states and five provinces and our 59 factory outlet stores were located in 27 states, Puerto Rico and two provinces.


                                     [LOGO]

UNITED STATES (150)

ALABAMA (1)

  FACTORY OUTLET (1)

Foley (Foley)

ARIZONA (7)

  RETAIL (5)

Fiesta Mall (Mesa)

Metrocenter (Phoenix)

Scottsdale Fashion Center (Scottsdale)

Park Place Mall (Tucson)

Tucson Mall (Tucson)

  FACTORY OUTLET (2)

Casa Grande (Casa Grande)

Arizona Mills (Tempe)

CALIFORNIA (30)

  RETAIL (22)

Rodeo Drive (Beverly Hills)

Brea Mall (Brea)

Los Cerritos (Cerritos)

South Coast Plaza (Costa Mesa)

Glendale Galleria (Glendale)

Beverly Center (Los Angeles)

Century City Mall (Los Angeles)

Fashion Square (Los Angeles)

Northridge Fashion (Los Angeles)

Topanga Mall (Los Angeles)

Westside Pavilion (Los Angeles)

Stoneridge Mall (Pleasonton)

Tyler Mall (Riverside)

Downtown Plaza (Sacramento)

Fashion Valley (San Diego)

Horton Plaza (San Diego)

University Town Center (San Diego)

San Francisco Shopping Center (San Francisco)

Stonestown Galleria (San Francisco)

Valley Fair (Santa Clara)

Third Street Promendade (Santa Monica)

Del Amo (Torrance)

  FACTORY OUTLET (8)

Barstow (Barstow)

Cabazon (Cabazon)

Camarillo (Camarillo)

Gilroy (Gilroy)

Cooper Building (Los Angeles)

Great Mall of Bay Area (Milpitas)

Ontario Mills (Ontario)

San Ysidro (San Diego)

COLORADO (3)

  RETAIL (2)

Cherry Cheek (Denver)

Park Meadows (Littleton)

  FACTORY OUTLET (1)

Castle Rock (Castle Rock)

CONECTICUT(2)

  RETAIL (2)

Stamford Town Center (Stamford)

Westfarms (West Hartford)

DELAWARE (1)

  FACTORY OUTLET (1)

Rehoboth Beach (Rehoboth Beach)

FLORIDA (12)

  RETAIL (8)

Aventura Mall (Aventura)

Town Center at Boca Raton (Boca Raton)

Brandon Town Center (Brandon)

Bayside Marketplace (Miami)

Dadeland Mall (Miami)

South Beach (Miami Beach)

Florida Mall (Orlando)

Palm Beach Gardens (Palm Beach Gardens)

  FACTORY OUTLET (4)

Orlando (Orlando)

Orlando 2 (Orlando)

St. Augustine (St. Augustine)

Sawgrass Mills (Sunrise)

GEORGIA (5)

  RETAIL (3)

Lenox Square (Atlanta)

Perimeter Mall (Atlanta)

Mall of Georgia (Buford)

  FACTORY OUTLET (2)

Commerce (Commerce)

Dawsonville (Dawsonville)

HAWAII (2)

  RETAIL (1)

Ala Moana (Honolulu)

  FACTORY OUTLET (1)

Waikele (Waipahu)

ILLINOIS (4)

  RETAIL (3)

Oakbrook Mall (Oak Brook)

Woodfield Mall (Schaumburg)

Old Orchard (Skokie)

  FACTORY OUTLET (1)

Gurnee Mills (Gurnee)

INDIANA (1)

  FACTORY OUTLET (1)

Lighthouse Place (Michigan City)

IOWA (1)

  FACTORY OUTLET (1)

Williamsburg (Williamsburg)

KANSAS (1)

  RETAIL (1)

Oak Park Mall (Overland Park)

KENTUCKY (2)

  RETAIL (2)

Fayette Mall (Lexington)

Mall at St. Matthews (St. Matthews)

LOUISIANA (1)

  FACTORY OUTLET (1)

Gonzales (Gonzales)

MARYLAND (3)

  RETAIL (1)

Montgomery Mall (Bethesda)

  FACTORY OUTLET (2)

Hagerstown (Hagerstown)

Queenstown (Queenstown)

MASSACHUSETTS (4)

  RETAIL (3)

Newbury Street (Boston)

Cambridgeside (Cambridge)

Emerald Square (North Attleborough)

  FACTORY OUTLET(1)

Wrentham (Wrentham)

MICHIGAN (8)

  RETAIL (5)

Fairlane Town Center (Dearborn)

Eastland Mall (Harper Woods)

Woodland Mall (Kentwood)

Twelve Oaks (Novi)

Somerset (Troy)

  FACTORY OUTLET (3)

Birch Run (Birch Run)

Kensington (Howell)

West Branch (West Branch)

MINNESOTA (2)

  RETAIL (1)

Mall of America (Minneapolis)

  FACTORY OUTLET (1)

Medford (Medford)

MISSOURI (2)

  FACTORY OUTLET (2)

Branson (Branson)

Osage Beach (Osage Beach)

NEVADA (3)

  RETAIL (2)

Ceasar's Forum Shops (Las Vegas)

Meadowood Mall (Reno)

  FACTORY OUTLET (1)

Fashion Outlet (Primm)

NEW JERSEY (4)

  RETAIL (3)

Garden State Plaza (Paramus)

Mall at Short Hills (Short Hills)

Willowbrook Mall (Wayne)

  FACTORY OUTLET (1)

Jersey Gardens (Elizabeth)

NEW YORK (13)

  RETAIL (10)

Walden Galleria (Buffalo)

Roosevelt Field Mall (Garden City)

Walt Whitman Mall (Huntington)

Smith Haven (Lake Grove)

Nanuet Mall (Nanuet)

SoHo (New York City)

South Street Seaport (New York City)

Staten Island (New York City)

Eastview Mall (Victor)

Westchester (White Plains)

  FACTORY OUTLET (3)

Niagara Falls (Niagara Falls)

Riverhead (Riverhead)

Woodbury Commons (Woodbury)

NORTH CAROLINA (3)

  RETAIL (3)

South Park Mall (Charlotte)

Crabtree Valley Mall (Raleigh)

Hanes Mall (Winston-Salem)

OHIO (3)

  RETAIL (2)

Beachwood Place (Cleveland)

Columbus City Center (Columbus)

  FACTORY OUTLET (1)

Jeffersonville (Jeffersonville)

OREGON (1)

  RETAIL (1)

Pioneer Place (Portland)

PENNSYLVANIA (6)

  RETAIL (1)

King of Prussia (King of Prussia)

  FACTORY OUTLET (5)

Grove City (Grove City)

Lancaster (Lancaster)

Franklin Mills (Philadelphia)

Reading (Reading)

Tannersville (Tannersville)

PUERTO RICO (1)

  FACTORY OUTLET (1)

Old San Juan (San Juan)

RHODE ISLAND (1)

  RETAIL (1)

Providence Place (Providence)

SOUTH CAROLINA (1)

  FACTORY OUTLET (1)

Myrtle Beach (Myrtle Beach)

TENNESSEE (1)

  FACTORY OUTLET (1)

Five Oaks (Sevierville)

TEXAS (13)

  RETAIL (7)

Highland Mall (Austin)

Dallas Galleria (Dallas)

North Park (Dallas)

Cielo Vista Mall (El Paso)

Huelen Mall (Forth Worth)

Houston Galleria (Houston)

North Star Mall (San Antonio)

  FACTORY OUTLET (6)

Conroe (Conroe)

Gainesville (Gainesville)

Grapevine Mills (Grapevine)

Hillsboro (Hillsboro)

Katy Mills (Katy)

San Marcos (San Marcos)

UTAH (1)

  FACTORY OUTLET (1)

Park City (Park City)

VIRGINA (5)

  RETAIL (3)

Fair Oaks Mall (Fairfax)

Tysons Corner (McLean)

Regency Square (Richmond)

  FACTORY OUTLET (2)

Potomac Mills (Prince William)

Berkeley Commons (Williamsburg)

WASHINGTON (2)

  RETAIL (2)

Bellevue Square (Bellevue)

Southcenter (Seattle)

CANADA (17)

ALBERTA (2)

  RETAIL (2)

South Center Mall (Calgary)

West Edmonton Mall (Edmonton)

BRITISH COLUMBIA (2)

  RETAIL (2)

Robson Street (Vancouver)

Whistler Center Village (Whistler)

MANITOBA (1)

  RETAIL (1)

Polo Park Mall (Winnipeg)

ONTARIO (8)

  RETAIL (6)

Sherway Gardens (Etobicoke)

Square One (Mississauga)

Upper Canada Mall (Newmarket)

Bayview Village (Toronto)

Queen Street (Toronto)

Yorkdale Shopping Center (Toronto)

  FACTORY OUTLET (2)

Niagara Falls (Niagara Falls)

Windsor Crossing Premium Outlets (Windsor)

QUEBEC (4)

  RETAIL (3)

St. Catherine St. West (Montreal)

Rockland (Mount Royal)

Fairview Centre (Pointe-Claire)

  FACTORY OUTLET (1)

Saint Sauveur Place du Cinema (Saint Sauveur)

    INTERNATIONAL STORE LOCATIONS


The following map identifies the location of the 201 full price retail and 12 factory outlet international GUESS? stores, which are located in 38 countries. These stores are owned and operated by GUESS? licensees and distributors.


                                     [LOGO]

WE ARE PURSUING A THREE-PART GROWTH PLAN FOR OUR RETAIL DIVISION

We plan that our retail division will be our primary growth initiative over the next three to five years. Accordingly, during 1999, we initiated a program to:

  - increase the number of new GUESS? stores;

  - increase the productivity of all GUESS? stores; and

  - increase the average size of new GUESS? full price retail stores.

    NEW STORE EXPANSION

We plan to more than double our retail square footage in the United States and Canada during the next three years. We intend to open 60 new stores during 2000 consisting of 25 retail, ten factory outlet and ten GUESS? Kids stores in the United States and ten retail and five factory outlet stores in Canada. We expect to open a significant number of new stores in these markets during the next several years.

                                                          NEW STORE OPENINGS
                                  ------------------------------------------------------------------
                                        RETAIL            FACTORY OUTLET
                                  -------------------   -------------------
                                    U.S.      CANADA      U.S.      CANADA    GUESS? KIDS    TOTAL
                                  --------   --------   --------   --------   -----------   --------
1999............................      9          3         10         0            0           22
2000............................     25         10         10         5           10           60

    ENHANCE RETAIL PRODUCTIVITY

During 1998, we instituted several initiatives to improve the performance of our retail and factory outlet stores. These ongoing initiatives include:

  - achieving better inventory management so that we have the right products in stock;

  - remodeling select stores to promote a consistent brand message; and

  - developing a motivated team of sales professionals so that our customers have a favorable shopping experience.


We have been pleased with the results of these initiatives. In 1999, our retail and factory outlet stores achieved comparable store sales gains of 28.2% and 23.8%, respectively, over 1998. Our retail stores generated sales per square foot of $434 in 1999 compared to $336 in 1998 and our factory outlet stores generated sales per square foot of $351 in 1999 compared to $255 in 1998. In the first quarter of 2000, our United States retail and factory outlet stores achieved comparable store sales gains of 21.5% and 13.1%, respectively, over the same period in 1999.



As part of our retail expansion, we increased our ownership of our Canadian licensee, GUESS? Canada, to 60% on August 4, 1999. We have an option to acquire the remaining 40% of GUESS? Canada commencing December 31, 2001. As of April 1, 2000, GUESS? Canada operated a total of 14 retail stores and three factory outlet stores. We intend to open approximately ten new retail stores and five new factory outlet stores in Canada in 2000. GUESS? Canada is remodeling most of its existing stores and plans to open up to 35 new stores over the next three years.


    LARGER STORE FORMAT

The average size of our full price retail stores in the United States is approximately 5,400 square feet. Over the next several years, we intend to increase the size of our new full price retail stores to accommodate the full line of GUESS? apparel and accessories. We plan to open three additional flagship stores in 2000. These flagship stores will be located in Chicago, San Francisco and our second New York flagship located in the Flatiron District. These stores will average approximately 11,000 square feet. The average size of our factory outlet stores in the United States is approximately 5,500 square feet. New GUESS? Kids' stores are expected to average approximately 2,800 square feet.

THE LOOK AND FEEL OF GUESS? STORES AND SHOP-IN-SHOPS IS IMPORTANT IN BUILDING OUR BRAND EQUITY

Our full price retail and factory outlet stores present GUESS? apparel and accessories in a stylish and fun environment. We have developed prototype designs for both store formats. Our full price retail stores utilize design elements such as light colored wood, chrome and modern lighting fixtures to create an appealing sense of openness. Recognizable GUESS? advertising prints are placed throughout each store to highlight selected fashions and reinforce our brand image. We also utilize modular display units to allow us to handle varying levels of merchandise. Our factory outlet stores incorporate many of these same design themes, as well as exposed ceilings and warehouse style lighting. Our new series of GUESS? Kids stores will incorporate many of the same themes as our full price stores with an emphasis on youth and fun.

Our prototype designs will be used in our new stores and in those previously opened stores that we elect to remodel. In 1999, we remodeled 14 stores and we intend to remodel another 25 stores in 2000.

Our wholesale operations utilize a series of shop-in-shop designs that reflect the same open and inviting themes used in our retail stores. Our shop-in-shops, for example, incorporate GUESS? signage and display fixtures that are similar to those used in our retail stores. The size of our shop-in-shops

(excluding significantly larger shop-in-shops in key department store locations) average approximately 450 square feet.

WE HAVE BENEFITTED THROUGH OUR CAREFUL SELECTION OF WHOLESALE CUSTOMERS

Our wholesale division sells GUESS? products primarily to leading department stores and selected specialty retailers. These stores provide the high quality shopping environment that the GUESS? brand deserves. We have implemented a strategy to focus our efforts on the top performing department store locations of our wholesale customers. Our analysis has determined that these stores represent the greatest opportunity for sales growth of our product.

    OUR WHOLESALE CUSTOMERS

We currently sell our products to wholesale accounts that operate approximately 2,800 retail store locations in the United States. Department stores represent our largest customer group. In 1999, Bloomingdale's, Macy's and other affiliated stores owned by Federated Department Stores, The May Company and Dillard's stores represented 12.4%, 6.5% and 6.3%, respectively, of our net revenue.


As a critical element of our wholesale distribution to department stores, we utilize shop-in-shops within department stores to enhance GUESS? brand recognition and ensure the consistent presentation of GUESS? products. As of April 1, 2000, these department store locations collectively contained approximately 1,200 GUESS? shop-in-shops. In some cases, in order to promote brand awareness and attract customers, we may have multiple shop-in-shops that sell more than one line of GUESS? apparel within a department store. In 1999, we added or remodeled 138 shop-in-shops. As part of our continued growth strategy, during 2000 we currently plan to add or remodel approximately 500 shop-in-shops. We believe shop-in-shops encourage our department store customers to carry a representative cross-section of GUESS? apparel and accessories.


    OUR BACKLOG


We generally receive wholesale orders for fashion apparel approximately 90 to 120 days prior to the time the products are delivered to stores. Under certain circumstances, some orders may be cancelled by the customer. Our backlog depends upon a number of factors, including seasonality and the scheduling of manufacturing and shipment of products. As of May 6, 2000, we had unfilled wholesale orders from department and specialty store customers, consisting primarily of orders for seasonal fashion apparel, of $158.9 million, a 74.4% increase from May 2, 1999. We believe that these orders, which exclude replenishment orders of basic products, reflect the positive contributions of our program to expand our wholesale business. In 1999, these efforts contributed to a 22.6% increase in wholesale net revenue over the prior year.


WE HAVE EXPANDED OUR PRODUCT OFFERINGS AND GLOBAL MARKETS THROUGH OUR LICENSEES

Consumer desire for GUESS? brand goods has permitted us to expand our product offerings selectively through trademark licensing agreements. In addition, a key aspect of the development of GUESS? as a worldwide brand is attributable to our trademark licensing activities. Early on, we recognized the importance of forming relationships with select licensees who could enhance the GUESS? brand by expanding the range of available GUESS? products and by utilizing their skills in specialized areas and in specific geographic markets.

    OUR LICENSEES

Product and international licensees are granted the right to manufacture and sell at wholesale prices specified products under one or more of our trademarks. Generally, product licenses encompass the production and sale of some products or a complete product line, such as our Baby GUESS? line, for sale in the United States and may also include provisions for international sales, either directly or through our international licensees and distributors. We meet regularly with our product licensees to ensure consistency with our overall merchandising and design strategies and to ensure that the finished products meet our high quality standards. Under our international trademark licenses, we typically grant the licensee the right to produce and distribute a broad range of GUESS? products within a defined international market. These agreements are generally for three years with an option to renew prior to expiration for an additional multi-year period. These international licensees distribute the finished products directly to better department stores, upscale specialty retail stores and GUESS? licensed retail stores. International licensees generally produce and source products independently of us.

As compensation for the use of our trademark under these agreements, each licensee pays us royalties, based upon its wholesale sales of GUESS? products, subject generally to payment of a minimum royalty. These payments generally range from 5% to 7% of their wholesale sales of licensed products. In addition, it is customary for us to include advertising provisions in our license agreements which require our licensees to allocate between 2% and 3% of their sales to advertise and promote GUESS? products. Further, certain licensees are required to contribute toward the protection of our trademarks within the territories granted to such licensees, thereby assisting us in our efforts to prevent counterfeiting and other trademark infringement in those territories.

In order to maintain control of the GUESS? trademarks and ensure the quality of the GUESS? brand, over the past five years we have strategically brought in-house certain apparel licenses, such as the girls' line in 1998 and the boys' line in 1999. Our girls' and boys' apparel lines will both be prominently featured in our new GUESS? Kids retail stores and a planned series of girls' and boys' shop-in-shops with our wholesale customers. In addition, on August 4, 1999 we increased to 60% our ownership of our Canadian licensee, GUESS? Canada. We have an option to acquire the remaining 40% of GUESS? Canada commencing
December 31, 2001.

In 1999, worldwide sales of all licensed products approximated $525 million and generated net royalty revenue of $39.6 million. We continuously evaluate opportunities to license our trademarks and expand the range of available GUESS? products. For example, we recently awarded a new license for Baby GUESS?, a product line which, starting in Summer 2000, will be sold through our new GUESS? Kids stores and select wholesale and specialty store accounts.


GUESS? apparel and accessories are produced by us and by a series of product licensees. As of April 1, 2000, we had 19 product licenses that cover such fashion accessories as watches, eyewear, handbags and footwear. A number of our licensee relationships, including those that include GUESS? Watches, GUESS? Eyewear and GUESS? Footwear, have existed for several years. Baby GUESS?, which is targeted at children up to six years of age, is currently being produced under trademark license with Designer Classics LLC.



Internationally, we have been able to develop new markets with minimal capital investment and operating expenses through trademark licensing arrangements. We also sell our products through international distributors who sell GUESS? brand goods to select department stores and boutiques. In addition, GUESS? brand products are sold through international licensees who operate GUESS? retail stores in their respective territories. As of April 1, 2000, we had a network of 213 international GUESS? stores operated by licensees and distributors. These stores generally carry apparel and accessories that are similar to what we sell in the United States and Canada, and in some instances, may carry products tailored for local fashion preferences. Through our international licensees, GUESS? products are produced and distributed in major cities throughout Asia, Europe, South America and the Middle East.

WE HAVE A HIGHLY EXPERIENCED AND CREATIVE MANAGEMENT TEAM

We believe our senior management team combines a valuable blend of individuals with the relevant industry expertise and creative insight necessary to continually generate freshness into our product lines. Since our inception in 1981, we have been guided by a management team that has included Maurice, Paul and Armand Marciano. The Marcianos grew up in the South of France, a region which cultivated their deep understanding of French design and the essence of style. Maurice Marciano oversees several of our departments including design, sales and merchandising, manufacturing and finance. Paul Marciano oversees our global advertising and image campaigns, retail store, licensing, legal and management information system departments and our international expansion initiatives. Armand Marciano's direct responsibilities include distribution, real estate and construction, customer service and European exports. In addition to the Marcianos, our current executive officers, several of whom have joined us within the past two years, offer an array of relevant industry expertise, as well as fresh and valuable insight into our industry. The successful integration of these distinct skill sets has produced a unique corporate culture that leverages the talents of each group. We believe our management team is well positioned to capitalize on the strong economics of the GUESS? concept.

WE EXPECT TO ACHIEVE SIGNIFICANT BENEFITS FROM OUR GLOBAL SOURCING PLATFORM

Our product sourcing strategy is designed to increase efficiencies, reduce costs and improve quality. In order to achieve our objectives, we have:

  - increased the percentage of our finished products purchased from international vendors; and

  - started to rely almost exclusively on "packaged purchases," a purchasing method under which we supply a vendor with a design and fabric selection and the vendor delivers a finished product.

We believe these strategies have enabled us to reduce our average cost per unit. This has allowed us to lower the prices of many of our items while continuing to maintain or expand our gross margins. In addition, we have maintained a close relationship with a number of domestic vendors located primarily in Los Angeles who manufacture our GUESS? Collection line and who supplement production of high demand products.

    GREATER USE OF INTERNATIONAL VENDORS

We have strategically aligned ourselves with sourcing vendors worldwide who have taken the responsibility for delivering a high quality, finished product in a timely manner. We currently purchase approximately 60% of our finished products from international vendors. This is a significant change from several years ago, when we purchased the vast majority of our goods from domestic sources. We believe our management has a thorough understanding of the economics of apparel manufacturing, including costs of materials and components. This enables us to identify and select those vendors that can produce the high quality goods we require at favorable prices.

In 1999, the majority of our merchandise was produced in Asia and the Middle East. The remainder of our merchandise was produced in Mexico, Peru, Bolivia and the United States. We continue to explore countries which may offer better sourcing opportunities, such as a higher quality finished product, better quota capacity, lower tariffs and a wider variety of new types of fabric.

Our manufacturing department closely supervises our international vendor operations. All products are produced according to our specifications and we commission independent agents to oversee this production and to ensure timely delivery of the merchandise. In addition, our manufacturing team makes on-site visits to our independent agents and various manufacturers to negotiate product costs, finalize technical specifications of each product and confirm delivery of merchandise manufactured to our specifications. Our manufacturing team also provides quality control training to our international vendors. After the merchandise has been manufactured and shipped to our United States distribution center, our manufacturing team also performs a quality and assurance control evaluation of all merchandise received in order to ensure the high quality of the finished product.

    GREATER USE OF "PACKAGED PURCHASES"


Starting in 1998, we began to rely almost exclusively on "packaged purchases," a sourcing strategy under which we supply a vendor with a product design and fabric selection and the vendor delivers a finished product. We use packaged purchase arrangements with a majority of our international vendors and with approximately 25% of our domestic vendors. Packaged purchase arrangements result in:


  - greater ability to estimate the costs associated with a finished product;

  - lower materials costs, due to our ability to negotiate favorable fabric prices for acquisition by our vendors;

  - a shift of the risk of fabric loss to the vendor during the time the fabric is in the vendor's possession;

  - a reduction of our inventory handling costs; and

  - an increase in available inventory storage space at our distribution center.

WE EXPECT TO REALIZE SEVERAL BENEFITS FROM OUR NEW DISTRIBUTION CENTER

We have opened a new distribution center in Louisville, Kentucky, to replace our distribution center in Los Angeles, California. This approximately 500,000 square foot facility is near United Parcel Service's national transit hub. We have been transitioning our product lines over the last several months. Currently, the Kentucky facility handles three of our five product lines, and we expect to complete the transition of all lines in Summer 2000. The new center is centrally located to our major wholesale customers and our own retail stores. The facility is equipped with advanced product handling equipment and systems, and has the capacity to accommodate the anticipated growth of our existing businesses. This new distribution center will enable us to deliver our products to market more rapidly and will result in reduced shipping costs, lower product handling costs and improved customer service.

We can expand the operating capacity of our current facility by approximately 100,000 square feet. We also have an option to lease adjacent land on which we could expand our distribution center by approximately 300,000 square feet.

OUR EMPLOYEES ARE CENTRAL TO OUR CONTINUED SUCCESS

Over the past several years, we have made a concerted effort to provide our employees with better training and incentive programs, as well as a better work environment. In return, we believe we are rewarded with better trained employees who are happier and more productive.

    CORPORATE CULTURE

We believe that our employees are one of our most valuable resources. As a result, our corporate culture and management philosophy is employee focused. We facilitate communication through an open-door policy and encourage our employees to voice their suggestions and concerns to management. We believe this policy promotes resolution of problems at an early stage, prevents problems from affecting employee morale, decreases our recruiting costs and increases employee length of service. Moreover, we have also focused on succession planning, in which we provide valuable feedback to our employees regarding their professional development.

    RECRUITMENT

In 1998, we implemented a recruitment program in order to improve our ability to locate and hire well-qualified individuals for managerial positions at our stores and to encourage a teamwork focus among our sales employees.

    INCENTIVES

In 1999, we instituted an executive bonus plan to provide motivation for selected key employees to attain and maintain the highest standards of performance, to attract and retain executives of outstanding competence and to direct the energies of executives toward the achievement of specified business goals. Participation in the bonus plan is limited to key employees who are in a position to have a significant impact on our performance and who are selected by a compensation committee that establishes the performance goals for the plan year. Approximately 90 individuals will participate in the bonus plan for the 2000 plan year.

    TRAINING

We have incorporated a multifaceted training and development regimen at our stores using a combination of technologies including video/CD-ROM instruction and shopper tracking software and interactive group training exercises. We have specially designed the video training modules to appeal to our employees whose average age is 18 to 25 years old by making them fun and brief, yet full of necessary content. Our employees view customized video training modules as a group and then head out to the sales floor to demonstrate the techniques they have learned. Using store tracking software and point-of-sale systems, our store managers are able to calculate each employee's sales transactions per hour. We utilize "power hour coaching"--a management technique in which managers encourage sales employees to increase their sales transactions per hour by devoting all of their time to customers during peak selling periods. We believe that our extensive training programs benefit both us and our employees. By incorporating the techniques learned in training, our employees increase their sales transactions per hour which results in increased incentive compensation and greater revenue.

We are not a party to any labor agreements and none of our employees are represented by a labor union. We consider our relationship with our employees to be good. In addition, we were among the first in the apparel industry to implement a program to monitor the compliance of subcontractors with Federal minimum wage and overtime pay requirements.

WE LEASE SUBSTANTIALLY ALL OF OUR PROPERTIES


As of April 1, 2000, we operated 108 retail stores and 59 factory outlet stores in the United States and Canada and one store in Florence, Italy. We currently lease all of our store locations. Most leases have a term of at least ten years, either through the initial term or a combination of the initial term and options to extend the lease. These non-cancellable operating leases expire on various dates through May 2016.


We lease seven adjacent buildings totaling approximately 515,000 square feet for our corporate, wholesale and retail headquarters and our production facilities in Los Angeles, California. These buildings are leased under four separate leases, the first of which expires in June 2000 and the last of which expires in July 2008. We believe these facilities are adequate for our operations over the next several years.

We also lease space containing approximately 500,000 square feet for our distribution center in Louisville, Kentucky. The initial term is for ten years expiring December 31, 2009. The lease contains two five year option periods.

WE ARE PURSUING E-COMMERCE INITIATIVES

We are pursuing both business-to-consumer and business-to-business e-commerce initiatives. In April 1999, we introduced WWW.GUESS.COM, a virtual storefront that promotes the GUESS? brand, promotes customer loyalty and enhances brand identity through interactive content. Our web site sales volume is equivalent to that of an average GUESS? retail store.

In April 2000, we introduced the first phase of our business-to-business vertical marketplace, the Apparel Buying Network. This has allowed us to process purchasing transactions with our specialty retailers through the use of the Plumtree Corporate Portal, Commerce One's Market Site and Peoplesoft e-Procurement. In place of the traditional procurement process of browsing a paper catalog and telephoning a call center during business hours, our specialty store retailers will now be able to visit a web site that will allow them to purchase our products, check order status and review sales performance reports. As an added benefit, we intend to allow specialty stores to access our system for procuring computers and other office equipment from our suppliers. We expect this initiative, which we intend to expand to include our wholesale customers, licensees and suppliers, will eventually reduce our operating costs, increase our sourcing efficiencies and improve customer service. We intend to expand this solution into an electronic marketplace that will facilitate various levels of interaction between buyers and sellers in the textile and apparel industries.

TRADEMARKS

We own numerous trademarks, including Guess, Guess?, Guess U.S.A., Guess Jeans, Guess? and Triangle Design, Question Mark and Triangle Design, Guess Kids, Guess Collection and Baby Guess. At December 31, 1999, we had more than 2,100 U.S. and international registered trademarks or trademark applications pending with the trademark offices of the United States and in over 170 countries around the world. From time to time, we adopt new trademarks in connection with the marketing of new product lines. We consider our trademarks to have significant value in the marketing of our products and act aggressively to register and protect our trademarks worldwide.

Like many well-known brands, our trademarks are subject to infringement. We have a staff devoted to the monitoring and aggressive protection of our trademarks worldwide.

ENVIRONMENTAL MATTERS

We are subject to federal, state and local laws, regulations and ordinances that govern activities or operations that may have adverse environmental effects such as emissions to air, discharges to water, and the generation, handling, storage and disposal of solid and hazardous wastes. We are also subject to laws, regulations and ordinances that impose liability for the costs of clean up or other remediation of contaminated property, including damages from spills, disposals or other releases of hazardous substances or wastes, in some cases without regard to fault. Some of our operations routinely involve the handling of chemicals and wastes, some of which are or may become regulated as hazardous substances. We have not incurred, and do not expect to incur, any significant expenditures or liabilities for environmental matters. As a result, we believe that our environmental obligations will not have a material adverse effect on our financial condition or results of operations.


LEGAL PROCEEDINGS



On February 24, 1998, we and Maurice Marciano, Paul Marciano and Armand Marciano, as individuals, were named as defendants in a class action entitled John N. Robinson v. Guess ?, Inc., Maurice Marciano, Paul Marciano and Armand Marciano filed in the Los Angeles Superior Court (the "Robinson Class Action"). The complaint, as amended, purported to state claims under Sections 11, 12(a)(2) and 15 of the Securities Act of 1933 for alleged misrepresentations in connection with our initial public offering in August 1996. Mr. Robinson purported to represent a class of all purchasers of our stock in the initial public offering and sought unspecified damages. On January 10, 2000, the complaint was dismissed in its entirety. However, the time for Mr. Robinson to appeal the dismissal has not expired.



On October 26, 1998, Maurice Marciano, Paul Marciano and Armand Marciano, as individuals, as well as us, were named as defendants in a stockholder's derivative complaint entitled John N. Robinson v. Maurice Marciano, Paul Marciano and Armand Marciano and Guess ?, Inc. filed in the Los Angeles Superior Court (the "Robinson Derivative Action"). The complaint purports to state a claim for intentional breach of fiduciary duty, negligent breach of fiduciary duty, constructive fraud and abuse of control in connection with the Marcianos' management of us since our initial public offering. On July 26, 1999, the court entered an order that allows the case to proceed past the pleadings stage. While it is too soon to predict the outcome of the case with any certainty, the defendants believe they have meritorious defenses to each of the claims asserted and intend to vigorously defend themselves.



The parties have agreed in principle on the terms of a settlement pursuant to which both the Robinson Class Action and the Robinson Derivative Action will be settled. The parties hope to submit the settlement for preliminary approval by the Superior Court by the end of June 2000. The settlement is subject to the Superior Court's final court approval and execution of final settlement documents.



On approximately January 15, 1999, UNITE filed an unfair labor pratice charge against us, alleging that attorney Dennis Hershewe violated Section 8(a)(1) of the National Labor Relations Act ("the Act") by questioning our employee Maria Perez about her union activities at the deposition he conducted in her workers' compensation case. Mr. Hershewe represents Fireman's Fund Insurance Company, our workers' compensation insurance carrier. GUESS?, through this firm, investigated the charge and responded to it on March 10, 1999. The NLRB issued a complaint on part of the charge on October 14, 1999, and we filed an answer on October 21, 1999. The hearing in this matter, originally set for May 1, 2000, has been continued.


On May 21, 1999, we filed a demand for arbitration against Pour le Bebe, Inc. and Pour la Maison, Inc. (collectively, "PLB") seeking damages and injunctive relief in connection with four written license agreements between the parties. We alleged that PLB defaulted under the license agreements, that the license agreements properly were terminated and that PLB breached the license agreements. On July 19, 1999, PLB filed a counterdemand for arbitration against us. PLB sought damages and injunctive relief against us alleging breach of contract, violation of the California Franchise Relations Act, interference with prospective economic advantage, unlawful business practices, statutory unfair competition and fraud. The arbitration was conducted before the American Arbitration Association pursuant to arbitration clauses in the license agreements.

On March 3, 2000, the arbitrators issued an interim award in our favor and rejected each of PLB's counterclaims. The amount of the interim award was in excess of $6 million. As the prevailing party, we are entitled to, and we have applied for, an award of our attorneys' fees, costs, and expenses. Because of the uncertainty of the ultimate realization of the award, no recognition has been given to it in our consolidated financial statements. We are informed that PLB may be attempting to raise before the California Department of Corporations and the Federal Trade Commission the same franchise issues rejected by the arbitrators in the interim award.


On June 9, 1999, we commenced a lawsuit in the Los Angeles County Superior Court against Kyle Kirkland, Kirkland Messina LLC, and CKM Securities (collectively "Kirkland") for tortious interference, unfair competition, fraud and related claims. This action arises out of alleged misrepresentations and omissions of material fact made by Kirkland in connection with the operations and financial performance of PLB. Kirkland filed a motion to compel arbitration with the Superior Court on October 1, 1999. The Superior Court granted Kirkland's motion. Subsequently, we filed a writ with the California Court of Appeal. On March 29, 2000, the Court of Appeal issued a writ and directed the Superior Court to hear the case and denied arbitration. Kirkland subsequently filed a petition with the California Supreme Court to review the Court of Appeal's determination. The petition is still pending.



On March 28, 2000 a complaint was filed against us in San Diego County Superior Court entitled Snodgrass v. Guess?, Inc. and GUESS? Retail, Inc. The complaint purports to be a class action filed on behalf of current and former store management employees in California. Plaintiffs seek overtime wages and a preliminary and permament injunction. No trial or hearing has been set.



On May 4, 2000, a complaint was filed against us and Paul Marciano in the Los Angeles Superior Court entitled Michael Benasra v. Paul Marciano and Guess ?, Inc. The complaint grows out of the arbitration between us and PLB, discussed above. The plaintiff, the president of PLB, alleges that defendants made defamatory statements about him during the arbitration. Plaintiff seeks general damages and punitive damages.


We cannot predict the outcome of these matters. We believe the outcome of one or more of the above cases could have a material adverse effect on our results of operations or financial condition.

Most major corporations, particularly those operating retail businesses, become involved from time to time in a variety of employment-related claims and other matters incidental to their business in addition to those described above. In the opinion of our management, the resolution of any of these pending incidental matters is not expected to have a material adverse effect on our results of operations or financial condition.

                                   MANAGEMENT


The following table sets forth certain information concerning our executive officers, directors and other key employees as of April 1, 2000:



NAME                                AGE                                 POSITION
--------------------------  --------------------   ---------------------------------------------------
EXECUTIVE OFFICERS AND
DIRECTORS:
Maurice Marciano(2).......           51            Director, Co-Chairman of the Board and Co-Chief
                                                   Executive Officer
Paul Marciano(3)..........           48            Director, Co-Chairman of the Board, Co-Chief
                                                   Executive Officer, President and Chief Operating
                                                   Officer
Armand Marciano(1)........           55            Director, Senior Executive Vice President and
                                                   Assistant Secretary
Nancy Shachtman...........           43            President of Wholesale
Brian Fleming.............           56            Executive Vice President and Chief Financial
                                                   Officer
Robert Davis(3)(4)(5).....           52            Director
Alice Kane(1)(4)(5).......           52            Director
Howard Socol(2)(4)(5).....           54            Director
Bryan Isaacs(2)(4)(5).....           61            Director

OTHER KEY EMPLOYEES:
Dan Sawall................           45            Vice President and General Merchandise Manager
Vincent Dell'Osa..........           37            Vice President of Stores
Brian Dwan................           41            Vice President of Real Estate
Bryan Timm................           33            Vice President and Chief Information Officer
Andrew Romeo..............           40            Vice President of Training and Development
Robert Higgins............           39            Vice President of Retail Development and
                                                   Merchandising
Mark Kinney...............           43            Vice President of Finance and Treasurer


---------------------


(1) Member of Class I of the directors whose terms expire at our 2003 annual meeting of stockholders.



(2) Member of Class III of the directors whose terms expire at our 2002 annual meeting of stockholders.



(3) Member of Class II of the directors whose terms expire at our 2001 annual meeting of stockholders.


(4) Member of our Audit Committee.

(5) Member of our Compensation Committee.

Pursuant to the Stockholders' Agreement described herein under "Certain Relationships and Related Transactions," the Principal Stockholders have agreed to vote their shares of our common stock to elect each of Maurice, Paul and Armand Marciano, or one designee of any such person (if such designee shall be reasonably acceptable to the other Principal Stockholders), to the Board of Directors.

MAURICE MARCIANO founded GUESS? in 1981 and has served as Co-Chairman of the Board and Co-Chief Executive Officer since November 15, 1999. Mr. Marciano served as Chairman of the Board and Chief Executive Officer from August 1993 to November 15, 1999. Mr. Marciano served as President from June 1990 to September 1992 and as Executive Vice President from 1981 until June 1990. Mr. Marciano's direct supervisory responsibilities include overseeing the design, sales and merchandising, manufacturing and finance departments. Additionally, Mr. Marciano, along with Paul Marciano, is responsible for our corporate marketing. From February 1993 to May 1993, Mr. Marciano was Chairman, Chief Executive Officer and Director of Pepe Clothing USA, Inc. Mr. Marciano has served as a director of GUESS? since 1981 (except for the period from January 1993 to May 1993).

PAUL MARCIANO joined GUESS? in 1981 and has served as creative director for our worldwide advertising since joining GUESS?. Mr. Marciano has served as President since September 1992 and has served as Co-Chairman and Co-Chief Executive Officer since November 15, 1999. Mr. Marciano's responsibilities include direct supervisory responsibility for the Company's global advertising and image campaigns, retail store licensing, legal and management information systems departments and our international expansion intiatives. Additionally, Mr. Marciano, along with Maurice Marciano, is responsible for our corporate marketing. Mr. Marciano served as Senior Executive Vice President from August 1990 to September 1992. Mr. Marciano has served as a director of GUESS? since 1990.

ARMAND MARCIANO joined GUESS? in 1981 and has served as Senior Executive Vice President since November 1992. Mr. Marciano has direct supervisory responsibility for our domestic outlet stores. In addition, Mr. Marciano is responsible for distribution, real estate and construction, customer service and European exports. Mr. Marciano served as Secretary from 1983 to August 1997, as Executive Vice President from July 1988 to 1992, and as Assistant Secretary since August 1997. Mr. Marciano has served as a director of GUESS? since 1983.

NANCY SHACHTMAN joined GUESS? in October 1986 and has served as President of Wholesale since November 1998. From January 1998 through November 1998,
Ms. Shachtman served as President of Sales. From October 1986 through January 1998, Ms. Shachtman served in various sales and merchandising positions including Vice President of Sales and Marketing.

BRIAN FLEMING joined GUESS? in July 1998 and has served as Executive Vice President and Chief Financial Officer since July 1998. From 1994 to July 1998, Mr. Fleming served as Executive Vice President and Chief Financial Officer of The Santa Anita Companies, which included a self-administered real-estate trust that owned the Santa Anita Racetrack, interests in major regional shopping centers and other real-estate investments. From 1973 to 1994, Mr. Fleming held finance and accounting positions of increasing responsibility with Carter Hawley Hale Stores, Inc., a full-line department store company. Mr. Fleming began his career in 1968 with Price Waterhouse & Co.

ROBERT DAVIS has served as a director of GUESS? since May 1997. Mr. Davis is the former President and Chief Operating Officer of St. John. Following his resignation in April 1996, Mr. Davis has remained active at St. John and is currently a consultant to its Chairman and Founder, Bob Gray. Mr. Davis, a director of St. John since 1984, became President of St. John in 1992 and served as Chief Operating Officer and Secretary from 1988 to 1996. From 1980 to 1988, Mr. Davis held various other administrative positions at St. John ending with Vice President--Operations. Prior to that, Mr. Davis was a partner in a Chicago area law firm, where he advised on corporate, labor and litigation matters from 1973 to 1980.

ALICE T. KANE has served as a director of GUESS? since June 1998. Ms. Kane is the President of American General Fund Group and Chairman of VALIC Group Annuity Funds with over $18 billion in assets under management. Ms. Kane joined American General Corporation as Executive Vice President of their investments advisory subsidiary, American General Investment Management L.P., in June 1998. American General Corporation is one of the nation's largest diversified financial organizations with assets of approximately $98 billion. Prior to joining American General Corporation on June 1, 1998, Ms. Kane served her entire financial services industry career at New York Life Insurance Company where she joined the company in 1972. Up until her departure from New York Life, she was Executive Vice President and Chief Marketing Officer after serving as Executive Vice President with responsibility for managing the company's asset management division from 1994 to 1997. Ms. Kane was also Chairman of New York Life's MainStay Mutual Funds, and served as General Counsel of New York Life from 1986 to 1995.

HOWARD SOCOL has served as a director of GUESS? since September 1999. Mr. Socol is the former Chief Executive Officer of J. Crew Group Inc. Following his resignation from J. Crew Group Inc., Mr. Socol established Socol Consulting Group, a consulting firm that provides retail and Internet consulting services. Mr. Socol spent the majority of his career rising through the ranks of Burdines Department Stores, a division of Federated Department Stores, to become Burdines' Chairman and Chief Executive Officer. Mr. Socol served as Chairman and Chief Executive Officer of Burdines from 1984 to 1997. Mr. Socol joined Burdines in 1969 as an assistant buyer and held various positions over a twelve-year period, resulting in his appointment as the youngest division president in Federated's history.


BRYAN ISAACS has served as a director of GUESS? since January 2000. Mr. Isaacs has spent the majority of his career with KPMG LLP, an international accounting, tax and consulting firm. Mr. Isaacs was admitted to the KPMG partnership in 1972 and, until his retirement in June 1999, led the expansion of KPMG's international corporate services practice in the firm's Western Region.
Mr. Isaacs also served on a number of KPMG's global tax committees and, from 1996 to 1999, chaired the firm's global information, communication and entertainment tax committee.


DAN SAWALL joined GUESS? in April 1998 and has served as the Vice-President, General Merchandise Manager of GUESS? Retail Stores since April 1998. Prior to joining GUESS? Mr. Sawall served in various capacities at Dillard's, including Divisional Merchandise Manager of Mens Sportswear from 1983 to 1998 and Corporate DM Sponsor of Mens Designs and Contemporary Collections from April 1994 to April 1998. While at Dillard's, Mr. Sawall was also a store manager from February 1989 to April 1993 and a Buyer from November 1983 to April 1998. Prior to his experience at Dillard's, Mr. Sawall held positions with Federated Department Stores in Milwaukee, Wisconsin, as Executive Trainee and Buyer of Mens Better Sportswear & Designer Collections from June 1979 to November 1983.

VINCENT DELL'OSA joined GUESS? in April 1996 and has served as Vice President/Director of Stores of the Retail, Factory and Kids divisions since December 1999. Mr. Dell'Osa's responsibilities also include helping to oversee GUESS? Canada. During his tenure with GUESS?, Mr. Dell'Osa has also held positions as Director of Stores and Regional Director of Stores. From 1974 to 1995, Mr. Dell'Osa held several management positions at Merry-Go-Round, including Vice President/Director of Stores at Cignal, an upscale unisex division of Merry-Go-Round Enterprises.

BRIAN DWAN joined GUESS? in November 1999 and has served as Vice President of Real Estate since November 1999. From March of 1998 to October 1999, Mr. Dwan served as Vice President of Real Estate & Construction for Relax The Back. Prior to joining GUESS?, Mr. Dwan was Director of Real Estate and Store Construction of the U.S., Canada and South America with Swatch, the U.S. division of the $3 billion Swiss watch manufacturer and retailer. Prior to joining Swatch, Mr. Dwan was responsible for real estate, construction and development of the new store design at The Body Shop USA for eight years. Mr. Dwan started in the retail industry approximately twenty years ago with the British retailer Laura Ashley.

BRYAN TIMM joined GUESS? in January 1995 and has served as Chief Information Officer since March 1999. From January 1995 to March 1999, Mr. Timm served in various information systems positions, including Director of Applications. From July 1989 to January 1995, Mr. Timm held positions as a consultant and manager with Kurt Salmon Associates, where he specialized in Logistics and Operations improvement.

ANDREW ROMEO joined GUESS? in 1997 and has served as Vice President of Training Operations. Mr. Romeo is responsible for developing our training programs, performance incentive programs and succession planning for management development. Mr. Romeo has worked in the retail industry since 1982. Prior to joining us, he has held positions in Operations, Marketing and Total Quality Management at Saks Fifth Avenue, Macy's and Brooks Brothers, Inc.

ROBERT HIGGINS joined GUESS? in April 1999 and has served as Vice President of Retail Development and Merchandising since April 1999. Mr. Higgins is responsible for the Retail Development department which he helped to create. Retail Development includes all aspects of Design, Construction and Merchandising for Retail, Factory and Wholesale. From 1996 to March 1999,
Mr. Higgins served as Vice President of Retail Development at Tommy Hilfiger USA. From 1985 to 1996, Mr. Higgins held store management and merchandising positions of increasing responsibility with Brooks Brothers, Inc. At the time of his departure from Brooks Brothers, Inc., Mr. Higgins was Vice President of Visual Merchandising and Sales Management.

MARK KINNEY joined GUESS? in May 1999 and has served as Vice President of Finance and Treasurer since May 1999. From 1993 to 1999, Mr. Kinney was Executive Director of Finance for The Walt Disney Company and was responsible for overseeing the corporate finance and accounting operations for its International Division. Prior to joining the Walt Disney Company, Mr. Kinney was the Controller and National Finance Manager for Isuzu Truck of America.
Mr. Kinney has over 17 years of experience in finance, accounting and international business.

                             PRINCIPAL STOCKHOLDERS

The following table sets forth certain information, as of March 31, 2000, with respect to the beneficial ownership of our common stock held by:

  - each person who is known by us to own more than five percent of our common stock,

  - each named executive officer,

  - each director who beneficially owns shares of our common stock, and

  - all of our executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules and regulations of the Securities and Exchange Commission. Shares subject to options that are exercisable currently or within 60 days following March 31, 2000 are deemed to be outstanding and beneficially owned by the optionee for the purpose of computing share and percentage ownership of that optionee. They are not deemed to be outstanding for the purpose of computing percentage ownership of any other person. Except as indicated in the footnotes of this table and subject to the Amended and Restated Stockholders' Agreement, dated as of August 7, 1996, and as affected by applicable community property laws and similar laws, all persons listed have sole voting and dispositive power for all shares shown as beneficially owned by them.


                                                                             PERCENTAGE
                                                             NUMBER          OF SHARES
                                                           OF SHARES        BENEFICIALLY
EXECUTIVE OFFICERS AND DIRECTORS(1)                    BENEFICIALLY OWNED      OWNED
-----------------------------------                    ------------------   ------------
Maurice Marciano(2)..................................      16,318,281           37.6%
Paul Marciano(3).....................................      12,924,981           29.8%
Armand Marciano(4)...................................       6,303,557           14.3%
Robert Davis(5)......................................          36,697              *
Alice Kane(6)........................................          28,106              *
Howard Socol(7)......................................           3,602              *
Bryan Isaacs(8)......................................           2,074              *
Nancy Shachtman(9)...................................         142,017              *
Brian Fleming(10)....................................          60,000              *
All executive officers and directors
  as a group (9 persons)(11).........................      35,819,315           82.5%


---------------------------

   * Less than 1.0%

 (1) The address of the beneficial owner is c/o Guess ?, Inc., 1444 South Alameda Street, Los Angeles, California 90021.


 (2) Includes shares of our common stock beneficially owned by Maurice Marciano as follows: 15,456,395 shares as trustee of the Maurice Marciano Trust (1995 Restatement), 10,000 shares owned by Mr. Marciano's wife for which he disclaims beneficial ownership, 90,000 shares as president of the Maurice Marciano Family Foundation and 30,000 shares as trustee of the Maurice Marciano 1990 Children's Trust with respect to which he has sole voting and dispositive power; and 462,351 shares as co-trustee of the Paul Marciano 1996 Grantor Retained Annuity Trust and 269,535 shares as co-trustee of the Armand Marciano 1996 Grantor Retained Annuity Trust with respect to which he shares voting and dispositive power.


 (3) Includes shares of our common stock beneficially owned by Paul Marciano as follows: 12,287,947 shares as sole trustee of the Paul Marciano Trust dated February 20, 1986 with respect to which he has sole voting and dispositive power; and 637,034 shares as co-trustee of the Maurice Marciano 1996 Grantor Retained Annuity Trust with respect to which he shares voting and dispositive power.

 (4) Includes shares of our common stock beneficially owned by Armand Marciano as follows: 6,298,557 shares as sole trustee of the Armand Marciano Trust dated February 20, 1986, 1,000 shares held indirectly as sole trustee of the Armand Marciano Gift Trust-Anastasia, 1,000 shares held indirectly as sole trustee of the Armand Marciano Gift Trust-Francisca, 1,000 shares held indirectly as sole trustee of the Armand Marciano Gift Trust-Harrison, 1,000 shares held indirectly as sole trustee of the Armand Marciano Gift Trust-Dominique, and 1,000 shares held indirectly as sole trustee of the Armand Marciano Gift Trust-Julien with respect to which he has sole voting and dispositive power.

 (5) Includes 32,197 shares of our common stock that may be acquired upon the exercise of options exercisable within 60 days of March 31, 2000, pursuant to our Amended and Restated 1996 Non-Employee Directors' Stock Option Plan.

 (6) Includes 23,606 shares of our common stock that may be acquired upon the exercise of options exercisable within 60 days of March 31, 2000, pursuant to our Amended and Restated 1996 Non-Employee Directors' Stock Option Plan.

 (7) Includes 602 shares of our common stock that may be acquired upon the exercise of options exercisable within 60 days of March 31, 2000, pursuant to our Amended and Restated 1996 Non-Employee Directors' Stock Option Plan.

 (8) Includes 574 shares of our common stock that may be acquired upon the exercise of options exercisable within 60 days of March 31, 2000, pursuant to our Amended and Restated 1996 Non-Employee Directors' Stock Option Plan.

 (9) Includes 141,667 shares of our common stock that may be acquired upon the exercise of options exercisable within 60 days of March 31, 2000, pursuant to our 1996 Equity Incentive Plan.

 (10) Includes 50,000 shares of our common stock that may be acquired upon the exercise of options exercisable within 60 days of March 31, 2000, pursuant to our 1996 Equity Incentive Plan.

 (11) Includes 248,626 shares of our common stock that may be acquired upon the exercise of options exercisable within 60 days of March 31, 2000.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

We are engaged in various transactions with entities affiliated with trusts for the respective benefit of Maurice, Paul and Armand Marciano (the "Marciano Trusts"). We believe that the arrangements involving each of the companies in which these trusts have an investment, and related party transactions discussed below, were entered into on terms no less favorable to us than could have been obtained from an unaffiliated third party. Further, we will continue to abide by the New York Stock Exchange's rules with respect to any future related party transactions between us and our officers, directors or principal stockholders.

AMENDED AND RESTATED STOCKHOLDERS' AGREEMENT

Upon consummation of our initial public offering of common stock, we and the Marciano Trusts entered into an Amended and Restated Stockholders' Agreement. Pursuant to this agreement, the Marcianos have agreed to vote their shares of common stock to elect each of them, or one designee of any of them (if the designee is reasonably acceptable to the other Marcianos) to our board of directors. This agreement provides that, with limited exceptions, each of the Marcianos has granted to each other and to us rights of first refusal with respect to the sale of any shares of our common stock held by each of them.

LICENSE AGREEMENTS AND LICENSEE TRANSACTIONS

On September 28, 1990, we entered into a license agreement with Charles David of California. Charles David of California is controlled by the father-in-law of Maurice Marciano. The Marciano Trusts and Nathalie Marciano (the spouse of Maurice Marciano) together own 50% of Charles David, and the remaining 50% is owned by the father-in-law of Maurice Marciano. The license agreement grants Charles David the rights to manufacture worldwide and distribute worldwide (except Japan and certain European countries) for men, women and some children, leather and rubber footwear which bear the GUESS? trademark. The license also includes related shoe care products and accessories. Gross royalties earned by us under this license agreement for the fiscal years ended December 31, 1997, 1998 and 1999 were $1.2 million, $1.4 million and $1.9 million, respectively. Additionally, we purchased $6.1 million, $6.1 million and $8.4 million of products from Charles David for resale in our retail stores during the same periods.

LEASES

We lease manufacturing, warehouse and administrative facilities from partnerships affiliated with the Marciano Trusts and certain of its affiliates. There are two leases in effect at December 31, 1999, both of which expire in July 2008. The total lease payments to these limited partnerships are currently $225,000 per month. Aggregate lease payments under leases in effect for the fiscal years ended December 31, 1997, 1998 and 1999 were $2.6 million, $2.7 million, and $2.7 million, respectively.

REGISTRATION RIGHTS AGREEMENT


Pursuant to a Registration Rights Agreement, the Marciano Trusts have the right to require us to register shares of their common stock under the Securities Act of 1933 until either (i) a registration statement covering the shares of common stock has been declared effective and the shares of common stock have been disposed of pursuant to an effective registration statement or (ii) the shares of common stock are sold or distributed pursuant to Rule 144 under the Securities Act of 1933. The Marciano Trusts have the right to have their shares included in registration statements relating to some offerings of our common stock, including the offering pursuant to this prospectus. In the event of any registration by us, the agreement contains customary provisions relating to holdback and indemnification arrangements. The agreement also provides that we will bear the cost of all expenses, excluding underwriters' discounts and commissions, incurred in connection with each registration under this agreement.


The Marciano Trusts have agreed to waive their rights to require the registration of any of their shares of common stock in connection with our offering of shares pursuant to this prospectus.

                          DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 150,000,000 shares of common stock, par value $.01 per share, and 10,000,000 shares of preferred stock, par value $.01 per share.

COMMON STOCK

Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of the stockholders, including the election of directors. Our Restated Certificate of Incorporation does not provide for cumulative voting in the election of directors. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Subject to preferences that may be applicable to any preferred stock outstanding at the time, holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our board of directors out of legally available funds. In the event of a liquidation, dissolution or winding up of GUESS?, holders of common stock are entitled to share ratably in all assets remaining after payment of our liabilities and the liquidation preference, if any, of any outstanding shares of preferred stock. Holders of common stock have no preemptive rights and no rights to convert their common stock into any other securities and there are no redemption provisions with respect to such shares. All of the outstanding shares of common stock are fully paid and non-assessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future.

Certain stockholders have the right in certain circumstances to require us to register shares of common stock under the Securities Act of 1933. See "Certain Relationships and Related Transactions--Registration Rights Agreement".

Our common stock currently trades on the New York Stock Exchange under the symbol "GES."

The transfer agent and registrar for our common stock is Fleet National Bank.

PREFERRED STOCK

Our Restated Certificate of Incorporation provides that our board of directors, without further action by the stockholders, may issue shares of the preferred stock in one or more series and may fix or alter the relative, participating, optional or other rights, preferences, privileges and restrictions, including the voting rights, redemption provisions (including sinking fund provisions), dividend rights, dividend rates, liquidation preferences and conversion rights, and the description of and number of shares constituting any wholly unissued series of preferred stock. The board of directors, without further stockholder approval, can issue preferred stock with voting and conversion rights which could adversely affect the voting power of the holders of common stock. No shares of preferred stock presently are outstanding, and we currently have no plans to issue shares of preferred stock. The issuance of preferred stock in certain circumstances may have the effect of delaying or preventing a change of control of us without further action by the stockholders, may discourage bids for our common stock at a premium over the market price of the common stock and may adversely affect the market price and the voting and other rights of the holders of common stock.

                              PLAN OF DISTRIBUTION



The distribution of the shares of common stock may be effected from time to time in one or more transactions at a fixed price or prices (which may be changed from time to time), at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Each prospectus supplement will describe the method of distribution of the shares of common stock offered therein.



We may sell shares of common stock directly, through agents designated from time to time, through underwriting syndicates led by one or more managing underwriters or through one or more underwriters acting alone. Each prospectus supplement will describe the name or names of any underwriters or agents with whom we have entered into arrangements with respect to the sale of the shares of common stock, the public offering or purchase price of the shares of common stock and the net proceeds we will receive from the sale. In addition, each prospectus supplement will describe any underwriting discounts and other items constituting underwriters' compensation, any discounts and commissions allowed or paid to dealers, if any, any commissions allowed or paid to agents, and any securities exchange, other than the New York Stock Exchange, on which the shares of common stock will be listed. Dealer trading may take place in the shares of common stock.



If so indicated in the applicable prospectus supplement, we will authorize underwriters or agents to solicit offers by certain institutions to purchase the shares of common stock from us, pursuant to delayed delivery contracts providing for payment and delivery at a future date. Institutions with which the contracts may be made include, among others:



1.  commercial and savings banks;



2.  insurance companies;



3.  pension funds;



4.  investment companies; and



5.  educational and charitable institutions.



In all cases, the institutions must be approved by us. Unless otherwise set forth in the applicable prospectus supplement, the obligations of any purchaser under any contract will not be subject to any conditions except that (i) the purchase of the shares of common stock will not at the time of delivery be prohibited under the laws of the jurisdiction to which the purchaser is subject and (ii) if the shares of common stock are also being sold to underwriters acting as principals for their own account, the underwriters will have purchased the shares of common stock not sold for delayed delivery. The underwriters will not have any responsibility in respect of the validity or performance of such contracts.



Any underwriter or agent participating in the distribution of the shares of common stock may be deemed to be an underwriter, as that term is defined in the Securities Act, of the shares of common stock so offered and sold and any discounts or commissions received by them, and any profit realized by them on the same or resale of the shares of common stock may be deemed to be underwriting discounts and commissions under the Securities Act of 1933.



Certain of any such underwriters and agents including their associates, may be customers of, engage in transactions with and perform services for us and our subsidiaries in the ordinary course of business.



Under agreements which may be entered into by us, the underwriters, dealers and agents who participate in the distribution of the shares of common stock may be entitled to indemnification by us against or contribution toward some liabilities, including liabilities under the Securities Act of 1933.



We have entered into an agreement with CIBC World Markets ("CIBC") which grants CIBC a right of first refusal to act as the lead manager for the first underwritten distribution of equity pursuant to this registration statement. This right of first refusal allows CIBC a reasonable amount of time in which to exercise its right.



Except as indicated in the applicable prospectus supplement, the shares of common stock are listed on the New York Stock Exchange. We cannot predict the activity or liquidity of any trading in the shares of common stock.

                                 LEGAL MATTERS


Certain legal matters relating to the validity of the securities offered hereby will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, Los Angeles, California. Certain legal matters will be passed on for the underwriters by Gibson, Dunn & Crutcher LLP, Los Angeles, California.


                                    EXPERTS

The consolidated financial statements and schedule of Guess ?, Inc. as of December 31, 1999 and 1998, and for each of the years in the three-year period ended December 31, 1999, have been included in the prospectus and elsewhere in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere in the registration statement, and upon their authority as experts in accounting and auditing.


                             ABOUT THIS PROSPECTUS



This prospectus is part of a registration statement that we filed with the SEC utilizing a "shelf" registration process. Under this shelf process, we may sell shares of our common stock described in this prospectus in one or more offerings.



This prospectus provides you with a general description of the shares of common stock we may offer. Each time we sell shares of common stock, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described below under the heading "Where You Can Find More Information."


                      WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the SEC located in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public from commercial document retrieval services and from the SEC's web site at http://www.sec.gov.


We have filed a registration statement to register with the SEC the common stock offered by this prospectus and any accompanying prospectus supplement. This prospectus and any accompanying prospectus supplement are part of that registration statement. As allowed by SEC rules, this prospectus and any accompanying prospectus supplement do not contain all of the information you can find in the registration statement and its exhibits. The SEC allows us to "incorporate by reference" into this prospectus and any accompanying prospectus supplement the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus and any accompanying prospectus supplement, and later information filed with the SEC will update and supersede this information. Statements in this prospectus and any accompanying prospectus supplement as to the contents of any contract or other document are not necessarily complete, and in each instance we refer you to the full text of such contract or document filed as an exhibit to the registration statement, each such statement being qualified in all respects by this reference. We incorporate by reference the documents listed below.



(1) Our Annual Report on Form 10-K for the year ended December 31, 1999;

(2) Our Quarterly Report on Form 10-Q for the quarter ended April 1, 2000;



(3) Our Current Report on Form 8-K dated May 8, 2000; and



(4) All documents filed by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and before the termination of this offering.


You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

       Guess ?, Inc.
       Attn: Corporate Secretary
       1444 South Alameda Street
       Los Angeles, California 90021
       (213) 765-3100

                                 GUESS ?, INC.
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS



INDEPENDENT AUDITORS' REPORT................................       F-2

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

    Consolidated Balance Sheets at December 31, 1998 and
     1999...................................................       F-3

    Consolidated Statements of Earnings for the Years ended
     December 31, 1997, 1998 and 1999.......................       F-4

    Consolidated Statements of Stockholders' Equity and
     Comprehensive Income (Loss) for the Years ended
     December 31, 1997, 1998 and 1999.......................       F-5

    Consolidated Statements of Cash Flows for the Years
     ended December 31, 1997, 1998 and 1999.................       F-6

    Notes to Consolidated Financial Statements..............       F-7

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS

    Condensed Consolidated Balance Sheet at April 1, 2000...      F-22

    Condensed Consolidated Statements of Earnings for the
     Quarters ended March 27, 1999 and April 1, 2000........      F-23

    Condensed Consolidated Statements of Cash Flows for the
     Quarters ended March 27, 1999 and April 1, 2000........      F-24

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Guess ?, Inc.:


    We have audited the accompanying consolidated balance sheets of Guess
?, Inc. and Subsidiaries as of December 31, 1998 and 1999, and the related consolidated statements of earnings, stockholders' equity and comprehensive income (loss) and cash flows for each of the years in the three year period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.


    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Guess ?, Inc. and Subsidiaries at December 31, 1998 and 1999 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1999 in conformity with generally accepted accounting principles.


    As discussed in Note 13, the Company changed its method of accounting for its product display fixtures in 1997.

                                          KPMG LLP

Los Angeles, California
February 10, 2000, except
for note 15, which is as of
March 3, 2000

                         GUESS ?, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                           DECEMBER 31, 1998 AND 1999

                       (IN THOUSANDS, EXCEPT SHARE DATA)


                                      ASSETS
                                                                1998        1999
                                                              ---------   ---------
Current assets:
  Cash......................................................  $   5,853   $   6,139
  Investments (note 2)......................................     11,900      27,059
  Receivables:
    Trade receivables, less reserves aggregating $7,837 and
      $8,863 at December 31, 1998 and 1999, respectively....     19,685      26,829
    Royalties, less allowance for doubtful accounts of
      $3,667 and $1,258 at December 31, 1998 and 1999,
      respectively..........................................     10,780       8,528
    Other...................................................      3,673       4,316
                                                              ---------   ---------
                                                                 34,138      39,673
  Inventories (note 3)......................................     89,499     106,624
  Prepaid expenses..........................................      5,640       8,861
  Prepaid income taxes......................................      2,566       3,004
  Deferred tax assets (note 6)..............................      6,496       9,619
                                                              ---------   ---------
      Total current assets..................................    156,092     200,979
Property and equipment, at cost, net of accumulated
  depreciation and amortization
  (note 4)..................................................     86,453     125,688
Investments (note 2)........................................      1,118      21,771
Deferred tax assets (note 6)................................      4,110          --
Other assets, at cost, net of accumulated amortization of
  $2,293 and $3,589 at December 31, 1998 and 1999,
  respectively (note 14)....................................     15,999      20,598
                                                              ---------   ---------
                                                              $ 263,772   $ 369,036
                                                              =========   =========
                       LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current installments of notes payable and long-term debt
    (note 5)................................................  $      --   $   7,475
  Accounts payable..........................................     32,802      61,736
  Accrued expenses..........................................     21,980      33,824
                                                              ---------   ---------
      Total current liabilities.............................     54,782     103,035
Notes payable and long-term debt, excluding current
  installments (note 5).....................................     99,000      83,363
Deferred tax liabilities (note 6)...........................         --       4,562
Other liabilities...........................................      9,581       9,674
                                                              ---------   ---------
                                                                163,363     200,634
Minority interest (note 7)..................................         --       1,047
Commitments and contingencies (notes 5 and 8)
Stockholders' equity (note 12):
  Preferred stock, $0.01 par value. Authorized 10,000,000
    shares; no shares issued and outstanding................         --          --
  Common stock, $0.01 par value. Authorized 150,000,000
    shares; issued 62,937,327 and 63,335,743 shares at 1998
    and 1999, outstanding 42,906,535 and 43,304,951 shares,
    respectively............................................        137         141
  Paid-in capital...........................................    158,589     163,300
  Retained earnings.........................................     92,543     144,443
  Accumulated other comprehensive income (loss).............        (84)     10,247
  Treasury stock, 20,030,792 shares repurchased.............   (150,776)   (150,776)
                                                              ---------   ---------
    Net stockholders' equity................................    100,409     167,355
                                                              ---------   ---------
                                                              $ 263,772   $ 369,036
                                                              =========   =========


          See accompanying notes to consolidated financial statements.

                         GUESS ?, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF EARNINGS

                  YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                1997       1998       1999
                                                              --------   --------   --------
Net revenue (note 11)
  Product sales.............................................  $465,913   $435,128   $560,012
  Net royalties.............................................    49,459     36,803     39,638
                                                              --------   --------   --------
                                                               515,372    471,931    599,650
Cost of sales...............................................   288,408    272,079    331,660
                                                              --------   --------   --------
Gross profit................................................   226,964    199,852    267,990
Selling, general and administrative expenses................   156,318    142,806    171,014
Severance costs related to distribution facility (notes 10
  and 14)...................................................        --         --      3,200
                                                              --------   --------   --------
  Earnings from operations..................................    70,646     57,046     93,776

Other income/(expense):
  Gain on disposition of property and equipment
    (note 10)...............................................        --         --      3,849
  Interest, net.............................................   (13,718)   (12,892)    (9,385)
  Other, net................................................    (2,041)      (863)    (1,140)
                                                              --------   --------   --------
                                                               (15,759)   (13,755)    (6,676)
  Earnings before income taxes and cumulative effect of
    change in accounting principle..........................    54,887     43,291     87,100
Income taxes (note 6).......................................    21,337     18,180     35,200
                                                              --------   --------   --------
  Earnings before cumulative effect of change in accounting
    principle...............................................    33,550     25,111     51,900
Cumulative effect of change in accounting for product
  display fixtures, net of income taxes of $2,707
  (note 13).................................................     3,961         --         --
                                                              --------   --------   --------
  Net earnings..............................................  $ 37,511   $ 25,111   $ 51,900
                                                              ========   ========   ========
Basic earnings per share:
Earnings before cumulative effect of change in accounting
  principle.................................................  $   0.78   $   0.59   $   1.21
Cumulative effect of change in accounting for product
  display fixtures, net of income taxes of $2,707
  (note 13).................................................      0.09         --         --
                                                              --------   --------   --------
  Net earnings..............................................  $   0.87   $   0.59   $   1.21
                                                              ========   ========   ========
Diluted earnings per share:
Earnings before cumulative effect of change in accounting
  principle.................................................  $   0.78   $   0.59   $   1.20
Cumulative effect of change in accounting for product
  display fixtures, net of income taxes of $2,707
  (note 13).................................................      0.09         --         --
                                                              --------   --------   --------
  Net earnings..............................................  $   0.87   $   0.59   $   1.20
                                                              ========   ========   ========
Weighted number of shares outstanding--basic................    42,898     42,904     43,005
                                                              ========   ========   ========
Weighted number of shares outstanding--diluted..............    42,902     42,919     43,366
                                                              ========   ========   ========


          See accompanying notes to consolidated financial statements.

                         GUESS ?, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                        AND COMPREHENSIVE INCOME (LOSS)

                  YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

                                 (IN THOUSANDS)


                                                                                      ACCUMULATED
                                                                                         OTHER
                                    COMPREHENSIVE    COMMON    PAID-IN    RETAINED   COMPREHENSIVE   TREASURY
                                       INCOME        STOCK     CAPITAL    EARNINGS      INCOME         STOCK      TOTAL
                                    -------------   --------   --------   --------   -------------   ---------   --------
Balance at December 31, 1996.....                     $135     $155,591   $ 29,921      $    57      $(150,776)  $ 34,928
Comprehensive income:
  Net earnings...................      $37,511          --           --     37,511           --             --     37,511
  Foreign currency translation
    adjustment...................         (109)         --           --         --         (109)            --       (109)
                                       -------
  Total comprehensive income.....      $37,402
                                       =======
Issuance of common stock.........                        2        2,998         --           --             --      3,000
                                                      ----     --------   --------      -------      ---------   --------
Balance at December 31, 1997.....                      137      158,589     67,432          (52)      (150,776)    75,330
Comprehensive income:
  Net earnings...................      $25,111          --           --     25,111           --             --     25,111
  Foreign currency translation
    adjustment...................          (32)         --           --         --          (32)            --        (32)
                                       -------
  Total comprehensive income.....      $25,079
                                       =======        ----     --------   --------      -------      ---------   --------
Balance at December 31, 1998.....                      137      158,589     92,543          (84)      (150,776)   100,409
Comprehensive income:
  Net earnings...................      $51,900          --           --     51,900           --             --     51,900
  Foreign currency translation
    adjustment...................         (114)         --           --         --         (114)            --       (114)
  Unrealized gain on investment,
    net of tax effect of
    $7,632.......................       10,445          --           --         --       10,445             --     10,445
                                       -------
  Total comprehensive income.....      $62,231
                                       =======
Issuance of common stock under
  stock option plan..............                        4        4,711         --           --             --      4,715
                                                      ----     --------   --------      -------      ---------   --------
Balance at December 31, 1999.....                     $141     $163,300   $144,443      $10,247      $(150,776)  $167,355
                                                      ====     ========   ========      =======      =========   ========


          See accompanying notes to consolidated financial statements.

                         GUESS ?, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                  YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

                                 (IN THOUSANDS)


                                                                1997        1998        1999
                                                              ---------   ---------   --------
Cash flows from operating activities:
  Net earnings..............................................  $  37,511   $  25,111   $ 51,900
  Adjustments to reconcile net earnings to net cash provided by operating activities:
    Depreciation and amortization of property and
     equipment..............................................     20,071      22,571     25,589
    Amortization of other assets............................        369         931      1,296
    Deferred income taxes...................................      1,783        (834)    (2,150)
    Amortization of deferred royalty income.................     (2,623)         --         --
    Cumulative effect of change in accounting principle.....     (3,961)         --         --
    Loss (gain) on disposition of property and equipment....        120       1,483     (5,037)
    Minority interest.......................................         --          --      1,047
    Foreign currency translation adjustment.................         91         (89)       (80)
    Equity method losses....................................        603          87        (98)
    (Increase) decrease in:
      Receivables...........................................      8,988       3,637        558
      Inventories...........................................    (12,591)      2,582     (9,155)
      Prepaid expenses and other current assets.............     (4,972)      3,553     (9,340)
      Prepaid income taxes..................................    (14,511)     12,141     (2,849)
      Other assets..........................................      8,105        (324)     5,820
    Increase (decrease) in:
      Accounts payable......................................       (964)     (5,520)    19,393
      Accrued expenses......................................       (993)       (241)    10,662
      Income taxes payable..................................     (6,784)        112       (252)
                                                              ---------   ---------   --------
        Net cash provided by operating activities...........     30,242      65,200     87,304
Cash flows from investing activities:
  Net (purchases of) proceeds from the sale of short-term
    investments.............................................      4,401     (11,900)   (10,600)
  Purchase of property and equipment........................    (48,836)    (13,738)   (63,501)
  Proceeds from the disposition of property and equipment...      1,445          14      7,106
  Lease incentives granted..................................      2,561         432      1,544
  Acquisition of interest in GUESS? Canada..................                            (2,027)
                                                                    ---         ---
  Acquisition of license....................................     (2,975)       (741)    (1,443)
  Purchase of investment securities available for sale......         --          --     (8,979)
  Proceeds of investment securities available for sales.....         --          --      4,868
  Increase of long-term investments.........................     (1,435)        842     (2,357)
                                                              ---------   ---------   --------
        Net cash used by investing activities...............    (44,839)    (25,091)   (75,389)
Cash flows from financing activities:
  Repayment of senior subordinated notes....................         --      (6,000)   (19,400)
  Proceeds from notes payable and long-term debt............    163,935     102,300      5,529
  Repayment of notes payable and long-term debt.............   (149,734)   (138,817)    (1,258)
  Proceeds from issuance of common stock....................         --          --      3,534
                                                              ---------   ---------   --------
        Net cash provided (used) by financing activities....     14,201     (42,517)   (11,595)
Effect of exchange rates on cash............................       (200)         57        (34)
Net increase (decrease) in cash.............................       (596)     (2,351)       286
Cash at beginning of year...................................      8,800       8,204      5,853
                                                              ---------   ---------   --------
Cash at end of year.........................................  $   8,204   $   5,853   $  6,139
                                                              =========   =========   ========
Supplemental disclosures
  Cash paid during the year for:
      Interest..............................................  $  15,185   $  15,095   $ 10,358
      Income taxes..........................................  $  39,558   $   3,704   $ 37,236
                                                              =========   =========   ========


    On January 2, 1997, in connection with the acquisition of a license, the Company issued 216,216 shares of Common Stock aggregating $3.0 million.

          See accompanying notes to consolidated financial statements.

                         GUESS ?, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES

    Guess ?, Inc. (the "Company" or "GUESS?") designs, markets, distributes and licenses leading lifestyle collections of casual apparel and accessories for men, women and children that reflect the American lifestyle and European fashions sensibilities. The Company's designs are sold in GUESS? owned stores, to a network of wholesale accounts that include primarily better department stores, selected specialty retailers and upscale boutiques and through the Internet. GUESS? branded products, some of which are produced under license, are also sold internationally through a series of licensees and distributors.

    PRINCIPLES OF CONSOLIDATION. The consolidated financial statements include the accounts of Guess ?, Inc. and its wholly-owned foreign subsidiary, Guess Europe, B.V., a Netherlands corporation ("GEBV"), and its majority-owned subsidiary GUESS? Canada Corporation, a Canadian corporation. GEBV holds two wholly-owned subsidiaries: Ranche, Limited, a Hong Kong corporation ("Ranche"), and Guess Italia, s.r.l., an Italian corporation ("GUESS? Italia"). The Company holds a 60% interest in GUESS? Canada and the results of GUESS? Canada are included in the consolidated Financial Statements. Accordingly, all references herein to "GUESS?" include the consolidated results of the Company and its subsidiaries. All intercompany accounts and transactions are eliminated during the consolidation process.

    INVESTMENT SECURITIES. The Company accounts for its investment securities in accordance with Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"). SFAS 115 requires investments to be classified into one of three categories based on management's intent: held-to-maturity securities, available-for-sale securities and trading securities. Held-to-maturity securities are recorded at amortized cost. Available-for-sale securities are recorded at fair value with unrealized gains and losses reported as a separate component of stockholders' equity. Trading securities are recorded at market value with unrealized gains and losses reported in operations. The Company accounts for its short-term investment securities as available-for-sale.

    EARNINGS PER SHARE. Basic earnings per share represents net earnings divided by the weighted-average number of shares of common stock, par value $0.01 per share (the "Common Stock"), outstanding for the period. Diluted earnings per share represents net earnings divided by the weighted-average number of shares outstanding, inclusive of the dilutive impact of Common Stock equivalents.

    The reconciliation of basic to diluted weighted average shares is as follows (in thousands):

                                                     1997       1998       1999
                                                   --------   --------   --------
Net earnings.....................................  $37,511    $25,111    $51,900
                                                   =======    =======    =======
Weighted average shares used in basic
  computations...................................   42,898     42,904     43,005
Dilutive stock options...........................        4         15        361
                                                   -------    -------    -------
Weighted average shares used in diluted
  computation....................................   42,902     42,919     43,366
                                                   =======    =======    =======

    Options to purchase 1,421,000, 1,036,000 and 467,000 shares of Common Stock at prices ranging from $10.50 to $18.00, $5.50 to $11.00 and $10.88 to $16.38 were outstanding during 1997, 1998 and 1999, respectively, but were not included in the computation of diluted earnings per share because the options exercise prices were greater than the average market price of the shares of Common Stock.

                         GUESS ?, INC. AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES (CONTINUED) CONCENTRATION OF CREDIT RISK. The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of accounts receivable. The Company maintains cash with various major financial institutions and performs evaluations of the relative credit standing of these financial institutions in order to limit the amount of credit exposure with any institution. The Company extends credit to corporate customers based upon an evaluation of the customer's financial condition and credit history and generally requires no collateral. The Company's customers are principally located throughout North America, and their ability to pay amounts due to the Company may be dependent on the prevailing economic conditions of their geographic region. However, such credit risk is considered limited due to the Company's large customer base. Management performs regular evaluations concerning the ability of its customers to satisfy their obligations and records a provision for doubtful accounts based on these evaluations. The Company's credit losses for the periods presented are insignificant and have not exceeded management's estimates. A few of the Company's domestic wholesale customers, including some under common ownership, have accounted for significant portions of its net revenue. During 1999, Bloomingdale's, Macy's and other affiliated stores owned by Federated Department Stores, Inc. together accounted for approximately 12.4% of the Company's net revenue.

    INVENTORIES. Inventories are stated at the lower of cost (first-in, first-out and weighted average) or market.

    REVENUE RECOGNITION. The Company recognizes retail operations revenue at the point of sale, and wholesale operations revenue from the sale of merchandise upon shipment. Royalty income is based upon a percentage, as defined in the underlying agreement, of the licensees' net revenue. The Company accrues for estimated sales returns and allowances in the period in which the related revenue is recognized.

    DEPRECIATION AND AMORTIZATION. Depreciation and amortization of property and equipment are provided using the straight-line and declining balance methods over the following useful lives:

Building and building improvements..........................  10 to 31 years
Land improvements...........................................         5 years
Machinery and equipment.....................................    3 to 5 years
Corporate aircraft..........................................        10 years
Corporate vehicles..........................................         3 years
Shop fixtures...............................................         5 years

    Leasehold improvements are amortized over the lesser of the estimated useful life of the asset or the term of the lease. Construction in progress is not depreciated until the related asset is completed.

    Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is amortized on a straight-line basis over the expected periods to be benefited, generally 10 to 15 years.

    FOREIGN CURRENCY TRANSLATION. In accordance with SFAS No. 52, "Foreign Currency Translation," balance sheet accounts of the Company's foreign operations are translated from foreign currencies into U.S. dollars at year-end at historical rates, while income and expenses are translated at the weighted-average exchange rates for the year. The related translation adjustments are reflected as a foreign currency translation adjustment in the consolidated balance sheets.

                         GUESS ?, INC. AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES (CONTINUED) HEDGING ACTIVITIES. At December 31, 1999, the Company had forward exchange contracts to purchase $1.5 million U.S. currency for approximately $2.2 million Canadian currency. Based on rates at December 31, 1999, the cost to buy the equivalent U.S. dollars was approximately $2.2 million Canadian currency.

    Unrealized gains and losses on outstanding foreign currency exchange contracts, used to hedge future revenues and purchases, are not recorded in the financial statements but are included in the measurement of the related hedged transaction when realized.

    INCOME TAXES. The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to be applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

    COMPREHENSIVE INCOME. The Company reports comprehensive income under SFAS No. 130, "Reporting Comprehensive Income." Comprehensive income consists of net earnings, unrealized gains on investments and foreign currency translation adjustments and is presented in the consolidated statements of stockholders' equity and comprehensive income.

    BUSINESS SEGMENT REPORTING. The Company adopted SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information" ("SFAS 131"), effective in 1998. SFAS 131 establishes new standards for reporting information about business segments and related disclosures about products and services, geographic areas and major customers. The business segments of the Company are wholesale, retail and licensing operations. Information regarding these segments is summarized in Note 11.

    FAIR VALUE OF FINANCIAL INSTRUMENTS. The carrying amount of the Company's financial instruments, which principally include cash, short and long-term investments, trade receivables, accounts payable and accrued expenses, approximates fair value due to the relatively short maturity of such instruments.

    The fair value of the Company's debt instruments are based on the amount of future cash flows associated with each instrument discounted using the Company's borrowing rate. At December 31, 1998 and 1999, the carrying value of all financial instruments was not materially different from fair value.

    USE OF ESTIMATES. Management of the Company has made a number of estimates and assumptions relating to the reporting of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with generally accepted accounting principles. Actual results could differ from these estimates.

    LONG-LIVED ASSETS. The Company reports long-lived assets, including intangibles, at amortized cost. Long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If this assessment indicates that the intangibles will not be recoverable, as determined by a

                         GUESS ?, INC. AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES (CONTINUED) non-discounted cash flow generated by the asset, the carrying value of the Company's long-lived assets would be reduced to its estimated fair market value based on the discounted cash flows.

    ADVERTISING COSTS. The Company expenses the cost of advertising as incurred. Advertising expenses charged to operations for the years ended December 31, 1997, 1998 and 1999 were $22.5 million, $18.0 million, and $24.5 million, respectively.

    RECLASSIFICATIONS. Certain reclassifications have been made to the 1997 and 1998 consolidated financial statements to conform with the 1999 presentation.

2.  INVESTMENTS

    Short-term investments consist mostly of overnight interest bearing deposit accounts aggregating $11.9 million at December 31, 1998 and $27.1 million at December 31, 1999.

    Long-term investments consist of certain marketable equity securities aggregating $1.1 million and $21.8 million at December 31, 1998 and 1999, respectively. Unrealized gains related to marketable equity securities at December 31, 1999 amounted to $11.2 million, net of deferred taxes of $7.6 million and are included as a component of stockholders' equity.

3.  INVENTORIES

    Inventories are summarized as follows (in thousands):

                                                             1998       1999
                                                           --------   --------
Raw materials............................................  $ 9,400    $  8,514
Work in process..........................................    7,922       6,740
Finished goods--retail...................................   36,712      45,750
Finished goods--wholesale................................   35,465      45,620
                                                           -------    --------
                                                           $89,499    $106,624
                                                           =======    ========

4.  PROPERTY AND EQUIPMENT

    Property and equipment is summarized as follows (in thousands):

                                                            1998       1999
                                                          --------   --------
Land and land improvements..............................  $  5,729   $  5,734
Building and building improvements......................     8,462      8,462
Leasehold improvements..................................    59,218     67,821
Machinery and equipment.................................    71,975     86,790
Corporate aircraft......................................     5,973      6,601
Shop fixtures...........................................    28,895     31,347
Construction in progress................................     1,321     23,842
                                                          --------   --------
                                                           181,573    230,597
Less accumulated depreciation and amortization..........    95,120    104,909
                                                          --------   --------
                                                          $ 86,453   $125,688
                                                          ========   ========

    Construction in progress at December 31, 1998 and 1999 represents the costs associated with the construction of buildings and improvements used in the Company's operations and other capitalizable expenses in progress.

                         GUESS ?, INC. AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

5.  NOTES PAYABLE AND LONG-TERM DEBT

    Notes payable and long-term debt are summarized as follows (in thousands):

                                                                1998       1999
                                                              --------   --------
9 1/2% Senior Subordinated Notes due 2003...................  $99,000    $79,562
Revolving bank loan bearing interest at 1.75% above the
  Canadian prime rate plus an amount equal to 0.5% per month of the average outstanding balance, payable on demand, but commencing January 1, 2001 by way of 24 equal consecutive
  minimum payments..........................................       --      2,770
Advances under a demand line of credit of $15,926 with
  advances thereon bearing interest at the Canadian prime
  rate plus 1%..............................................       --      6,818
Other obligations, maturing in varying amounts through
  2004......................................................       --      1,688
                                                              -------    -------
                                                               99,000     90,838
Less current installments...................................       --      7,475
                                                              -------    -------
Long-term debt, excluding current installments..............  $99,000    $83,363
                                                              =======    =======

    In December 1999, the Company entered into a credit agreement with a bank permitting borrowings up to $125.0 million (the "Credit Facility"). The Credit Facility replaced the Company's $100.0 million revolving credit facility entered into in March 1997. The Credit Facility provides for a $125.0 million revolving credit facility including a $50.0 million sub-limit for letters of credit. The Credit Facility expires on October 31, 2002. At December 31, 1999, the Company had no outstanding borrowings under the Credit Facility, $15.2 million in outstanding commercial letters of credit and $32.0 million in standby letters of credit. The Credit Facility contains various restrictive covenants requiring, among other things, the maintenance of certain financial ratios. The Company was in compliance with all such covenants as of December 31, 1999. In addition, the arrangements governing the Company's Credit Facility and the indenture pursuant to which the Company's Senior Subordinated Notes due 2003 were issued restrict the payments of dividends by the Company. Our outstanding borrowings currently bear interest at LIBOR plus 100 basis points.

    The Senior Subordinated Notes are redeemable at the option of the Company, in whole or in part, at any time at various redemption prices. The Company repurchased $6.0 million and $19.4 million in 1998 and 1999, respectively, of its Senior Subordinated Notes.

                         GUESS ?, INC. AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

6.  INCOME TAXES

    Income taxes are summarized as follows (in thousands):

                                                      YEARS ENDED DECEMBER 31,
                                                   ------------------------------
                                                     1997       1998       1999
                                                   --------   --------   --------
Federal:
  Current........................................  $17,487    $14,477    $32,508
  Deferred.......................................    2,995        793     (2,464)
State:
  Current........................................    3,973      2,459      5,202
  Deferred.......................................   (1,212)        41        314
Foreign:
  Current........................................      801        410       (360)
                                                   -------    -------    -------
                                                   $24,044    $18,180    $35,200
                                                   =======    =======    =======

    Actual income taxes differ from expected income taxes obtained by applying the statutory Federal income tax rate to earnings before income taxes as follows (in thousands):

                                                      YEARS ENDED DECEMBER 31,
                                                   ------------------------------
                                                     1997       1998       1999
                                                   --------   --------   --------
Computed "expected" tax expense..................  $21,544    $15,152    $30,485
State taxes, net of Federal benefit..............    2,928      1,625      3,586
Foreign (benefit)................................     (157)       (14)      (273)
U.S. tax and foreign withholding tax on Foreign
  distributions..................................       --        739         --
Other............................................     (271)       678      1,402
                                                   -------    -------    -------
                                                   $24,044    $18,180    $35,200
                                                   =======    =======    =======

    Total income taxes were allocated as follows (in thousands):

                                                      YEARS ENDED DECEMBER 31,
                                                   ------------------------------
                                                     1997       1998       1999
                                                   --------   --------   --------
Operations.......................................  $24,044    $18,180    $35,200
Stockholders' equity.............................       --         --      6,451
                                                   -------    -------    -------
Total income taxes...............................  $24,044    $18,180    $41,651
                                                   =======    =======    =======

    The income tax expense for the year ended December 31, 1997 includes taxes of $2.7 million related to a one-time change in accounting (see Note 13). The Company's consolidated statement of earnings has presented the change in accounting, net of this income tax expense.

                         GUESS ?, INC. AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

6.  INCOME TAXES (CONTINUED)
    The tax effects of temporary differences that give rise to significant portions of current and non-current deferred tax assets and deferred tax liabilities at December 31, 1998 and 1999 are presented below (in thousands):

                                                              1998       1999
                                                            --------   --------
Deferred tax assets:
  Retail store closure reserves...........................  $   467    $   269
  Deferred lease incentives...............................    1,648      1,718
  Rent expense............................................    2,158      2,161
  Uniform capitalization adjustment.......................    1,987      2,194
  State income taxes......................................      870      1,471
  Bad debt and other reserves.............................    1,810      2,904
  Severance reserve.......................................       --      1,378
  Other...................................................    2,066      2,602
                                                            -------    -------
    Total deferred assets.................................   11,006     14,697
  Deferred tax liabilities-principally related to
    unrealized gain on investment.........................      400      9,640
                                                            -------    -------
    Net deferred tax assets...............................  $10,606    $ 5,057
                                                            =======    =======

    Included above at December 31, 1998 and 1999 are $6.5 million and $9.6 million for current deferred tax assets, respectively, and $4.1 million non-current deferred tax assets and $4.5 million non-current deferred tax liabilities.

    Prepaid income taxes of $2.6 million and $3.4 million at December 31, 1998 and 1999, respectively, arise from the overpayment of estimated income taxes.

    Based on the historical earnings of the Company, management believes it is more likely than not that the results of operations will generate sufficient taxable earnings to realize net deferred tax assets.

7.  RELATED PARTY TRANSACTIONS

    The Company is engaged in various transactions with entities affiliated with trusts for the respective benefit of Maurice, Paul and Armand Marciano (the "Marciano Trusts"). The Company believes that the arrangements involving each of the companies in which the Marciano Trusts have an investment, and related party transactions discussed below were entered into on terms no less favorable to the Company than could have been obtained from an unaffiliated third party.

    LICENSE AGREEMENTS AND LICENSEE TRANSACTIONS. On September 28, 1990, the Company entered into a license agreement with Charles David of California ("Charles David"). The Marciano Trusts and Nathalie Marciano (the spouse of Maurice Marciano) together own 50% of Charles David, and the remaining 50% is owned by the father-in-law of Maurice Marciano. The license agreement grants Charles David the rights to manufacture worldwide and distribute worldwide (except Japan and certain European countries) for men, women and some children, leather and rubber footwear which bear the GUESS? trademark. The license also includes related shoe care products and accessories.

                         GUESS ?, INC. AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

7.  RELATED PARTY TRANSACTIONS (CONTINUED)
    Gross royalties earned by the Company under such license agreement for the fiscal years ended December 31, 1997, 1998 and 1999 were $1.2 million, $1.4 million and $1.9 million, respectively. Additionally, the Company purchased $6.1 million, $6.1 million and $8.4 million of products from Charles David for resale in the Company's retail stores during the same periods.

    In May 1997, the Company sold substantially all of the assets and liabilities of GUESS? Italia to Maco Apparel, S.p.a. ("Maco"). The effect of the net asset disposal was immaterial to the Company's results of operations. In connection with this sale, the Company also purchased a 10% ownership interest in Maco and entered into an approximate 10-year license agreement with Maco granting it the right to manufacture and distribute certain men's and women's jeanswear apparel, which bear the GUESS? trademark, in certain parts of Europe. In addition to royalty fees, the Company will also receive $14.1 million over a four-year period in consideration of the grant of the license rights for men's and women's jeanswear apparel. During 1998 and 1999, the Company recorded
$2.8 million and $2.8 million, respectively, in revenue in connection with the grant of such license rights. Additionally, the Company also recorded
$2.3 million and $3.2 million in royalty fees related to product sales in 1998 and 1999, respectively. Effective as of March 1, 1998, the Company also entered into an approximate nine-year license agreement with Maco granting it the right to manufacture and distribute kid's jeanswear, which bear the GUESS? trademark, in certain parts of Europe.

    On August 4, 1999, the Company completed its purchase of an additional 40% of GUESS? Canada, whereby the Company's ownership has been increased to 60%. As part of the transaction, the Company paid $2.2 million and will provide long-term financing of up to $13.4 million to GUESS? Canada to expand its Canadian retail operations. The Company has an option to acquire the remaining 40% of GUESS? Canada that becomes exercisable commencing December 31, 2001. The acquisition was accounted for as a purchase and the results of GUESS? Canada are included in the Company's consolidated financial statements from the date of acquisition. The excess of the purchase price over the fair value of net assets acquired amounting to $1.1 million is allocated to goodwill and is being amortized over 15 years. The operating results of GUESS? Canada are immaterial to the Company's consolidated financial statements.

    AGENCY AGREEMENT. In February 1996, the Company entered into a buying agency agreement with Newtimes Guess?, Ltd. ("Newtimes"). The Company owned 50% of Newtimes. Pursuant to such agreement, the Company pays Newtimes a commission based on the cost of finished garments purchased for the Company. Commissions earned by Newtimes from the Company during the fiscal years ended December 31, 1997 and 1998 were $1.7, and $1.0 million, respectively. Additionally, with respect to Newtimes, the Company recorded $0.1 million in equity losses during the fiscal year ended December 31, 1997. During 1998, Newtimes was dissolved after the Company terminated its buying agency agreement with them, and severed its equity interest in Newtimes. Accordingly, the Company has discontinued recording equity income during 1998.

    LEASES. The Company leases manufacturing, warehouse and administrative facilities from partnerships affiliated with the Marciano Trusts and certain of its affiliates. There are two leases in effect at December 31, 1999, both of which expire in July 2008. The total lease payments to these limited partnerships are currently $225,000 per month. Additionally, the Company was on a month to month lease for another storage facility. Aggregate lease payments under leases in effect for the fiscal

                         GUESS ?, INC. AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

7.  RELATED PARTY TRANSACTIONS (CONTINUED)
years ended December 31, 1997, 1998 and 1999 were $2.6 million, $2.7 million, and $2.7 million, respectively.

8.  COMMITMENTS AND CONTINGENCIES

    LEASES. The Company leases its showrooms and retail store locations under operating lease agreements expiring on various dates through 2016. Some of these leases require the Company to make periodic payments for property taxes and common area operating expenses. Certain leases include rent abatements and scheduled rent escalations, for which the effects are being amortized and recorded over the lease term. The Company also leases some of its equipment under operating lease agreements expiring at various dates through 2003.

    Future minimum rental payments under non-cancelable operating leases at December 31, 1999 are as follows:

    Year ending December 31, (in thousands):

                                                   NON
                                                 RELATED    RELATED
                                                 PARTIES    PARTIES     TOTAL
                                                 --------   --------   --------
2000...........................................  $ 30,251   $ 2,727    $ 32,978
2001...........................................    30,380     2,727      33,107
2002...........................................    28,975     2,727      31,702
2003...........................................    27,552     2,727      30,279
2004...........................................    23,727     2,727      26,454
Thereafter.....................................    71,245     9,771      81,016
                                                 --------   -------    --------
                                                 $212,130   $23,406    $235,536
                                                 ========   =======    ========

    Rental expense for all operating leases during the years ended December 31, 1997, 1998, and 1999 aggregated $30.8 million, $32.6 million, and $41.2 million, respectively.

    INCENTIVE BONUSES. Certain officers and key employees of the Company are entitled to incentive bonuses, primarily based on the Company's profits.

    LITIGATION. On August 7, 1996, a class action complaint naming the Company and certain of its independent contractors was filed in the Superior Court of the State of California for the County of Los Angeles, titled as Brenda Figueroa et al. v. Guess?, Inc. et al. The plaintiffs asserted claims for violation of state wage and hour laws, wrongful discharge, and breach of contract arising out of the Company's relationship with its independent contractors and actions taken by them with respect to their employees. The plaintiffs also alleged that the Company breached its agreement with the United States Department of Labor regarding the monitoring of its independent contractors. The Court has held two hearings on certifying the alleged class. The parties have agreed to settle the case. On March 1, 2000, the Court gave final approval to the parties' settlement. If no class member appeals within 60 days thereafter, the case will be finally resolved.

                         GUESS ?, INC. AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

8.  COMMITMENTS AND CONTINGENCIES (CONTINUED)

    On July 7, 1998, the Union of Needletrades Industrial and Textile Employees ("UNITE") filed with the National Labor Relations Board ("NLRB") charges against the Company alleging that the Company violated the National Labor Relations Act by failing to uphold certain obligations under a prior settlement agreement with the NLRB, by denying pro-union employees access to the Company's facilities, by conferring new benefits to employees, by making false accusations against UNITE, by conducting video surveillance of UNITE's offices, and by assisting and organizing an anti-union demonstration. These allegations were dismissed by the NLRB. UNITE appealed, and, on October 15, 1999, the NLRB dismissed the appeal.

    On February 24, 1998, the Company and Maurice Marciano, Paul Marciano and Armand Marciano, as individuals, were named as defendants in a class action entitled John N. Robinson v. Guess ?, Inc., Maurice Marciano, Paul Marciano and Armand Marciano and GUESS? Inc., filed in the Los Angeles Superior Court. The complaint as amended, purported to state claims under Sections 11, 12(a)(2) and 15 of the Securities Act of 1933 for alleged misrepresentations in connection with the Company's initial public offering (the "IPO") in August 1996.
John Robinson purported to represent a class of all purchasers of the Company's stock in the IPO and sought unspecified damages. On January 10, 2000, the complaint was dismissed in its entirety. However, Robinson has the right to appeal the dismissal.

    On October 26, 1998, Maurice Marciano, Paul Marciano and Armand Marciano, as individuals (the "Marcianos"), as well as the Company, were named as defendants in a shareholders' derivative complaint entitled John N. Robinson v. Maurice Marciano, Paul Marciano and Armand Marciano and Guess ?, Inc., filed in the Los Angeles Superior Court. The complaint, as amended, (the "Derivative Complaint") purports to state a claim for intentional breach of fiduciary duty, negligent breach of fiduciary duty, constructive fraud and abuse of control in connection with the Marcianos' management of the Company since its IPO. On July 26, 1999, the Court entered an Order that allows the case to proceed past the pleadings stage. While it is too soon to predict the outcome of the case with any certainty, the defendants believe they have meritorious defenses to each of the claims asserted and intend to vigorously defend themselves.

    On May 21, 1999, the Company filed a demand for arbitration against Pour le Bebe, Inc. and Pour la Maison, Inc. (collectively, "PLB") seeking damages and injunctive relief in connection with four written license agreements between the parties. The Company alleged that PLB defaulted under the license agreements, that the license agreements properly were terminated and that PLB breached the license agreements. On July 19, 1999, PLB filed a counterdemand for arbitration against the Company. PLB sought damages and injunctive relief against the Company alleging breach of contract, violation of the California Franchise Relations Act, interference with prospective economic advantage, unlawful business practices, statutory unfair competition and fraud. The arbitration was conducted before the American Arbitration Association pursuant to arbitration clauses in the license agreements. (See Note 15.)

    On June 9, 1999, the Company commenced a lawsuit in the Los Angeles County Superior Court against Kyle Kirkland, Kirkland Messina LLC, and CKM Securities (collectively "Kirkland") for tortious interference, unfair competition, fraud and related claims. This action arises out of alleged misrepresentations and omissions of material fact made by Kirkland in connection with the operations

                         GUESS ?, INC. AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

8. COMMITMENTS AND CONTINGENCIES (CONTINUED) and financial performance of PLB. Currently, there are proceedings in the California Court of Appeal to determine if the action will proceed in court or by way of arbitration. No trial or hearing date has been set.

    The Company cannot predict the outcome of these matters. The Company believes the outcome of one or more of the above cases could have a material adverse effect on the Company's financial condition and results of operations.

9.  SAVINGS PLAN

    The Company established the Guess ?, Inc. Savings Plan (the "Savings Plan") under Section 401(k) of the Internal Revenue Code. Under the Savings Plan, employees ("associates") may contribute up to 15% of their compensation per year, subject to the elective limits as defined by IRS guidelines, and the Company may make matching contributions in amounts not to exceed 1.5% of the associates' annual compensation. The Company's contributions to the Savings Plan for each of the three years ended December 31, 1997, 1998 and 1999 aggregated $0.3 million.

10.  QUARTERLY INFORMATION (UNAUDITED)

    The following is a summary of the unaudited quarterly financial information for the years ended December 31, 1998 and 1999 (in thousands, except per share data):

                                                        FIRST      SECOND     THIRD      FOURTH
YEAR ENDED DECEMBER 31, 1998                           QUARTER    QUARTER    QUARTER    QUARTER
----------------------------                           --------   --------   --------   --------
Net revenue..........................................  $110,768   $98,068    $130,138   $132,957
Gross profit.........................................    46,452    44,235      54,782     54,383
Net earnings.........................................     7,951     3,440       9,639      4,081
Basic and diluted earnings per share.................  $   0.19   $  0.08    $   0.22   $   0.10

                                                       FIRST      SECOND     THIRD      FOURTH
YEAR ENDED DECEMBER 31, 1999                          QUARTER    QUARTER    QUARTER    QUARTER
----------------------------                          --------   --------   --------   --------
Net revenue.........................................  $129,052   $119,557   $155,547   $195,494
Gross profit........................................    54,028     55,035     65,261     93,666
Net earnings........................................    11,486      7,017     14,235     19,162
Earnings per share:
  Basic.............................................  $   0.27   $   0.16   $   0.33   $   0.45
  Diluted...........................................  $   0.27   $   0.16   $   0.33   $   0.44

    During the second quarter of 1999, in accordance with the requirements of EITF 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring"), the Company recorded a $3.2 million charge for future severance costs related to the relocation of distribution operations to Louisville, Kentucky. In the third quarter of 1999, the Company realized a non-recurring pretax gain of $3.8 million on the disposition of property and equipment. During the fourth quarter of 1999, the Company enhanced its ability to estimate reserves through improved processes and more current and accurate data. As a result, the

                         GUESS ?, INC. AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

10.  QUARTERLY INFORMATION (UNAUDITED) (CONTINUED)
Company revised its estimate of certain reserves. This resulted in a reduction of cost of sales of $2.3 million.

11.  SEGMENT INFORMATION

    In accordance with the requirements of SFAS 131, "Disclosures about Segments of an Enterprise and Related Information", the Company's reportable business segments and respective accounting policies, policies of the segments are the same as those described in Note 1. Management evaluates segment performance based primarily on revenue and earnings from operations. Interest income and expense is evaluated on a consolidated basis and not allocated to the Company's business segments.

    Segment information is summarized as follows for the years ended December 31, 1997, 1998 and 1999 (in thousands):

                                                                 YEARS ENDED DECEMBER 31,
                                                              ------------------------------
                                                                1997       1998       1999
                                                              --------   --------   --------
Net revenue:
  Retail operations.........................................  $215,873   $222,624   $299,384
  Wholesale operations......................................   250,040    212,504    260,628
  Licensing operations......................................    49,459     36,803     39,638
                                                              --------   --------   --------
                                                              $515,372   $471,931   $599,650
                                                              ========   ========   ========

Earnings from operations:
  Retail operations.........................................  $ 12,118   $ 19,943   $ 37,072
  Wholesale operations......................................    18,962      7,971     25,101
  Licensing operations......................................    39,566     29,132     31,603
                                                              --------   --------   --------
                                                              $ 70,646   $ 57,046   $ 93,776
                                                              ========   ========   ========

Capital expenditures:
  Retail operations.........................................             $  5,602   $ 28,030
  Wholesale operations......................................                8,136     35,471
  Licensing operations......................................                   --         --
                                                                         --------   --------
                                                                         $ 13,738   $ 63,501
                                                                         ========   ========

Total assets:
  Retail operations.........................................             $ 93,140   $114,152
  Wholesale operations......................................              159,069    245,162
  Licensing operations......................................               11,563      9,722
                                                                         --------   --------
                                                                         $263,772   $369,036
                                                                         ========   ========

    Certain expense items in the 1998 and 1997 amounts have been reclassified to conform with the 1999 presentation.

                         GUESS ?, INC. AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

11.  SEGMENT INFORMATION (CONTINUED)
    The table below presents information related to geographic areas in which the Company operated during 1997, 1998 and 1999 (in thousands):


                                                           YEARS ENDED DECEMBER 31,
                                                        ------------------------------
                                                          1997       1998       1999
                                                        --------   --------   --------
Net revenue:
  United States.......................................  $455,969   $434,207   $548,179
  Asia................................................    22,277     13,859     13,279
  Europe..............................................    19,812     10,600     13,464
  Canada..............................................     1,649      1,644     12,073
  South America.......................................     7,965      5,066      3,973
  Mexico..............................................     2,774      2,406      3,337
  Other...............................................     4,926      4,149      5,345
                                                        --------   --------   --------
                                                        $515,372   $471,931   $599,650
                                                        ========   ========   ========


12.  STOCK OPTION PLAN

    On July 30, 1996, the Board of Directors adopted the Guess ?, Inc. 1996 Non-Employee Directors' Stock Option Plan pursuant to which the Board of Directors may grant stock options to non-employee directors. This plan authorizes grants of options to purchase up to 500,000 authorized but unissued shares of Common Stock. At December 31, 1997, 1998 and 1999, there were 28,886, 70,451 and 80,599 options issued under this plan, respectively. Stock options are granted with an exercise price equal to the stock's fair market value at the date of grant. Stock options have ten-year terms and vest and become fully exercisable in increments of one-fourth of the shares granted on each anniversary from the date of grant.

    On July 30, 1996, the Board of Directors adopted the Guess ?, Inc. 1996 Equity Incentive Plan (the "Plan") pursuant to which the Board of Directors may grant stock options to officers, key associates and consultants. The Plan authorizes grants of options to purchase up to 4,500,000 authorized but unissued shares of Common Stock. Stock options are granted with an exercise price equal to the stock's fair market value at the date of grant. Stock options have ten-year terms (five years in the case of an incentive stock option granted to a ten-percent stockholder) and vest and become fully exercisable after varying time periods from the date of grant based on length of service or specified performance goals.

    At December 31, 1997, 1998 and 1999, there were 3,208,645, 2,841,825 and
2,763,397 additional shares available for grant under the Plan, respectively. The per share weighted-average fair value of stock options granted during 1997, 1998 and 1999 was $9.75, $4.24, and $12.46, respectively, on the dates of grant using the Black Scholes option-pricing model with the following weighted-average assumptions: 1997, 1998 and 1999 expected dividend yields of 0.0%, 0.0% and 0.0%, respectively; 1997, 1998 and 1999 risk-free interest rates of 6.50%, 4.87% and 6.51%, respectively; 1997, 1998 and 1999 volatility factors of 30%, 63% and 65%, respectively; and 1997, 1998 and 1999 expected lives of four years.

                         GUESS ?, INC. AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

12.  STOCK OPTION PLAN (CONTINUED)

    The Company applies APB Opinion No. 25 in accounting for its Plan and, accordingly, no compensation cost has been recognized for its stock options in the accompanying consolidated financial statements. Had the Company determined compensation based on the fair value at the grant date for its stock options under SFAS No. 123 ("SFAS 123"), the Company's pro forma net earnings and net earnings per share for the years ended December 31, 1997, 1998 and 1999 would have been reduced to the pro forma amounts indicated below (in thousands, except per share data):

                                                     1997       1998       1999
                                                   --------   --------   --------
Pro forma net earnings...........................  $35,222    $24,574    $51,300
Pro forma earnings per share--basic..............  $  0.82    $  0.57    $  1.19
Pro forma earnings per share--diluted............  $  0.82    $  0.57    $  1.18

    Pro forma net earnings reflect only options granted since the inception of the Plan on July 30, 1996. The full impact of calculating compensation cost for stock options under SFAS 123 is not reflected in the pro forma net earnings amounts presented above because compensation cost is reflected over the options' vesting period of four years.

    Stock option activity during the period indicated is as follows:

                                                    NUMBER OF    WEIGHTED-AVERAGE
                                                     OPTIONS      EXERCISE PRICE
                                                    ----------   ----------------
Balance at December 31, 1996......................   1,251,105        $17.74
  Granted.........................................   1,406,105         10.78
  Forfeited.......................................  (1,365,855)       (16.88)
                                                    ----------        ------
Balance at December 31, 1997......................   1,291,355         11.05
  Granted.........................................   1,035,600          4.24
  Forfeited.......................................    (668,780)       (10.92)
                                                    ----------        ------
Balance at December 31, 1998......................   1,658,175          6.86
  Granted.........................................     343,650         12.46
  Exercised.......................................    (373,090)        (8.56)
  Forfeited.......................................    (265,222)        (7.68)
                                                    ----------        ------
Balance at December 31, 1999......................   1,363,513        $ 7.64
                                                    ==========        ======

    At December 31, 1997, 1998 and 1999, the weighted-average exercise price was $11.05, $6.86 and $7.64, respectively, and the weighted-average remaining contractual lives of outstanding options were 8.85, 9.0 and 8.53 years, respectively.

                         GUESS ?, INC. AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

12.  STOCK OPTION PLAN (CONTINUED)
    The following table summarizes information about stock options outstanding and exercisable at December 31, 1999:

                                      OPTIONS OUTSTANDING                     OPTIONS EXERCISABLE
                        -----------------------------------------------   ----------------------------
                                                WEIGHTED       WEIGHTED                       WEIGHTED
                             NUMBER             AVERAGE        AVERAGE         NUMBER         AVERAGE
  RANGE OF EXERCISE        OUTSTANDING         REMAINING       EXERCISE    EXERCISABLE AT     EXERCISE
        PRICE           DECEMBER 31, 1999   CONTRACTUAL LIFE    PRICE     DECEMBER 31, 1999    PRICE
---------------------   -----------------   ----------------   --------   -----------------   --------
  $ 3.94 to $ 5.50            750,463          8.81 years       $ 4.17         126,644         $ 4.26
  $ 7.03 to $ 9.38            105,100          8.56 years         8.33          34,350           8.09
  $10.50 to $13.13            391,350          7.60 years        11.16         177,290          10.93
  $16.38 to $21.06            116,600          9.90 years        17.51              --             --
                            ---------                           ------         -------         ------
                        1,363,513....          8.54 years       $ 7.64         338,284         $ 8.14
                            =========                                          =======

    At December 31, 1998 and 1999, the number of options exercisable for each year was 315,875 and 338,284, respectively. The weighted-average exercise price of those options was $10.84 and $8.14, respectively.

13.  CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING FOR PRODUCT DISPLAY FIXTURES

    Effective January 1, 1997, the Company changed its method of accounting for product display fixtures located in its wholesale customers' retail stores, whereby the costs for such fixtures are capitalized and amortized over five years using the straight-line method. In prior years, these costs had been expensed as incurred. The Company believes that this new method will more closely match the long-term benefit that the product display fixtures provide with the expected future revenue from such fixtures. The cumulative effect of the change in accounting principle, recorded in the first quarter of 1997, is calculated based upon the retroactive effect of applying the new accounting method to prior year fixture acquisitions. The cumulative effect of the change in accounting principle of $4.0 million (after reduction for income tax expense of $2.7 million) is included in earnings for the year ended December 31, 1997. Excluding the cumulative effect of the change in accounting principle, the effect of the change during 1997 was to increase net earnings by approximately $6.2 million, or $0.14 per share.

14.  SEVERANCE COSTS RELATED TO DISTRIBUTION FACILITY

    In accordance with the requirements of EITF 94-3, "Liability for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)," the Company recorded a $3.2 million charge for future severance costs related to the relocation of its distribution operations from Los Angeles, California to Louisville, Kentucky. The Company anticipates the payment of these severance costs to occur in the second quarter of fiscal 2000.

15.  SUBSEQUENT EVENT

    On March 3, 2000, the Arbitrators issued an interim award in favor of the Company and rejected each of PLB's counterclaims (see Note 8). The amount of the interim award was in excess of $6 million. As the prevailing party, the Company is entitled to, and has applied for, an award of its attorneys' fees, costs and expenses. Because of the uncertainty of the ultimate realization of the award, no recognition has been given to it in the accompanying consolidated financial statements.

                         GUESS ?, INC. AND SUBSIDIARIES



                      CONDENSED CONSOLIDATED BALANCE SHEET



                                 APRIL 1, 2000
                                  (UNAUDITED)



                       (IN THOUSANDS, EXCEPT SHARE DATA)



                           ASSETS

Current assets:
    Cash....................................................  $   5,843
    Investments.............................................      3,737

    Receivables:
        Trade receivables, net of reserves..................     58,163
        Royalties, net of reserves..........................      8,516
        Other...............................................      6,339
                                                              ---------
            Total receivables...............................     73,018
                                                              ---------
    Inventories (note 3)....................................    135,522
    Prepaid expenses and other current assets...............     10,177
    Prepaid income taxes....................................         40
    Deferred tax assets (note 5)............................      9,619
                                                              ---------
        Total current assets................................    237,956

Property and equipment, at cost, less accumulated
  depreciation and amortization.............................    131,792
Other assets, at cost, less accumulated amortization........     36,578
                                                              ---------
                                                              $ 406,326
                                                              =========
            LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
    Current installments of bank debt and long term debt....  $   9,439
    Accounts payable........................................     59,219
    Accrued expenses........................................     26,093
    Income taxes payable (note 5)...........................      4,547
                                                              ---------
        Total current liabilities...........................     99,298
Notes payable and long-term debt, less current
  installments..............................................    117,805
Other liabilities...........................................      9,458
                                                              ---------
        Total liabilities...................................    226,561

Minority interest...........................................        698

Stockholders' equity:
    Preferred stock, $.01 par value. Authorized 10,000,000
      shares; no shares issued and outstanding..............         --
    Common stock, $.01 par value. Authorized 150,000,000
      shares; issued 63,437,752 shares and outstanding
      43,406,960 shares.....................................        142
    Paid-in capital.........................................    163,940
    Retained earnings.......................................    159,866
    Accumulated other comprehensive income..................      5,895
    Treasury stock, 20,030,792 shares repurchased...........   (150,776)
                                                              ---------
        Net stockholders' equity............................    179,067
                                                              ---------
                                                              $ 406,326
                                                              =========


     See accompanying notes to condensed consolidated financial statements.

                         GUESS ?, INC. AND SUBSIDIARIES



                 CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS



                QUARTERS ENDED MARCH 27, 1999 AND APRIL 1, 2000
                                  (UNAUDITED)



                     (IN THOUSANDS, EXCEPT PER SHARE DATA)



                                                              MARCH 27,   APRIL 1,
                                                                1999        2000
                                                              ---------   --------
Net revenue (note 6):
    Product sales...........................................  $119,941    $178,411
    Net royalties...........................................     9,111      10,433
                                                              --------    --------
                                                               129,052     188,844
Cost of sales...............................................    75,024     108,295
                                                              --------    --------
Gross profit................................................    54,028      80,549
Selling, general and administrative expenses................    32,280      52,249
                                                              --------    --------
Earnings from operations....................................    21,748      28,300

Other income (expense):
    Interest expense, net...................................    (2,333)     (2,653)
    Other, net..............................................      (112)        (24)
                                                              --------    --------
                                                                (2,445)     (2,677)

Earnings before income taxes................................    19,303      25,623
Income taxes (note 5).......................................     7,817      10,200
                                                              --------    --------
Net earnings................................................  $ 11,486    $ 15,423
                                                              ========    ========
Net earnings per share:
    Basic...................................................  $   0.27    $   0.36
                                                              ========    ========
    Diluted.................................................  $   0.27    $   0.35
                                                              ========    ========
Weighted average number of shares outstanding -- basic......    42,919      43,352
                                                              ========    ========
Weighted average number of shares outstanding -- diluted....    43,177      44,210
                                                              ========    ========


     See accompanying notes to condensed consolidated financial statements.

                         GUESS ?, INC. AND SUBSIDIARIES



                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS



                QUARTERS ENDED MARCH 27, 1999 AND APRIL 1, 2000
                                  (UNAUDITED)



                                 (IN THOUSANDS)



                                                              MARCH 27,   APRIL 1,
                                                                1999        2000
                                                              ---------   --------
Cash flows from operating activities:
    Net earnings............................................  $ 11,486    $ 15,423
    Adjustments to reconcile net earnings to net cash
      provided by operating activities:
        Depreciation and amortization of property and
          equipment.........................................     5,517       7,037
        Amortization of other assets........................       220         (51)
        (Gain) loss on disposition of property and
          equipment.........................................        15         (25)
        Decrease in minority interest.......................        --        (349)
        Foreign currency translation adjustment.............         9         126
        Undistributed equity method (loss)..................        (2)        (24)
        (Increase) decrease in:
            Receivables.....................................   (20,439)    (33,345)
            Inventories.....................................    18,618     (28,898)
            Prepaid expenses................................     2,573       1,648
            Other assets....................................      (229)     (3,709)
        Increase (decrease) in:
            Accounts payable................................    (9,693)     (2,517)
            Accrued expenses................................    (4,011)     (8,147)
            Income taxes payable............................     4,453       4,547
                                                              --------    --------
            Net cash provided by (used in) operating
              activities....................................     8,517     (48,284)

Cash flows from investing activities:
    Net (purchases of) proceeds from the sale of short-term
      investments...........................................        --      25,456
    Purchases of property and equipment.....................    (2,292)    (12,941)
    Proceeds from the disposition of property and
      equipment.............................................         6          25
    Acquisition of license..................................      (125)       (158)
    Purchase of investment securities available for sale....    (2,100)     (1,478)
    Increase in long-term investments.......................    (2,500)         --
                                                              --------    --------
        Net cash provided by (used in) investing
          activities........................................    (7,011)     10,904

Cash flows from financing activities:
    Repayment of senior subordinated notes..................    (4,000)         --
    Proceeds from notes payable and long-term debt..........        --      42,302
    Repayments of notes payable and long-term debt..........        --      (5,896)
    Proceeds from issuance of common stock..................        98         641
                                                              --------    --------
        Net cash provided by (used in) financing
          activities........................................    (3,902)     37,047

Effect of exchange rates on cash............................       (16)         37
Net decrease in cash........................................    (2,412)       (296)
Cash, beginning of period...................................     5,853       6,139
                                                              --------    --------
Cash, end of period.........................................  $  3,441    $  5,843
                                                              ========    ========
Supplemental disclosures:
    Cash paid during the period for:
        Interest............................................  $  6,274    $  6,657
        Income taxes........................................       610       1,263
                                                              ========    ========


     See accompanying notes to condensed consolidated financial statements.

                         GUESS ?, INC. AND SUBSIDIARIES



              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS



                QUARTERS ENDED MARCH 27, 1999 AND APRIL 1, 2000
                                  (UNAUDITED)



(1) BASIS OF PRESENTATION



    In the opinion of management, the accompanying unaudited condensed consolidated financial statements of Guess ?, Inc. and its subsidiaries (the "Company") contain all adjustments, consisting of normal recurring adjustments, considered necessary for a fair presentation of the condensed consolidated balance sheet as of April 1, 2000, the consolidated statements of earnings for the quarters ended March 27, 1999 and April 1, 2000, and the statements of cash flows for the quarters ended March 27, 1999 and April 1, 2000. The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with Rule 10-01 of Regulation S-X of the Securities and Exchange Commission ("SEC"). Accordingly, they have been condensed and do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. The results of operations for the quarter ended April 1, 2000 are not necessarily indicative of the results of operations for the full fiscal year.



    Effective January 1, 2000, the Company changed its quarterly reporting period to end on the Saturday nearest the calendar quarter end. Previously, the Company's quarterly reporting period ended on the last Saturday of the quarter, which resulted in six more calendar days in the current quarter. This change did not have a material impact on the consolidated financial statements.



(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES



EARNINGS PER SHARE



    Basic earnings per share represents net earnings divided by the weighted-average number of common shares outstanding for the period. Diluted earnings per share represents net earnings divided by the weighted average number of shares outstanding, inclusive of the dilutive impact of common stock equivalents. During the quarters ended March 27, 1999 and April 1, 2000, the difference between basic and diluted earnings per share was due to the dilutive impact of options to purchase common stock. Options to purchase 326,725 shares of common stock at $27.31 per share during the three month period ended April 1, 2000 and options to purchase 1,055,075 shares of common stock at prices ranging from $7.50 to $11.00 during the three month period ended March 27, 1999 were not included in the computation of diluted earnings per share because the exercise prices were greater than the average market price of the common stock. Therefore, the options are antidiluted.



BUSINESS SEGMENT REPORTING



    The Company reports segment information under Statement of Financial Accounting Standards No. 131 (SFAS 131), "Disclosures About Segments of an Enterprise and Related Information." The business segments of the Company are wholesale, retail and licensing operations. Information relating to these segments is summarized in note 6.



COMPREHENSIVE INCOME



    The Company reports comprehensive income under SFAS No. 130, "Reporting Comprehensive Income". Comprehensive income consists of net earnings, unrealized gains on investments available for

                         GUESS ?, INC. AND SUBSIDIARIES

                QUARTERS ENDED MARCH 27, 1999 AND APRIL 1, 2000
                                  (UNAUDITED)



(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)


sale and foreign currency translation adjustments. A reconciliation of comprehensive income for the quarters ended March 27, 1999 and April 1, 2000 is as follows (in thousands):



                                                              QUARTERS ENDED
                                                           --------------------
                                                           MARCH 27,   APRIL 1,
                                                             1999        2000
                                                           ---------   --------
Net earnings.............................................   $11,486    $15,423
Unrealized loss on investments, net of taxes.............        --     (4,515)
Foreign currency translation adjustment..................        (9)       163
                                                            -------    -------
Comprehensive income.....................................   $11,477    $11,071
                                                            =======    =======



    As of April 1, 2000, the remaining accumulated other comprehensive income included in stockholders' equity was $5.9 million.



(3) INVENTORIES



    The components of inventories consist of the following (in thousands):



                                                              APRIL 1,
                                                                2000
                                                              --------
Raw materials...............................................  $  8,628
Work in progress............................................    12,302
Finished goods -- retail....................................    57,255
Finished goods -- wholesale.................................    57,337
                                                              --------
                                                              $135,522
                                                              ========



    At April 1, 2000, total inventories included $13.8 million of inventories from Guess? Canada Corporation, the Company's licensee for wholesale and retail operations in Canada. The Company holds a 60% ownership interest in Guess? Canada Corporation.



(4) INVESTMENTS



    At April 1, 2000, short-term investments consisted of marketable securities available for sale.



(5) INCOME TAXES



    Income taxes for the interim periods were computed using the effective tax rate estimated to be applicable for the full fiscal year, which is subject to ongoing review and evaluation by management.



(6) SEGMENT INFORMATION



    In accordance with the requirements of SFAS 131, "Disclosures about Segments of an Enterprise and Related Information," the Company's reportable business segments and respective accounting policies of the segments are the same as those described in note 2. Management evaluates segment

                         GUESS ?, INC. AND SUBSIDIARIES

                QUARTERS ENDED MARCH 27, 1999 AND APRIL 1, 2000
                                  (UNAUDITED)



(6) SEGMENT INFORMATION (CONTINUED)


performance based primarily on revenue and earnings from operations. Interest income and expense are evaluated on a consolidated basis and are not allocated to the Company's business segments.



    Net revenue and earnings from operations are summarized as follows for the quarters ended March 27, 1999 and April 1, 2000 (in thousands):



                                                             QUARTERS ENDED
                                                          --------------------
                                                          MARCH 27,   APRIL 1,
                                                            1999        2000
                                                          ---------   --------
Net revenue:
    Retail operations...................................  $ 51,474    $ 77,772
    Wholesale operations................................    68,467     100,639
    Licensing operations................................     9,111      10,433
                                                          --------    --------
                                                          $129,052    $188,844
                                                          ========    ========
Earnings from operations:
    Retail operations...................................  $      7    $ (1,121)
    Wholesale operations................................    14,031      20,752
    Licensing operations................................     7,710       8,669
                                                          --------    --------
                                                          $ 21,748    $ 28,300
                                                          ========    ========



    Due to the seasonal nature of these business segments, especially retail operations, the above net revenue and operating results for the first quarter ended April 1, 2000, are not necessarily indicative of the results that may be expected for the full fiscal year.



(7) BANK CREDIT FACILITY



    On December 3, 1999, the Company entered into a $125 million Credit Agreement ("Credit Facility") with The Chase Manhattan Bank. The Credit Facility provides the Company with a revolving credit facility, which includes a $50 million sub-limit for letters of credit. Our Credit Facility accrues interest at LIBOR plus 100 basis points, the Prime rate, the base CD Rate plus 100 basis points or the Fed Funds rate plus 50 basis points depending on the duration and type of loan facility. The Credit Facility expires on October 31, 2002. At April 1, 2000, the Company has $29.3 million outstanding borrowings under the Credit Facility, $5.2 million in outstanding standby letters of credit and $33.1 million in outstanding documentary letters of credit. At April 1, 2000, the Company had $57.4 million available for future borrowings under such facility. The Credit Facility contains various restrictive covenants requiring, among other things, the maintenance of certain financial ratios. As of April 1, 2000, the Company was in compliance with all such covenants.



(8) COMMON STOCK



    On April 27, 2000, the Company filed a registration statement to sell 4.5 million shares of common stock. On May 24, 2000, the Company amended its registration statement to sell up to a maximum aggregate offering price of $200 million of shares of common stock under a shelf registration statement.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS OR IN ANY ACCOMPANYING PROSPECTUS SUPPLEMENT. NO DEALER, SALESPERSON OR OTHER PERSON IS AUTHORIZED TO GIVE INFORMATION THAT IS NOT CONTAINED IN THIS PROSPECTUS OR IN ANY ACCOMPANYING PROSPECTUS SUPPLEMENT. NEITHER THIS PROSPECTUS NOR ANY ACCOMPANYING PROSPECTUS SUPPLEMENT IS AN OFFER TO SELL NOR IS IT SEEKING AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS AND IN ANY ACCOMPANYING PROSPECTUS SUPPLEMENT IS CORRECT ONLY AS OF THE DATE OF THIS PROSPECTUS AND ANY ACCOMPANYING PROSPECTUS SUPPLEMENT, REGARDLESS OF THE TIME OF THE DELIVERY OF THIS PROSPECTUS OR ANY ACCOMPANYING PROSPECTUS SUPPLEMENT OR ANY SALE OF THESE SECURITIES.

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth costs and expenses of the sale and distribution of the securities being registered. All amounts except SEC fees are estimates.


SEC registration fee........................................  $52,800
NASD Filing fee.............................................
Listing fee.................................................
Accounting fees and expenses................................
Legal fees and expenses.....................................
Printing expenses...........................................
Miscellaneous...............................................
Total.......................................................  $


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Pursuant to Section 145 of the General Corporation Law of the State of Delaware (the "DGCL"), Article IX of the Bylaws of the Registrant provides that the Registrant shall indemnify any person in connection with any threatened, pending or completed legal proceeding (other than a legal proceeding by or in the right of the Registrant) by reason of the fact that he is or was a director or officer of the Registrant or is or was serving at the request of the Registrant as a director, officer, employee or agent of another corporation, partnership or other enterprise against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such legal proceeding if he acted in good faith and in a manner that he reasonably believed to be in or not opposed to the best interests of the Registrant, and, with respect to any criminal action or proceeding, if he had no reasonable cause to believe that his conduct was unlawful. If the legal proceeding is by or in the right of the Registrant, the director or officer may he indemnified by the Registrant against expenses (including attorneys' fees) actually and reasonably incurred in connection with the defense or settlement of such legal proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Registrant and except that he may not be indemnified in respect of any claim, issue or matter as to which he shall have been adjudged to be liable to the Registrant unless a court determines otherwise.

Article IX of the Registrant's Bylaws allows the Registrant to maintain director and officer liability insurance on behalf of any person who is or was a director or officer of the Registrant or such person who serves or served as director, officer, employee or agent of another corporation, partnership or other enterprise at the request of the Registrant.

Pursuant to Section 102(b)(7) of the DGCL, Article VII of the Restated Certificate of Incorporation of the Registrant, which is Exhibit 3.1 to this Registration Statement, provides that no director of the Registrant shall be personally liable to the Registrant or its stockholders for monetary damages for any breach of his fiduciary duty as a director; provided, however, that such clause shall not apply to any liability of a director (1) for any breach of his duty of loyalty to the Registrant or its stockholders, (2) for acts or omissions that are not in good faith or involve intentional misconduct or a knowing violation of the law, (3) under Section 174 of the DGCL, or (4) for any transaction from which the director derived an improper personal benefit.

ITEM 16. EXHIBITS.


         1.1            Form of Underwriting Agreement.***
         3.1            Restated Certificate of Incorporation of the Registrant.*
         3.2            Bylaws of the Registrant.*
         4.1            Specimen certificate for shares of common stock.*
         5.1            Opinion of Skadden, Arps, Slate, Meagher & Flom LLP.
        23.1            Consent of KPMG LLP, independent auditors.
        23.2            Consent of Skadden, Arps, Slate, Meagher & Flom LLP
                        (included in Exhibit 5.1).
        24.1            Power of Attorney.**
        99.1            Valuation and Qualifying Accounts


---------------------


* Incorporated by reference from the exhibit of the same number to the Company's Registration Statement on Form S-1 (File No. 333-4419), as amended.



**   Previously filed.



*** Document previously filed removed. To be filed by amendment or as an exhibit to a document to be incorporated or deemed to be incorporated by reference in the Registration Statement.


ITEM 17. UNDERTAKINGS.


A. Undertaking Involving Rule 415 Offering



The undersigned registrant hereby undertakes:



    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:



    (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;



    (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.



    (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;



PROVIDED, HOWEVER, that paragraphs (A)(1)(i) and (A)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.



    (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof; and



    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

B. Undertaking Regarding Filings Incorporating Subsequent Exchange Act Documents by Reference


The undersigned hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.


C.  Undertaking in Respect of Indemnification



Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 15, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.



D. Undertaking Pursuant to Rule 430A


The undersigned registrant hereby undertakes that:


    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or Rule 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.


    (2) For the purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, on the 24th day of May, 2000.



                                                       GUESS ?, INC.

                                                       By:             /s/ MAURICE MARCIANO
                                                            -----------------------------------------
                                                                         Maurice Marciano
                                                                    CO-CHIEF EXECUTIVE OFFICER



Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement on Form S-3 has been signed below by the following persons in the capacities and on the dates indicated.



                   SIGNATURE                                          TITLE                    DATE
                   ---------                                          -----                    ----

                                                         Co-Chairman of the Board,
              /s/ MAURICE MARCIANO                       Co-Chief Executive Officer and
    ---------------------------------------              Director (Co-Principal            May 24, 2000
                Maurice Marciano                         Executive Officer)

                                                         Co-Chairman of the Board,
                       *                                 Co-Chief Executive Officer,
    ---------------------------------------              President and Director            May 24, 2000
                 Paul Marciano                           (Co-Principal Executive
                                                         Officer)

                       *                                 Senior Executive Vice
    ---------------------------------------              President, Assistant Secretary    May 24, 2000
                Armand Marciano                          and Director

                                                         Executive Vice President and
                       *                                 Chief Financial Officer
    ---------------------------------------              (Principal Financial and          May 24, 2000
                Brian L. Fleming                         Accounting Officer)

                       *
    ---------------------------------------              Director                          May 24, 2000
                Robert C. Davis

                       *
    ---------------------------------------              Director                          May 24, 2000
                  Bryan Isaacs

                   SIGNATURE                                          TITLE                    DATE
                   ---------                                          -----                    ----

                       *
    ---------------------------------------              Director                          May 24, 2000
                 Alice T. Kane

                       *
    ---------------------------------------              Director                          May 24, 2000
                  Howard Socol



*By:                  /s/ MAURICE MARCIANO
             --------------------------------------
                        Maurice Marciano
                        ATTORNEY-IN-FACT

                               INDEX TO EXHIBITS


                                                                                      SEQUENTIALLY
       EXHIBIT                                                                          NUMBERED
       NUMBER                                   DESCRIPTION                               PAGE
---------------------   ------------------------------------------------------------  ------------
1.1.........            Form of Underwriting Agreement.***
3.1.........            Restated Certificate of Incorporation of the Registrant.*
3.2.........            Bylaws of the Registrant. *
4.1.........            Specimen certificate for shares of common stock.*
5.1.........            Opinion of Skadden, Arps, Slate, Meagher & Flom LLP.
23.1........            Consent of KPMG LLP, independent auditors.
23.2........            Consent of Skadden, Arps, Slate, Meagher & Flom LLP
                        (included in Exhibit 5.1).
24.1........            Power of Attorney.**
99.1........            Valuation and Qualifying Accounts


---------------------


* Incorporated by reference from the exhibit of the same number to the Company's Registration Statement on Form S-1 (File No. 333-4419), as amended.



**   Previously filed.



*** Document previously filed removed. To be filed by amendment or as an exhibit to a document to be incorporated or deemed to be incorporated by reference in the Registration Statement.